MFA
MORTGAGE INVESTMENTS, INC.

2007 Annual Report

TABLE OF CONTENTS

MFA MORTGAGE INVESTMENTS, INC. is a real estate investment trust ("REIT") that invests, on a leveraged basis, in a portfolio of high-quality hybrid and adjustable-rate mortgage-backed securities ("MBS").


$0.08
$0.09
$0.10
$0.145
Q1 '07
Q2 '07
Q3 '07
Q4 '07

Common Stock Dividends
per share


$6.5
$7.1
$7.1
$8.6
Q1 '07
Q2 '07
Q3 '07
Q4 '07

Total Assets
in billions


0.16%
0.20%
0.36%
0.65%
Q1 '07
Q2 '07
Q3 '07
Q4 '07

Yield Spreads

Dear Fellow Stockholders:

MFA provides its stockholders with attractive returns through leveraged investments in high-quality hybrid and adjustable-rate MBS. In 2007, the results of this strategy spoke for themselves. Our portfolio spreads and the dividends to common stockholders trended up in each of the four quarters. As of December 31, 2007, approximately 99% of our assets consisted of MBS issued or guaranteed by a federally chartered corporation (Fannie Mae and Freddie Mac), or an agency of the U.S. government (Ginnie Mae), other MBS rated "AAA" by Standard & Poor's Corporation, MBS-related receivables and cash.

In light of continuing concerns regarding the residential mortgage and housing markets, we are pleased with our strategy of investing in high-quality assets.

MFA TOTAL ASSETS
At December 31, 2007


0.1%
5.1%
94.8%
Agency MBS
$7.870 billion
AAA Rated MBS
$0.425 billion
MBS and other securities rated below AAA or unrated
$0.008 billion

Concerns about increased mortgage delinquencies have led investors to question the underlying risk and value of MBS across the ratings spectrum. Banks, brokers and insurers have announced billions in losses from exposure to the U.S. mortgage credit market. These losses have reduced financial industry capital.

While we have consistently maintained an assets-to-equity multiple of approximately 9x–10x (or a debt-to-equity multiple of approximately 8x–9x), we have determined that in this current period of financial industry stress the prudent strategy is to generally lower our target debt-to-equity multiple to approximately 7x–9x. Our focus will continue to be in high-quality agency MBS, which are liquid and financeable.

MBS BY TIME TO COUPON RESET OR ESTIMATED PREPAYMENT*

At December 31, 2007


16%
31%
27%
14%
12%
Greater than 60 Months
37–60 Months
25–36 Months
13–24 Months
Within 12 Months

*Applying a 20% CPR

We believe this strategy will reduce the uncertainty reflected in MFA's share price and will position MFA to take advantage of profitable opportunities that we believe will be available in the future. One major initiative for 2008 is the expected initial public offering of MFResidential Investments, Inc. This new company will employ a different focus than MFA by primarily investing in non-agency residential MBS, residential mortgage loans and other real estate-related assets. MFResidential, which will be externally managed by a subsidiary of MFA, is expected to generate investment management fee income for MFA and additional value for MFA's stockholders.

Our core business model, our proven and experienced management team and our corporate values should give you, our stockholders, strong reason to be optimistic about our future. On behalf of the Board of Directors and employees of MFA, we thank you for your continued investment and confidence.

Stewart Zimmerman
Chairman of the Board
President and CEO
March 20, 2008

MFA

MORTGAGE INVESTMENTS, INC.

Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-13991

MFA MORTGAGE INVESTMENTS, INC.

(Exact name of registrant as specified in its charter)

Maryland *(State or other jurisdiction of incorporation or organization)*	**13-3974868** *(I.R.S. Employer Identification No.)*
350 Park Avenue, 21st Floor, New York, New York *(Address of principal executive offices)*	**10022** *(Zip Code)*

(212) 207-6400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange
8.50% Series A Cumulative Redeemable Preferred Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No ✓

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes __ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ✓

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]　　Accelerated filer [✓]　　Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No ✓

On June 29, 2007, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $599,828,138 based on the closing sales price of our common stock on such date as reported on the New York Stock Exchange.

On February 12, 2008, the registrant had a total of 151,651,761 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2008 annual meeting of stockholders scheduled to be held on May 21, 2008 are incorporated by reference into Part III of this annual report on Form 10-K.

TABLE OF CONTENTS

CAUTIONARY STATEMENT – This annual report on Form 10-K may contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended (or 1933 Act), and Section 21E of the Securities Exchange Act of 1934, as amended (or 1934 Act). We caution that any such forward-looking statements made by us are not guarantees of future performance and that actual results may differ materially from those in such forward-looking statements. Some of the factors that could cause actual results to differ materially from estimates contained in our forward-looking statements are set forth in this annual report on Form 10-K for the year ended December 31, 2007. See Item 1A, "Risk Factors" of this annual report on Form 10-K.

In this annual report on Form 10-K, we refer to MFA Mortgage Investments, Inc. and its subsidiaries as "we," "us," or "our," unless we specifically state otherwise or the context indicates otherwise. The following defines certain of the commonly used terms in this annual report on Form 10-K: MBS refers to the mortgage-backed securities in our portfolio; Agency MBS refers to our MBS that are issued or guaranteed by a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. government, such as Ginnie Mae; Hybrids refers to hybrid mortgage loans that have interest rates that are fixed for a specified period of time and, thereafter, generally adjust annually to an increment over a specified interest rate index; ARMs refers to hybrids and adjustable-rate mortgage loans which typically have interest rates that adjust annually to an increment over a specified interest rate index; and ARM-MBS refers to MBS that are secured by ARMs. Hybrid ARMs are identified by their initial fixed-rate and adjustable-rate periods; for example, 5/1 is used to describe a Hybrid ARM with a five-year fixed interest rate period and subsequent one-year interest rate adjustment periods. The date that a Hybrid shifts from a fixed-rate payment schedule to an adjustable-rate payment schedule is known as the reset date.

PART I

Item 1. Business.

General

We are a self-advised real estate investment trust (or REIT) primarily engaged in the business of investing, on a leveraged basis, in ARM-MBS, which are primarily secured by pools of mortgages on single family residences. Our ARM-MBS portfolio consists primarily of Agency MBS or MBS rated in one of the two highest rating categories by at least one nationally recognized rating agency, such as Moody's Investors Services, Inc., Standard & Poor's Corporation or Fitch, Inc. (or Rating Agencies). Our principal business objective is to generate net income for distribution to our stockholders resulting from the spread between the interest and other income we earn on our investments and the interest expense we pay on the borrowings that we use to finance our investments and our operating costs.

At December 31, 2007, we had total assets of approximately $8.606 billion, of which $8.301 billion, or 96.5%, represented our MBS portfolio. At December 31, 2007, $7.870 billion, or 94.8%, of our MBS portfolio was comprised of Agency MBS, $425.0 million, or 5.1%, was comprised of non-Agency AAA rated MBS and $6.2 million, or 0.1%, was comprised of non-Agency MBS rated below AAA or unrated. At December 31, 2007, all of the MBS in our portfolio consisted of ARM-MBS and none of our MBS were backed by subprime mortgage loans. At December 31, 2007, we also had an indirect investment of $11.6 million in a 191-unit multi-family apartment property and other unrated securities of $1.6 million, which, when combined, comprised 0.2% of our total assets. In addition, through wholly-owned subsidiaries, we provide investment advisory services to a third-party institution with respect to their MBS portfolio investments and, as of December 31, 2007, had approximately $279.4 million of assets under management.

We were incorporated in Maryland on July 24, 1997 and began operations on April 10, 1998. We have elected to be treated as a REIT for U.S. federal income tax purposes. One of the requirements of maintaining our qualification as a REIT is that we must distribute at least 90% of our annual net taxable income to our stockholders, subject to certain adjustments.

Investment Strategy

We are primarily engaged in the business of investing in Agency ARM-MBS and other high quality ARM-MBS. Our operating policies require that at least 50% of our investment portfolio consist of ARM-MBS that are either (i) Agency MBS or (ii) rated in one of the two highest rating categories by at least one of the Rating Agencies. Pursuant to our operating policies, the remainder of our assets may consist of direct or indirect investments in: (i) other types of MBS; (ii) residential mortgage loans; (iii) collateralized debt obligations and other related securities; (iv) real estate; (v) securities issued by REITs, limited partnerships and closed-end funds; (vi) high-yield corporate securities and other fixed income instruments (corporate or government); and (vii) other types of assets approved by our Board of Directors (or Board) or a committee thereof. All of our Agency and AAA rated MBS are currently secured by first lien mortgage loans on one to four family properties.

The ARMs collateralizing our MBS are primarily comprised of Hybrids, which have interest rates that are fixed for a specified period (typically three to ten years) and, thereafter, generally adjust annually to an increment over a specified interest rate index, and, to a lesser extent, adjustable-rate mortgages, which have interest rates that generally adjust annually (although some adjust more frequently) to an increment over a specified interest rate index. Interest rates on the mortgage loans collateralizing our MBS are based on specific index rates, such as London Interbank Offered Rate (or LIBOR), the one-year constant maturity treasury (or CMT) rate, the Federal Reserve U.S. 12-month cumulative average one-year CMT (or MTA) or the 11th District Cost of Funds Index (or COFI). In addition, the ARMs collateralizing our MBS typically have interim and lifetime caps on interest rate adjustments.

Because the coupons earned on ARM-MBS adjust over time as interest rates change (typically after a fixed-rate period) the market values of these assets are generally less sensitive to changes in interest rates than are fixed-rate MBS. In order to mitigate our interest rate risks, our strategy is to maintain a substantial majority of our portfolio in ARM-MBS. At December 31, 2007, ARM-MBS comprised 96.5% of our total assets and 100% of our total MBS portfolio. The ability of ARM-MBS to reset over time based on changes in interest rates helps to mitigate interest rate risk more effectively over a longer time period than over the short term; however, interest rate risk is not entirely eliminated.

Financing Strategy

Our financing strategy is designed to increase the size of our MBS portfolio by borrowing against a substantial portion of the market value of the MBS in our portfolio. We typically utilize repurchase agreements to finance the acquisition of our MBS and, in certain cases, enter into interest rate swap agreements (or Swaps) to hedge the interest rate risk associated with these repurchase agreements. At December 31, 2007, we had $7.526 billion outstanding under repurchase agreements, of which $4.628 billion was hedged with Swaps. At December 31, 2007, our assets-to-equity ratio was 9.3 to 1 and our debt-to-equity ratio was 8.1 to 1.

Repurchase agreements are financing arrangements, (i.e., borrowings) under which we pledge our MBS as collateral to secure loans with repurchase agreement counterparties (i.e., lenders). The amount borrowed under a repurchase agreement is limited to a specified percentage of the estimated market value of the pledged collateral. The portion of the pledged collateral held by the lender is the margin requirement for that borrowing. Repurchase agreements take the form of a sale of the pledged collateral to a lender at an agreed upon price in return for such lender's simultaneous agreement to resell the same securities back to the borrower at a future date (i.e., the maturity of the borrowing) at a higher price. The difference between the sale price and repurchase price is the cost, or interest expense, of borrowing under a repurchase agreement. Our cost of borrowings under repurchase agreements generally corresponds to LIBOR plus or minus a margin. Under our repurchase agreements, we retain beneficial ownership of the pledged collateral, while the lender maintains custody of such collateral. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral or, with the consent of the lender, we may renew such agreement at the then prevailing market interest rate. Under our repurchase agreements, a lender may require that we pledge additional assets to such lender (i.e., by initiating a margin call) in the event the estimated fair value of our existing pledged collateral declines below a specified percentage during the term of the borrowing. Our pledged collateral fluctuates in value due to, among other things, principal repayments and changes in market interest rates. By maintaining low leverage, we are better able to respond to potential increases in margin requirements. To date, we have satisfied all of our margin calls.

In order to reduce our exposure to counterparty-related risk, we generally seek to diversify our exposure by entering into repurchase agreements with at least four separate lenders with a maximum loan from any lender of no more than three times our stockholders' equity. At December 31, 2007, we had master repurchase agreements with 19 separate counterparties and had amounts outstanding under repurchase agreements with 18 such counterparties, with a maximum net exposure (the difference between the amount loaned to us, including interest due on such loans, and the estimated fair value of the security pledged by us as collateral, including accrued interest on such securities) to any single lender of $71.9 million. In addition, we also enter into Swaps with certain of our repurchase agreement counterparties and other institutions. At December 31, 2007, our aggregate maximum net exposure to any single counterparty for repurchase agreements and Swaps was $74.5 million.

We enter into derivative financial instruments (or Hedging Instruments) to hedge against increases in interest rates on a portion of our anticipated LIBOR-based repurchase agreements. At December 31, 2007, our Hedging Instruments consisted solely of Swaps, which are used to lock-in fixed interest rates, over the term of the Swap, related to a portion of our current and anticipated repurchase agreements. At December 31, 2007, we were a party to 131 fixed-pay Swaps with an aggregate notional amount of $4.628 billion. Historically, we also purchased interest rate cap agreements (or Caps) to hedge our interest rate risk. A Cap is a contract whereby we, as the purchaser, pay a fee in exchange for the right to receive payments equal to the principal (i.e., notional amount) times the difference between a specified interest rate and a future interest rate during a defined "active" period of time. Under our Caps, if the 30-day LIBOR were to increase above the interest rate specified in each Cap during the effective term of such Cap, we would be entitled to receive monthly payments from the counterparty to such Cap during the period that the 30-day LIBOR exceeded such specified interest rate. While we may in the future purchase Caps, we have not purchased any since 2004. We do not anticipate entering into Hedging Instruments for speculative or trading purposes.

We indirectly own one multi-family apartment property, which is subject to a long-term fixed-rate mortgage loan. The mortgage collateralized by this property is non-recourse, subject to customary non-recourse exceptions, which generally means that the lender's final source of repayment in the event of default is foreclosure of the property. At December 31, 2007, the mortgage secured by this multi-family apartment property was $9.5 million. (See Note 6 to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.)

In the future, we may also use other sources of funding, in addition to repurchase agreements, to finance our MBS portfolio, including, but not limited to, other types of collateralized borrowings, loan agreements, lines of credit, commercial paper or the issuance of debt securities.

Advisory Business and Other Investments

We, through wholly-owned subsidiaries, provide investment advisory services to a third-party institution with respect to its MBS portfolio investments and, as of December 31, 2007, had approximately $279.4 million of assets under management for one institution.

Even though we have acquired primarily Agency and AAA rated MBS to date, pursuant to our operating policies, we also acquire MBS and other mortgage-related assets of lower credit quality (i.e., non-Agency MBS or other securities rated below AAA). At December 31, 2007, 0.1% of our investment securities portfolio was invested in securities that were rated below AAA or unrated (none of which were backed by subprime collateral). To the extent that we identify attractive investment opportunities, we may acquire additional assets in the future that are rated below AAA, or in some cases are unrated.

We continue to explore alternative business strategies, investments and financing sources and other initiatives to complement our core business strategy. However, no assurance can be provided that any such strategic initiatives will or will not be implemented in the future or, if undertaken, that any such strategic initiative will favorably impact us.

Corporate Governance

We pride ourselves on maintaining an ethical workplace in which the highest standards of professional conduct are practiced.

- Our Board is composed of a majority of independent directors. Our Audit, Nominating and Corporate Governance and Compensation Committees are composed exclusively of independent directors.
- In order to foster the highest standards of ethics and conduct in all of our business relationships, we have adopted a Code of Business Conduct and Ethics and Corporate Governance Guidelines, which cover a wide range of business practices and procedures that apply to all of our directors, officers and employees. In addition, we have implemented Whistle Blowing Procedures for Accounting and Auditing Matters that sets forth procedures by which any officer or employee may raise, on a confidential basis, concerns regarding any questionable or unethical accounting, internal accounting controls or auditing matters with our Audit Committee.
- We have an insider trading policy that prohibits any of our directors, officers or employees from buying or selling our common and preferred stock on the basis of material nonpublic information and prohibits communicating material nonpublic information to others.

- We have a formal internal audit function to further the effective functioning of our internal controls and procedures. Our internal audit plan, which is approved annually by our Audit Committee, is based on a formal risk assessment and is intended to provide management and our Audit Committee with an effective tool to identify and address areas of financial or operational concerns and to ensure that appropriate controls and procedures are in place. We have implemented Section 404 of the Sarbanes-Oxley Act of 2002, as amended (or the SOX Act), which requires an evaluation of internal control over financial reporting in association with our financial statements for the year ending December 31, 2007. (See Item 9A, "Controls and Procedures" included in this annual report on Form 10-K.)

Competition

We operate in the mortgage-REIT industry. We believe that our principal competitors in the business of acquiring and holding MBS of the types in which we invest are financial institutions, such as banks, savings and loan institutions, life insurance companies, institutional investors, including mutual funds and pension funds, hedge funds and other mortgage-REITs. Some of these entities may not be subject to the same regulatory constraints (i.e., REIT compliance or maintaining an exemption under the Investment Company Act of 1940, as amended (or the Investment Company Act)) as us. In addition, many of these entities have greater financial resources and access to capital than us. The existence of these entities, as well as the possibility of additional entities forming in the future, may increase the competition for the acquisition of MBS, resulting in higher prices and lower yields on such assets.

Employees

At December 31, 2007, we had 16 employees, all of which were full-time. We believe that our relationship with our employees is good. None of our employees are unionized or represented under a collective bargaining agreement.

Available Information

We maintain a website at www.mfa-reit.com. We make available, free of charge, on our website our (a) annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (including any amendments thereto), proxy statements and other information (or collectively, the Company Documents) filed with, or furnished to, the Securities and Exchange Commission (or SEC), as soon as reasonably practicable after such documents are so filed or furnished, (b) Corporate Governance Guidelines, (c) Code of Business Conduct and Ethics and (d) written charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of our Board. Our Company Documents filed with, or furnished to, the SEC are also available at the SEC's website at www.sec.gov. We also provide copies of our Corporate Governance Guidelines and Code of Business Conduct and Ethics, free of charge, to stockholders who request it. Requests should be directed to Timothy W. Korth, General Counsel, Senior Vice President – Business Development and Secretary, at MFA Mortgage Investments, Inc., 350 Park Avenue, 21st floor, New York, New York 10022.

Item 1A. Risk Factors.

Our business and operations are subject to a number of risks and uncertainties, the occurrence of which could adversely affect our business, financial condition, results of operations and ability to make distributions to stockholders and could cause the value of our capital stock to decline.

General

Our business and operations are affected by a number of factors, many of which are beyond our control, and primarily depend on, among other things, the level of our net interest income, the market value of our assets and the supply of, and demand for, MBS in the market place. Our net interest income varies primarily as a result of changes in interest rates, the slope of the yield curve (i.e., the differential between long-term and short-term interest rates), the availability of adequate financing, borrowing costs (i.e., interest expense) and prepayment speeds on our MBS portfolio, the behavior of which involves various risks and uncertainties. Interest rates and prepayment speeds, as measured by the constant prepayment rate (or CPR), vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty.

Our operating results also depend upon our ability to effectively manage the risks associated with our business operations, including our interest rate and prepayment risks, while maintaining our qualification as a REIT. In addition, we face risks inherent in our other assets, comprised of an indirect 100% interest in a multi-family apartment property, non-Agency MBS rated below AAA and derivative financial instruments. Although these assets represent a small portion of our total assets, less than 1.0% at December 31, 2007, they have the potential of materially impacting our operating performance in future periods if such assets were to become impaired.

An increase in our borrowing costs relative to the interest we receive on our MBS may adversely affect our profitability.

In general, we generate income primarily based on the spread (i.e., the difference) between the interest income we earn on our portfolio, less net amortization of purchase premiums and discounts, and the interest expense we pay on our borrowings. We rely primarily on borrowings under repurchase agreements, typically with terms from one to 60 months, to finance the acquisition of MBS which have longer-term contractual maturities. Even though most of our MBS have interest rates that adjust over time based on short-term changes in corresponding interest rate indexes, the interest we pay on our borrowings may increase at a faster pace than the interest we earn on our MBS. If the interest expense on our borrowings increases relative to the interest income we earn on our MBS, our profitability may be adversely affected.

- ***Changes in interest rates, cyclical or otherwise, may adversely affect our profitability.*** Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political conditions, as well as other factors beyond our control. In general, we finance the acquisition of our MBS through borrowings in the form of repurchase transactions, which exposes us to interest rate risk on the acquired assets. The cost of our borrowings is based on prevailing market interest rates. Because the term of our repurchase transactions typically ranges from one to 60 months at inception, the interest rates on our borrowings generally adjust more frequently (as new repurchase transactions are entered into upon the maturity of existing repurchase transactions) than the interest rates on our MBS. During a period of rising interest rates, our borrowing costs generally will increase at a faster pace than our interest earnings on the leveraged portion of our MBS portfolio, which could result in a decline in our net interest spread and net interest margin. The severity of any such decline would depend on our asset/liability composition at the time as well as the magnitude and period over which interest rates increase. Further, an increase in short-term interest rates could also have a negative impact on the market value of our MBS portfolio. If any of these events happen, we could experience a decrease in net income or incur a net loss during these periods, which may negatively impact our distributions to stockholders.
- ***Hybrid MBS have fixed interest rates for an initial period which may reduce our profitability if short-term interest rates increase.*** The ARMs collateralizing our MBS are primarily comprised of Hybrids, which have interest rates that are fixed for an initial period (typically three to ten years) and, thereafter, generally adjust annually to an increment over a pre-determined interest rate index. Accordingly, during a period of rising interest rates, the cost of our borrowings would increase while the interest income we earn on our MBS portfolio would not increase with respect to our Hybrid MBS that were then in their fixed rate

period. If this happens, we could experience a decrease in net income or incur a net loss during these periods, which may negatively impact our distributions to stockholders.

- ***A flat or inverted yield curve may adversely affect ARM-MBS prepayment rates and supply.*** Our net interest income varies primarily as a result of changes in interest rates as well as changes in interest rates across the yield curve. When the differential between short-term and long-term benchmark interest rates narrows, the yield curve is said to be "flattening." We believe that when the yield curve is relatively flat, borrowers have an incentive to refinance into Hybrids with longer initial fixed-rate periods and fixed rate mortgages, causing our MBS to experience faster prepayments. In addition, a flatter yield curve generally leads to fixed-rate mortgage rates that are closer to the interest rates available on ARMs, potentially decreasing the supply of ARM-MBS. At times, short-term interest rates may increase and exceed long-term interest rates, causing an inverted yield curve. When the yield curve is inverted, fixed-rate mortgage rates may approach or be lower than mortgage rates on ARMs, further increasing ARM-MBS prepayments and further negatively impacting ARM-MBS supply. Increases in prepayments on our MBS portfolio cause our premium amortization to accelerate, lowering the yield on such assets. If this happens, we could experience a decrease in net income or incur a net loss during these periods, which may negatively impact our distributions to stockholders.
- ***Interest rate caps on the ARMs collateralizing our MBS may adversely affect our profitability if short-term interest rates increase.*** The coupons earned on ARM-MBS adjust over time as interest rates change (typically after a fixed-rate period). The financial markets primarily determine the interest rates that we pay on the repurchase transactions used to finance the acquisition of our MBS; however, the level of adjustment on the interest rates earned on our ARM-MBS is typically limited by contract. The interim and lifetime interest rate caps on the ARMs collateralizing our MBS limit the amount by which the interest rates on such assets can adjust. Interim interest rate caps limit the amount interest rates on a particular ARM can adjust during any given year or period. Lifetime interest rate caps limit the amount interest rates can increase from inception through maturity of a particular ARM. Our repurchase transactions are not subject to similar restrictions. Accordingly, in a sustained period of rising interest rates or a period in which interest rates rise rapidly, we could experience a decrease in net income or a net loss because the interest rates paid by us on our borrowings could increase without limitation (as new repurchase transactions are entered into upon the maturity of existing repurchase transactions) while increases in the interest rates earned on the ARMs collateralizing our MBS could be limited due to interim or lifetime interest rate caps.
- ***Adjustments of interest rates on our borrowings may not be matched to interest rate indexes on our MBS.*** In general, the interest rates on our repurchase transactions are based on LIBOR, while the interest rates on our ARM-MBS may be indexed to LIBOR or another index rate, such as the one-year CMT rate, MTA or COFI. Accordingly, any increase in LIBOR relative to one-year CMT rates, MTA or COFI will generally result in an increase in our borrowing costs that is not matched by a corresponding increase in the interest earned on our ARM-MBS. Any such interest rate index mismatch could adversely affect our profitability, which may negatively impact our distributions to stockholders.

Prepayment rates on the mortgage loans underlying our MBS may adversely affect our profitability.

The MBS that we acquire are primarily secured by pools of ARMs on one-to-four family properties. In general, the ARMs collateralizing our MBS may be prepaid at any time without penalty (other than certain MTA-indexed ARMs). Prepayments on our MBS result when homeowners/mortgagees satisfy (i.e., payoff the mortgage) upon selling or refinancing their mortgaged property. In addition, because our MBS are primarily Agency MBS, defaults and foreclosures on such guaranteed MBS typically have the same effect as prepayments. When we acquire a particular MBS, we anticipate that the underlying mortgage loans will prepay at a projected rate which provides us with an expected yield on such MBS. When homeowners/mortgagees prepay their mortgage loans faster than anticipated, it results in a faster prepayment rate on the related MBS in our portfolio and this may adversely affect our profitability. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans.

We often purchase MBS that have a higher interest rate than the prevailing market interest rate. In exchange for a higher interest rate, we typically pay a premium over par value to acquire these securities. In accordance with generally accepted accounting principles (or GAAP), we amortize the premiums on our MBS over the life of the related MBS. If the mortgage loans securing our MBS prepay at a rapid rate, we will have to amortize our premiums on an accelerated basis which may adversely affect our profitability. As of December 31, 2007, the amortized cost of our portfolio of MBS was approximately 101.2% of par value.

Prepayments, which are the primary feature of MBS that distinguish them from other types of bonds, are difficult to predict and can vary significantly over time. As the holder of MBS, we receive a portion of our investment principal when underlying mortgages are prepaid. In order to continue to earn a return on this prepaid principal, we must reinvest it in additional MBS or other assets; however, if interest rates decline, we may earn a lower return on our new investments as compared to the MBS that prepay. Prepayments may have a negative impact on our financial results, the effects of which depends on, among other things, the amount of unamortized premium on the MBS, the reinvestment lag and the reinvestment opportunities.

Our business strategy involves a significant amount of leverage which may adversely affect our return on our investments and may reduce cash available for distribution to our stockholders as well as increase losses when economic conditions are unfavorable.

Pursuant to our financing strategy, we borrow against a substantial portion of the market value of our MBS and use the borrowed funds to acquire additional investment assets. We are not required to maintain any particular assets-to-equity ratio. Future increases in the amount by which the collateral value is required to contractually exceed the repurchase agreement loan amount, decreases in the market value of our MBS, increases in interest rate volatility and changes in the availability of adequate financing could cause us to be unable to achieve the degree of leverage we believe to be optimal. Our return on our assets and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions prevent us from leveraging our investments or cause the cost of our financing to increase relative to the income that can be derived from the leveraged assets. In addition, our payment of interest expense on our borrowings will reduce cash flow available for distributions to our stockholders. If the interest income on our MBS purchased with borrowed funds fails to cover the interest expense of the related borrowings, we will experience net interest losses and may experience net losses from operations. Such losses could be significant as a result of our leveraged structure. The use of borrowing, or "leverage," to finance our MBS and other assets involves a number of other risks, including the following:

- ***Adverse developments involving major financial institutions or involving one of our lenders could result in a rapid reduction in our ability to borrow and adversely affect our business and profitability.*** Although as of December 31, 2007 we had amounts outstanding under repurchase agreements with 18 separate lenders and continue to develop new relationships with additional lenders, recent turmoil in the financial markets as it relates to major financial institutions has raised concerns that a material adverse development involving one or more major financial institutions could result in our lenders reducing our access to funds available under our repurchase agreements. Because all of our repurchase agreements are uncommitted, such a disruption could cause our lenders to determine to reduce or terminate our access to future borrowings, which could adversely affect our business and profitability. Furthermore, if many of our lenders became unwilling or unable to provide us with financing, we could be forced to sell our investment securities at an inopportune time when prices are depressed.
- ***Our profitability may be limited by a reduction in our leverage.*** As long as we earn a positive spread between interest and other income we earn on our assets and our borrowing costs, we can generally increase our profitability by using greater amounts of leverage. We cannot, however, assure you that repurchase financing will remain an efficient source of long-term financing for our assets. The amount of leverage that we use may be limited because our lenders might not make funding available to us at acceptable rates or they may require that we provide additional collateral to secure our borrowings. If our financing strategy is not viable, we will have to find alternative forms of financing for our assets which may not be available. In addition, in response to certain interest rate and investment environments, we could implement a strategy of reducing our leverage by selling assets or not replacing MBS as they amortize and/or prepay, thereby decreasing the outstanding amount of our related borrowings. Such an action would likely reduce interest income, interest expense and net income, the extent of which would be dependent on the level of reduction in assets and liabilities as well as the sale prices for which the assets were sold.

- ***If we are unable to renew our borrowings at favorable rates, it may force us to sell assets and our profitability may be adversely affected.*** Since we rely primarily on borrowings under repurchase agreements to finance our MBS, our ability to achieve our investment objectives depends on our ability to borrow money in sufficient amounts and on favorable terms and on our ability to renew or replace maturing borrowings on a continuous basis. Our ability to enter into repurchase agreements in the future will depend on the market value of our MBS pledged to secure the specific borrowings, the availability of adequate financing and other conditions existing in the lending market at that time. If we are not able to renew or replace maturing borrowings, we would be forced to sell some of our assets under possibly adverse market conditions, which may adversely affect our profitability.
- ***A decline in the market value of our assets may result in margin calls that may force us to sell assets under adverse market conditions.*** The market value of our MBS, generally moves inversely to changes in interest rates and, as a result, may be negatively impacted by increases in interest rates. Accordingly, in a rising interest rate environment, the value of our assets may decline. A decline in the market value of our MBS may limit our ability to borrow against such assets or result in lenders initiating margin calls, which require a pledge of additional collateral or cash to re-establish the required ratio of borrowing to collateral value, under our repurchase agreements. Posting additional collateral or cash to support our credit will reduce our liquidity and limit our ability to leverage our assets, which could adversely affect our business. As a result, we could be forced to sell some of our assets in order to maintain liquidity. Forced sales typically result in lower sales prices than do market sales which are made in the normal course of business. If our MBS were liquidated at prices below our amortized cost (i.e., the carrying value) of such investments, we would incur losses. Such a situation could result in a rapid deterioration of our financial condition and possibly necessitate a filing for bankruptcy protection.
- ***If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying security back to us at the end of the transaction term or if we default on our obligations under the repurchase agreement, we would incur losses.*** When we engage in repurchase transactions, we generally sell securities to lenders (i.e., repurchase agreement counterparties) and receive cash from the lenders. The lenders are obligated to resell the same securities back to us at the end of the term of the transaction. Because the cash we receive from the lender when we initially sell the securities to the lender is less than the value of those securities (this difference is referred to as the haircut), if the lender defaults on its obligation to resell the same securities back to us we would incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). Further, if we default on one of our obligations under a repurchase transaction, the lender can terminate the transaction and cease entering into any other repurchase transactions with us. Our repurchase agreements contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default. Any losses we incur on our repurchase transactions could adversely affect our earnings and thus our cash available for distribution to our stockholders.
- ***Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy.*** Borrowings made under repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code. In the unlikely event that a lender under our repurchase agreements files for bankruptcy it may be difficult for us to recover our assets pledged as collateral to such lender. In addition, if we ever file for bankruptcy, lenders under our repurchase agreements may be able to avoid the automatic stay provisions of the Bankruptcy Code and take possession of, and liquidate, our collateral under our repurchase agreements without delay.

We may experience a decline in the market value of our assets.

A decline in the market value of our MBS or other assets may require us to recognize an "other-than-temporary" impairment against such assets under GAAP if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair market value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale.

Our investment strategy may involve credit risk.

The holder of a mortgage or MBS assumes a risk that the borrowers may default on their obligations to make full and timely payments of principal and interest. Our investment policy requires that at least 50% of our assets consist of ARM-MBS that are either issued or guaranteed by a federally charted corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. government, such as Ginnie Mae, or are rated in one of the two highest rating categories by at least one of the Rating Agencies. Even though we have acquired primarily Agency and AAA rated MBS to date, pursuant to our investment policy, we have the ability to acquire MBS and other investment assets of lower credit quality. At December 31, 2007, we owned $7.9 million of non-Agency MBS and other securities that were rated below AAA or unrated, none of which were backed by subprime collateral. Such lower credit quality investments could cause us to incur losses of income from, and/or losses in market value relating to, these assets if there are defaults of principal and/or interest on, or if the Rating Agencies downgrade the credit rating of, these assets.

Our use of hedging strategies to mitigate our interest rate exposure may not be effective and may expose us to counterparty risks.

In accordance with our operating policies, we may pursue various types of hedging strategies, including Swaps, Caps and other derivative transactions, to seek to mitigate or reduce our exposure to losses from adverse changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and financing sources used and other changing market conditions. No hedging strategy, however, can completely insulate us from the interest rate risks to which we are exposed or that the implementation of any hedging strategy would have the desired impact on our results of operations or financial condition. Certain of the U.S. federal income tax requirements that we must satisfy in order to qualify as a REIT may limit our ability to hedge against such risks. We will not enter into derivative transactions if we believe that they will jeopardize our qualification as a REIT.

Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability;
- the amount of income that a REIT may earn from hedging transactions (other than through taxable REIT subsidiaries (or TRSs)) to offset interest rate losses is limited by U.S. federal tax provisions governing REITs;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the party owing money in the hedging transaction may default on its obligation to pay.

We primarily use Swaps to hedge against anticipated future increases in interest rates on our repurchase agreements. Should a Swap counterparty be unable to make required payments pursuant to such Swap, the hedged liability would cease to be hedged for the remaining term of the Swap. In addition, we may be at risk for any collateral held by a hedging counterparty to a Swap, should such counterparty become insolvent or file for bankruptcy. Our hedging transactions, which are intended to limit losses, may actually adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

Hedging Instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of Hedging Instruments may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We may enter into Hedging Instruments that could expose us to contingent liabilities in the future.

Subject to maintaining our qualification as a REIT, part of our financing strategy will involve entering into Hedging Instruments that could require us to fund cash payments in certain circumstances (e.g., the early termination of a Hedging Instrument caused by an event of default or other voluntary or involuntary termination event or the decision by a hedging counterparty to request the posting of collateral it is contractually owed under the terms of a Hedging Instrument). With respect to the termination of an existing Swap, the amount due would generally be equal to the unrealized loss of the open Swap position with the hedging counterparty and could also include other fees and charges. These economic losses will be reflected in our financial results of operations and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time. Any losses we incur on our Hedging Instruments could adversely affect our earnings and thus our cash available for distribution to our stockholders.

We may change our investment strategy, operating policies and/or asset allocations without stockholder consent.

We may change our investment strategy, operating policies and/or asset allocation with respect to investments, acquisitions, leverage, growth, operations, indebtedness, capitalization and distributions at any time without the consent of our stockholders. A change in our investment strategy may increase our exposure to interest rate and/or credit risk, default risk and real estate market fluctuations. Furthermore, a change in our asset allocation could result in our making investments in asset categories different from our historical investments. These changes could adversely affect our financial condition, results of operations, the market price of our common stock or our ability to pay dividends or distributions.

We have not established a minimum dividend payment level.

We intend to pay dividends on our common stock in an amount equal to at least 90% of our REIT taxable income, which is calculated before deductions of dividends paid and excluding net capital gains and losses, in order to maintain our qualification as a REIT for U.S. federal income tax purposes. Dividends will be declared and paid at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our REIT qualification and such other factors as our Board may deem relevant from time to time. We have not established a minimum dividend payment level for our common stock and our ability to pay dividends may be negatively impacted by adverse changes in our operating results.

We are dependent on our executive officers and key personnel for our success.

As a self-advised REIT, our success is dependent upon the efforts, experience, diligence, skill and network of business contacts of our executive officers and key personnel, including Stewart Zimmerman, Chairman of the Board, Chief Executive Officer and President; William S. Gorin, Executive Vice President and Chief Financial Officer; Ronald A. Freydberg, Executive Vice President and Chief Portfolio Officer; Timothy W. Korth, General Counsel, Senior Vice President - Business Development and Corporate Secretary; and Teresa D. Covello, Senior Vice President, Chief Accounting Officer and Treasurer. The departure of any of our executive officers and/or key personnel could have a material adverse effect on our operations and performance.

We are dependent on information systems and systems' failures could significantly disrupt our business.

Our business is highly dependent on our communications and information systems. Any failure or interruption of our systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operation and performance.

We may be subject to risks associated with our investments in real estate.

Real property investments are subject to varying degrees of risk. The economic returns from our indirect investment in Lealand Place, a 191-unit multi-family apartment property located in Lawrenceville, Georgia (or Lealand), may be impacted by a number of factors, including general and local economic conditions, the relative supply of apartments and other housing in the area, interest rates on mortgage loans, the need for and costs of repairs and maintenance of the property, government regulations and the cost of complying with them, taxes and inflation. In general, local conditions in the applicable market area significantly affect occupancy or rental rates for multi-family apartment properties. Real estate investments are relatively illiquid and, therefore, we will have limited ability to dispose of our investment quickly in response to changes in economic or other conditions. In addition, under certain circumstances, we may be subject to significant tax liability in the event that we sell our investment in the property. Under various federal, state and local environmental laws, regulations and ordinances, we may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases at the property and may be held liable to a governmental entity or to third parties for property or personal injury damages and for investigation and remediation costs incurred as a result of contamination. These damages and costs may be substantial. The presence of such substances, or the failure to properly remediate the contamination, may adversely affect our ability to borrow against, sell or rent the affected property. We must operate the property in compliance with numerous federal, state and local laws and regulations, including landlord tenant laws, the Americans with Disabilities Act of 1990 and other laws generally applicable to business operations. Noncompliance with such laws could expose us to liability.

We operate in a highly competitive market for investment opportunities and competition may limit our ability to acquire desirable investment securities.

We operate in a highly competitive market for investment opportunities. Our profitability depends, in large part, on our ability to acquire MBS or other investment securities at favorable prices. In acquiring our investment securities, we compete with a variety of institutional investors, including other REITs, public and private funds, commercial and investment banks, commercial finance and insurance companies and other financial institutions. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Several other REITs have recently raised, or are expected to raise, significant amounts of capital, and may have investment objectives that overlap with ours, which may create additional competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish additional business relationships than us. Furthermore, competition for investment securities of the types and classes which we acquire may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable investments may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time, as we can provide no assurance that we will be able to identify and make investments that are consistent with our investment objectives.

Our qualification as a REIT.

We believe that we qualify for taxation as a REIT for U.S. federal income tax purposes and plan to operate so that we can continue to meet the requirements for qualification and taxation as a REIT. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our income that we distribute currently to our stockholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances, some of which may not be totally within our control and some of which involve questions of interpretation. For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, like mortgage interest, that are itemized in the REIT tax laws. In addition, the composition of our assets must meet certain requirements at the close of each quarter. There can be no assurance that the Internal Revenue Service (or IRS) or a court would agree with any conclusions or positions we have taken in interpreting the REIT requirements. We also are required to distribute to our stockholders at least 90% of our net taxable income (excluding net capital gains and losses) on an annual basis. Such distribution requirement limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of differences in timing between the recognition of taxable income and the actual receipt of cash, we may have to borrow funds on a short-term basis to meet the 90% distribution requirement. Even a technical or inadvertent mistake could jeopardize our REIT qualification unless we meet certain statutory relief provisions. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT.

If we fail to qualify as a REIT for U.S. federal income tax purposes, we would be subject to U.S. federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes. This likely would have a significant adverse effect on the value of our securities. In addition, we would no longer be required to pay any dividends to stockholders.

Even if we qualify as a REIT for U.S. federal income tax purposes, we are required to pay certain federal, state and local taxes on our income and property. Any of these taxes will reduce our operating cash flow.

Compliance with securities laws and regulations could be costly.

The SOX Act and the rules and regulations promulgated by the SEC and the New York Stock Exchange affect the scope, complexity and cost of corporate governance, regulatory compliance and reporting, and disclosure practices. We believe that these rules and regulations will continue to make it costly for us to obtain director and officer liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain the same coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of management and our Board (particularly with respect to Board members serving on our Audit Committee).

In addition, our management is required to deliver a report that assesses the effectiveness of our internal controls over financial reporting, pursuant to Section 302 of the SOX Act. Section 404 of the SOX Act requires our independent registered public accounting firm to deliver an attestation report on management's assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited financial statements as of each December 31. We cannot give any assurances that material weaknesses will not be identified in the future in connection with our compliance with the provisions of Sections 302 and 404 of the SOX Act. The existence of any such material weakness would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate any material weaknesses in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could lead to a decline in the market price of our common stock.

Loss of our Investment Company Act exemption would adversely affect us.

We intend to conduct our business so as to maintain our exempt status under, and not to become regulated as an investment company for purposes of, the Investment Company Act. If we failed to maintain our exempt status under the Investment Company Act and became regulated as an investment company, our ability to, among other things, use leverage would be substantially reduced and, as a result, we would be unable to conduct our business as described in this annual report on Form 10-K. The Investment Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" (i.e., qualifying interests). Under the current interpretation of the staff of the SEC, in order to qualify for this exemption, we must maintain (i) at least 55% of our assets in qualifying interests (or the 55% Test) and (ii) at least 80% of our assets in real estate related assets (including qualifying interests) (or the 80% Test). MBS that do not represent all of the certificates issued (i.e., an undivided interest) with respect to the entire pool of mortgages (i.e., a whole pool) underlying such MBS may be treated as securities separate from such underlying mortgage loans and, thus, may not be considered qualifying interests for purposes of the 55% Test; however, such MBS would be considered real estate related assets for purposes of the 80% Test. Therefore, for purposes of the 55% Test, our ownership of these types of MBS is limited by the provisions of the Investment Company Act. In meeting the 55% Test, we treat as qualifying interests those MBS issued with respect to an underlying pool as to which we own all of the issued certificates. There can be no assurance that the laws and regulations governing REITs, including the

Division of Investment Management of the SEC, providing more specific or different guidance regarding the treatment of assets as qualifying interests or real estate related assets, will not change in a manner that adversely affects our operations. If the SEC or its staff were to adopt a contrary interpretation, we could be required to sell a substantial amount of our investment securities under potentially adverse market conditions. Further, in order to insure that we at all times qualifies for this exemption from the Investment Company Act, we may be precluded from acquiring MBS whose yield is higher than the yield on MBS that could be otherwise purchased in a manner consistent with this exemption. Accordingly, we monitor our compliance with both of the 55% Test and the 80% Test in order to maintain our exempt status under the Investment Company Act; however, there can be no assurance that we will be able to maintain our exemption as an investment company under the Investment Company Act. If we fail to qualify for this exception in the future, we could be required to restructure our activities, including effecting sales of our investment securities under potentially adverse market conditions, which could negatively affect the value of our common stock, the sustainability of our business model and our ability to make distributions. As of December 31, 2007, we had determined that we were in, and had maintained compliance with, both of the 55% Test and the 80% Test.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Executive Offices

We have a lease for our corporate headquarters in New York, New York which extends through April 30, 2017 and provides for aggregate cash payments ranging from approximately $1.1 million to $1.4 million per year, paid on a monthly basis, exclusive of escalation charges and landlord incentives. In connection with this lease, we established a $350,000 irrevocable standby letter of credit in lieu of lease security for the benefit of our landlord through April 30, 2017. The letter of credit may be drawn upon by the landlord in the event that we default under certain terms of the lease. In addition, we have a lease through December 2011 for our off-site back-up facility located in Rockville Centre, New York, which provides for, among other things, rent of approximately $27,000 per year, paid on a monthly basis. We believe that our current facilities are adequate to meet our needs in the foreseeable future.

Properties Owned Through Subsidiary Corporations

At December 31, 2007, we indirectly owned 100% interest in Lealand, an apartment property located at 2945 Cruse Road, Lawrenceville, Georgia. (See Note 6 to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.)

Item 3. Legal Proceedings.

None.

To date, we have not been required to make any payments to the IRS as a penalty for failing to make disclosures required with respect to certain transactions that have been identified by the IRS as abusive or that have a significant tax avoidance purpose.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

Item 4A. Executive Officers.

The following table sets forth certain information with respect to each of our executive officers at December 31, 2007. The Board appoints or annually reaffirms the appointment of all of our executive officers.

Officer	Age	Position held with our company
Stewart Zimmerman	63	Chairman of the Board, Chief Executive Officer and President
William S. Gorin	49	Executive Vice President and Chief Financial Officer
Ronald A. Freydberg	47	Executive Vice President and Chief Portfolio Officer
Teresa D. Covello	42	Senior Vice President, Chief Accounting Officer and Treasurer
Timothy W. Korth	42	General Counsel, Senior Vice President – Business Development and Corporate Secretary

Stewart Zimmerman has served as our Chief Executive Officer, President and a Director since 1997 and was appointed Chairman of the Board in March 2003. From 1989 through 1997, he initially served as a consultant to The America First Companies and became Executive Vice President of America First Companies, L.L.C. During this time, he held a number of positions: President and Chief Operating Officer of America First REIT, Inc. and President of several mortgage funds, including America First Participating/Preferred Equity Mortgage Fund, America First PREP Fund 2, America First PREP Fund II Pension Series L.P., Capital Source L.P., Capital Source II L.P.-A, America First Tax Exempt Mortgage Fund Limited Partnership and America First Tax Exempt Fund 2-Limited Partnership. Previously, Mr. Zimmerman held various progressive positions with other companies, including Security Pacific Merchant Bank, EF Hutton & Company, Inc., Lehman Brothers, Bankers Trust Company and Zenith Mortgage Company. Mr. Zimmerman holds a Bachelors of Arts degree from Michigan State University.

William S. Gorin serves as our Executive Vice President and Chief Financial Officer. He has served as Executive Vice President since 1997 and was appointed Chief Financial Officer and Treasurer in 2001. From 1998 to 2001, Mr. Gorin served as our Executive Vice President and Secretary. From 1989 to 1997, Mr. Gorin held various positions with PaineWebber Incorporated/Kidder, Peabody & Co. Incorporated, serving as a First Vice President in the Research Department. Prior to that position, Mr. Gorin was Senior Vice President in the Special Products Group. From 1982 to 1988, Mr. Gorin was employed by Shearson Lehman Hutton, Inc./E.F. Hutton & Company, Inc. in various positions in corporate finance and direct investments. Mr. Gorin has a Masters of Business Administration degree from Stanford University and a Bachelor of Arts degree in Economics from Brandeis University.

Ronald A. Freydberg serves as our Executive Vice President and Chief Portfolio Officer, which positions he was appointed to in 2001. From 1997 to 2001, he served as our Senior Vice President. From 1995 to 1997, Mr. Freydberg served as a Vice President of Pentalpha Capital, in Greenwich, Connecticut, where he was a fixed-income quantitative analysis and structuring specialist. From 1988 to 1995, Mr. Freydberg held various positions with J.P. Morgan & Co. From 1994 to 1995, he was with the Global Markets Group. In that position, he was involved in commercial mortgage-backed securitization and sale of distressed commercial real estate, including structuring, due diligence and marketing. From 1985 to 1988, Mr. Freydberg was employed by Citicorp. Mr. Freydberg holds a Masters of Business Administration degree in Finance from George Washington University and a Bachelor of Arts degree from Muhlenberg College.

Teresa D. Covello serves as our Senior Vice President, Chief Accounting Officer and Treasurer, which positions she was appointed to in 2003. From 2001 to 2003, Ms. Covello served as our Senior Vice President and Controller. From 2000 until joining us in 2001, Ms. Covello was a self-employed financial consultant, concentrating in investment banking within the financial services sector. From 1990 to 2000, she was the Director of Financial Reporting and served on the Strategic Planning Team for JSB Financial, Inc. Ms. Covello began her career in public accounting with KPMG Peat Marwick (predecessor to KPMG LLP). Ms. Covello currently serves as a director and president of the board of directors of Commerce Plaza, Inc., a not-for-profit organization. Ms. Covello is a Certified Public Accountant and has a Bachelor of Science degree in Public Accounting from Hofstra University.

Timothy W. Korth II serves as our General Counsel, Senior Vice President – Business Development and Corporate Secretary, which positions he has held since July 2003. From 2001 to 2003, Mr. Korth was a Counsel at the law firm of Clifford Chance US LLP, where he specialized in corporate and securities transactions involving REITs and other real estate companies and, prior to such time, had practiced law with that firm and its predecessor, Rogers & Wells LLP, since 1992. Mr. Korth is admitted as an attorney in the State of New York and has a Juris Doctor and a Bachelor of Business Administration degree in Finance from the University of Notre Dame.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is listed on the New York Stock Exchange, under the symbol "MFA." On February 12, 2008, the last sales price for our common stock on the New York Stock Exchange was $10.70 per share. The following table sets forth the high and low sales prices per share of our common stock during each calendar quarter for the years ended December 31, 2007 and 2006.

	2007		2006	
Quarter Ended	High	Low	High	Low
March 31	$ 7.87	$ 6.75	$ 6.90	$ 5.65
June 30	$ 8.06	$ 6.90	$ 7.08	$ 5.95
September 30	$ 8.65	$ 5.55	$ 7.49	$ 6.53
December 31	$ 9.30	$ 7.61	$ 8.12	$ 7.20

Holders

As of February 1, 2008, we had 1,045 registered holders and approximately 35,224 beneficial owners of our common stock. Such information was obtained through our registrar and transfer agent, based on the results of a broker search.

Dividends

No dividends may be paid on our common stock unless full cumulative dividends have been paid on our 8.50% Series A Cumulative Redeemable preferred stock, par value $0.01 per share. From the date of our original issuance in April 2004 through December 31, 2007, we have paid full cumulative dividends on our preferred stock.

We have historically declared cash dividends on our common stock on a quarterly basis. During 2007 and 2006, we declared total cash dividends to holders of our common stock of $42.2 million ($0.415 per share) and $16.7 million ($0.21 per share), respectively. In general, our common stock dividends have been characterized as ordinary income to our stockholders for income tax purposes. However, a portion of our common stock dividends may, from time to time, be characterized as capital gains or return of capital. For 2007 and 2006, our common stock dividends were characterized as ordinary income to stockholders. (For additional dividend information, see Notes 9(a) and 9(b) to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.)

We elected to be treated as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 1998 and, as such, have distributed and anticipate distributing annually at least 90% of our net taxable income, subject to certain adjustments. Although we may borrow funds to make distributions, cash for such distributions has generally been and is expected to continue to be largely generated from our results of operations.

We declared and paid the following dividends on our common stock during the years 2007 and 2006:

Year	Declaration Date	Record Date	Payment Date	Dividend per Share
2007	April 3, 2007	April 13, 2007	April 30, 2007	$ 0.080
	July 2, 2007	July 13, 2007	July 31, 2007	0.090
	October 1, 2007	October 12, 2007	October 31, 2007	0.100
	December 13, 2007	December 31, 2007	January 31, 2008	0.145 *(1)*
2006	April 3, 2006	April 17, 2006	April 28, 2006	$ 0.050
	July 5, 2006	July 17, 2006	July 31, 2006	0.050
	October 2, 2006	October 13, 2006	October 31, 2006	0.050
	December 14, 2006	December 29, 2006	January 31, 2007	0.060 *(1)*

(1) For tax purposes, a portion of each of the dividends declared on December 13, 2007 and December 14, 2006 was treated as a dividend for stockholders in the subsequent year.

Dividends are declared and paid at the discretion of our Board and depend on our cash available for distribution, financial condition, ability to maintain our qualification as a REIT, and such other factors that our Board may deem relevant. We have not established a minimum payout level for our common stock. See Item 1A, "Risk Factors", and Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations", of this annual report on Form 10-K, for information regarding the sources of funds used for dividends and for a discussion of factors, if any, which may adversely affect our ability to pay dividends at the same levels in 2008 and thereafter.

Discount Waiver, Direct Stock Purchase and Dividend Reinvestment Plan

In September 2003, we initiated a Discount Waiver, Direct Stock Purchase and Dividend Reinvestment Plan (or the DRSPP) to provide existing stockholders and new investors with a convenient and economical way to purchase shares of our common stock. Under the DRSPP, existing stockholders may elect to automatically reinvest all or a portion of their cash dividends in additional shares of our common stock and existing stockholders and new investors may make optional monthly cash purchases of shares of our common stock in amounts ranging from $50 (or $1,000 for new investors) to $10,000 and, with our prior approval, in excess of $10,000. At our discretion, shares of our common stock purchased under the DRSPP may be acquired at discounts of up to 5% from the prevailing market price at the time of purchase. BNY Mellon Shareowner Services is the administrator of the DRSPP (or the Plan Agent). Stockholders who own common stock that is registered in their own name and want to participate in the DRSPP must deliver a completed enrollment form to the Plan Agent. Stockholders who own common stock that is registered in a name other than their own (e.g., broker, bank or other nominee) and want to participate in the DRSPP must either request such nominee holder to participate on their behalf or request that such nominee holder re-register our common stock in the stockholder's name and deliver a completed enrollment form to the Plan Agent. Additional information regarding the DRSPP (including a DRSPP prospectus) and enrollment forms are available online from the Plan Agent via Investor Service Direct at www.melloninvestor.com or from our website at www.mfa-reit.com. During 2007, we sold 978,086 shares of common stock through the DRSPP generating net proceeds of $8.1 million.

Controlled Equity Offering Program

On August 20, 2004, we initiated a controlled equity offering program (or the CEO Program) through which we may publicly offer and sell, from time to time, shares of our common stock through Cantor Fitzgerald & Co. (or Cantor) in privately negotiated and/or at-the-market transactions. During 2007, we issued 3,206,000 shares of common stock in at-the-market transactions through our CEO Program, raising cash proceeds of $23,891,416 million, net of fees and commissions of $557,119 paid to Cantor in connection with these transactions.

Securities Authorized For Issuance Under Equity Compensation Plans

During 2004, we adopted the 2004 Equity Compensation Plan (or the 2004 Plan), as approved by our stockholders. The 2004 Plan amended and restated our Second Amended and Restated 1997 Stock Option Plan. (For a description of the 2004 Plan, see Note 12(a) to the consolidated financial statements included under Item 8 of this annual report on Form 10-K.)

The following table presents certain information about our equity compensation plans as of December 31, 2007:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column of this table)
Equity compensation plans approved by security holders	962,000	$ 9.33	1,918,125
Equity compensation plans not approved by security holders	-	-	-
Total	962,000	$ 9.33	1,918,125

Item 6. Selected Financial Data.

Set forth below is our selected financial data which should be read in conjunction with our consolidated financial statements and notes to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.

	For the Year Ended December 31,				
Operating Data:	**2007**	**2006**	**2005**	**2004**	**2003**
(In Thousands, Except per Share Amounts)					
Interest and dividends on securities	$ 380,170	$ 216,871	$ 235,798	$ 174,957	$ 119,612
Interest income on short-term cash investments	4,493	2,321	2,921	807	746
Interest income on income notes	158	-	-	-	-
Interest expense	(321,305)	(181,922)	(183,833)	(88,888)	(56,592)
Net (loss) gain on sale of investment securities *(1)*	(21,793)	(23,113)	(18,354)	371	(265)
Net loss on early termination of Swaps	(384)	-	-	-	-
Other-than-temporary impairment on investment securities *(1)*	-	-	(20,720)	-	-
Other income *(2)*	2,060	2,264	1,811	1,675	1,346
Operating and other expenses	(13,446)	(11,185)	(10,829)	(10,622)	(8,295)
Income from continuing operations	29,953	5,236	6,794	78,300	56,552
Discontinued operations, net	257	3,522	(86)	(227)	1,296
Net income	$ 30,210	$ 8,758	$ 6,708	$ 78,073	$ 57,848
Preferred stock dividends	8,160	8,160	8,160	3,576	-
Net income (loss) to common stockholders	$ 22,050	$ 598	$ (1,452)	$ 74,497	$ 57,848
Earnings (loss) per common share from continuing operations – basic and diluted	$ 0.24	$ (0.03)	$ (0.02)	$ 0.98	$ 1.05
Earnings per common share from discontinued operations – basic and diluted	$ -	$ 0.04	$ -	$ -	$ .02
Earnings (loss) per common share, basic and diluted	$ 0.24	$ 0.01	$ (0.02)	$ 0.98	$ 1.07
Dividends declared per share of common stock *(3)*	$ 0.415	$ 0.210	$ 0.405	$ 0.960	$ 1.090
Dividends declared per share of preferred stock	$ 2.125	$ 2.125	$ 2.125	$ 1.440	$ -

	At December 31,				
Balance Sheet Data:	**2007**	**2006**	**2005**	**2004**	**2003**
(In Thousands)					
MBS	$ 8,301,183	$ 6,340,668	$ 5,714,906	$ 6,777,574	$ 4,372,718
Total assets	8,605,859	6,443,967	5,846,917	6,913,684	4,564,930
Repurchase agreements	7,526,014	5,722,711	5,099,532	6,113,032	4,024,376
Preferred stock, liquidation preference *(4)*	96,000	96,000	96,000	96,000	-
Total stockholders' equity	927,263	678,558	661,102	728,834	484,958

(1) During 2007, we selectively sold $844.5 million of Agency and AAA rated MBS, resulting in a realized net loss of $21.8 million. These sales were primarily made in the third quarter of 2007. Beginning in the fourth quarter of 2005 through the second quarter of 2006, we reduced our asset base through a strategy under which we, among other things, sold our higher duration and lower yielding MBS. During 2006, we sold approximately $1.844 billion of MBS, realizing net losses of $23.1 million, comprised of gross losses of $25.2 million and gross gains of $2.1 million. For 2005, the repositioning involved the sale of $564.8 million of MBS, which resulted in an $18.4 million loss on sale, and an impairment charge of $20.7 million against certain MBS with an amortized cost of $842.2 million.

(2) Results of operations for real estate sold has been reclassified to discontinued operations for each of the prior periods presented.

(3) We generally declare dividends on our common stock in the month subsequent to the end of each calendar quarter, with the exception of the fourth quarter dividend which is typically declared during the fourth calendar quarter for tax purposes.

(4) Reflects the aggregate liquidation preference on the 3,840,000 outstanding shares of our 8.50% Series A Cumulative Redeemable preferred stock, par value $0.01. Our preferred stock is redeemable exclusively at our option at $25.00 per share plus accrued interest and unpaid dividends (whether or not declared) commencing on April 27, 2009. No dividends may be paid on our common stock unless full cumulative dividends have been paid on our preferred stock. From the date of our original issuance in April 2004 through December 31, 2007, we have paid full quarterly dividends on our preferred stock.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

At December 31, 2007, 99.7% of our assets consisted of Agency MBS, AAA rated MBS, MBS-related receivables, cash, cash equivalents and restricted cash. In addition, at December 31, 2007, we held a 100% indirect interest a multi-family apartment property and $7.9 million of Non-Agency MBS and other securities rated below AAA or unrated (none of which were backed by subprime collateral). Through wholly-owned subsidiaries, we also provide third-party investment advisory services.

Our principal business objective is to generate net income for distribution to our stockholders resulting from the spread between the interest and other income we earn on our investments and the interest expense we pay on the borrowings that we use to finance our investments and our operating costs.

The results of our business operations are affected by a number of factors and primarily depend on, among other things, the level of our net interest income, the market value of our assets and the supply of, and demand for, MBS in the market place. Our net interest income varies primarily as a result of changes in interest rates, the slope of the yield curve, borrowing costs (i.e., our interest expense) and prepayment speeds on our MBS portfolio, the behavior of which involves various risks and uncertainties. Interest rates and prepayment speeds, as measured by the CPR, vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty.

With respect to our business operations, increases in interest rates, in general, may over time cause: (i) the interest expense associated with our borrowings, which are primarily comprised of repurchase agreements, to increase; (ii) the value of our MBS portfolio and, correspondingly, our stockholders' equity to decline; (iii) coupons on our MBS to reset, although on a delayed basis, to higher interest rates; (iv) prepayments on our MBS portfolio to slow, thereby slowing the amortization of our MBS purchase premiums; and (v) the value of our Swaps and, correspondingly, our stockholders' equity to increase. Conversely, decreases in interest rates, in general, may over time cause: (i) prepayments on our MBS portfolio to increase, thereby accelerating the amortization of our MBS purchase premiums; (ii) the interest expense associated with our borrowings to decrease; (iii) the value of our MBS portfolio and, correspondingly, our stockholders' equity to increase; (iv) the value of our Swaps and, correspondingly, our stockholders' equity to decrease, and (v) coupons on our MBS assets to reset, although on a delayed basis, to lower interest rates. In addition, our borrowing costs and credit lines are further affected by the type of collateral pledged and general conditions in the credit market.

We expect that over time ARM-MBS experience higher prepayment rates than do fixed-rate MBS, as we believe that homeowners with ARMs exhibit more rapid housing turnover levels or refinancing activity compared to fixed-rate borrowers. In addition, we anticipate that prepayments on ARM-MBS accelerate significantly as the coupon reset date approaches. Over the last consecutive eight quarters, ending with December 31, 2007, the CPR on our MBS portfolio has ranged from a low of 13.4% to a high of 26.4%, with an average quarterly CPR of 21.8%. Our premium amortization, which reduces the yield earned on our MBS, is impacted by the amount of our purchase premiums relative to our MBS investments and is also affected by the speed at which our MBS prepay. At December 31, 2007, we had net purchase premiums of $101.6 million, or 1.2% of current par value, compared to $98.8 million of net purchase premiums, or 1.6% of par balance, at December 31, 2006.

During each of the last three quarters of the year ended December 31, 2007, our CPR declined. We believe that our investments in 7/1 and 10/1 MBS, which have longer fixed-rate periods (i.e., seven years for a 7/1 and 10 years for a 10/1), weakness in the housing market and the tightening of underwriting standards on mortgage loans contributed to reducing the speed at which our MBS prepay. As of December 31, 2007, assuming a 20% CPR, which approximates the speed at which we estimate that our MBS will prepay over time, approximately 31.3% of our MBS assets were expected to reset or prepay during the next 12 months, with a total of 84.6% expected to reset or prepay during the next 60 months, with an average time period until our assets prepay or reset of approximately 33 months. Our repurchase agreements, extended on average approximately 23 months, including the impact of Swaps, resulting in an asset/liability mismatch of approximately 10 months, assuming a 20% CPR, at December 31, 2007.

The following table presents the quarterly average CPR experienced on our MBS portfolio, on an annualized basis:

	CPR	
Quarter Ended	2007	2006
December 31	13.4%	26.0%
September 30	18.1	26.4
June 30	22.5	26.1
March 31	23.8	24.4

The ARMs collateralizing our MBS are primarily comprised of Hybrids, which have interest rates that are fixed typically fixed for three to ten years and, thereafter, generally adjust annually to an increment over a specified interest rate index and, to a lesser extent, adjustable-rate mortgage loans, which have interest rates that generally adjust annually (although some may adjust more frequently) to an increment over a specified interest rate index. The following table presents information about the interim and lifetime caps on our ARM-MBS portfolio at December 31, 2007.

Lifetime Caps on ARM-MBS	% of Total
8.0% to 10.0%	9.1%
>10.0% to 12.0%	80.2
>12.0% to 15.0%	10.7
	100.0%

Interim Interest Rate Caps on ARM-MBS	% of Total
1.0%	2.6%
2.0% and 3.0%	5.3
5.0% and 6.0%	86.5
8.5% to 13.1%	5.6
	100.0%

It is our business strategy to hold our investment securities, primarily comprised of MBS, as long-term investments. As such, on at least a quarterly basis, we assess both our ability and intent to continue to hold each of our investment securities. As part of this process, we monitor our investment securities for other-than-temporary impairment. A change in our ability and/or intent to continue to hold any of our investment securities could result in our recognizing an impairment charge or realizing losses upon the sale of such securities. At December 31, 2007, we had net unrealized gains of $29.2 million on our investment securities portfolio, comprised of gross unrealized gains of $48.6 million and gross unrealized losses of $19.4 million. We expect to hold our investment securities which were in an unrealized loss position at December 31, 2007 until such time that we recover such losses or until maturity.

During 2007, as part of our hedging strategy, we: (i) entered into 106 new Swaps with an aggregate notional amount of $3.965 billion; (ii) had Swaps with an aggregate notional amount of $841.1 million expire and (iii) terminated six Swaps with an aggregate notional amount of $305.2 million, in connection with the satisfaction of the repurchase agreements that such Swaps hedged, and realized a net loss of $384,000. We paid a weighted average fixed rate of 4.97% on our Swaps and received a variable rate of 5.20% for the year ended December 31, 2007. Our Swaps resulted in a net reduction of interest expense of $6.5 million, or ten basis points, for the year ended December 31, 2007. At December 31, 2007, we had repurchase agreements of $7.526 billion and Swaps with an aggregate notional amount of $4.628 billion. During the year ended December 31, 2007, we received payments of approximately $327,000 on our Caps and recognized $278,000 of Cap premium amortization. During 2007, we did not purchase any Caps and had all of our remaining Caps with $150.0 million notional amount expire. (See Note 5 to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.)

On February 12, 2008, MFResidential Investments, Inc., a newly-organized Maryland corporation (or MFResidential), filed its initial registration statement on Form S-11 with the SEC. MFResidential's business strategy will be to invest primarily, on a leveraged basis, in residential MBS, residential mortgage loans and other real estate-related financial assets. MFResidential will be externally managed by one of our subsidiaries, for which we will, indirectly, be entitled to receive management fee income pursuant to a written management agreement. In addition, in connection with its initial public offering, we have agreed to make an investment in MFResidential and/or its operating partnership subsidiary equal in the aggregate to 9.8% of the outstanding shares of common stock of MFResidential after giving effect to such offering. In addition, we will continue to explore alternative business strategies, investments and financing sources and other strategic initiatives, including, but not limited to, the expansion of our third-party advisory services, the creation of new investment vehicles to manage MBS and/or other real estate-related assets and the creation and/or acquisition of a third-party asset management business to complement our core business strategy of investing, on a leveraged basis, in high quality ARM-MBS. However, no assurance can be provided that any such strategic initiatives will or will not be implemented in the future or, if undertaken, that any such strategic initiatives will favorably impact us.

The interest rates on our ARM-MBS reset based upon the benchmark interest rates to which they are indexed. At December 31, 2007, our ARM-MBS were indexed as follows: 67.5% to 12-month LIBOR; 11.3% to 6-month LIBOR; 15.5% to the one-year CMT, 5.2% to the 12-month MTA and 0.5% to COFI.

The following table presents the quarterly average of certain benchmark interest rates during 2007 and 2006:

Year	Quarter Ended	30-Day LIBOR	6-Month LIBOR	12-Month LIBOR	1-Year CMT	2-Year Treasury	10-Year Treasury
2007	December 31	4.60%	4.60%	4.22%	3.34%	3.05%	4.03%
	September 30	5.12	5.13	4.90	4.05	3.96	4.58
	June 30	5.32	5.39	5.43	4.91	4.88	5.03
	March 31	5.32	5.33	5.22	4.90	4.58	4.65
2006	December 31	5.33%	5.37%	5.30%	4.99%	4.74%	4.63%
	September 30	5.35	5.49	5.51	5.09	4.93	4.89
	June 30	5.09	5.34	5.45	5.02	4.99	5.07
	March 31	4.61	4.91	5.04	4.64	4.59	4.57

Market Conditions

During 2007, concerns about increased mortgage delinquencies led investors to question the underlying risk and value of MBS across the ratings spectrum. Since the beginning of July, banks, brokers and insurers have announced many billions in losses from exposure to the U.S. mortgage credit market. These losses have reduced financial industry capital and have led to reduced liquidity. This reduced liquidity has in turn led to forced asset sales providing attractive spread investment opportunities for MFA.

From September 18, 2007 to December 31, 2007, the Federal Reserve (or the Fed) decreased the target federal funds rate on three occasions, by an aggregate of 100 basis points from 5.25% to 4.25%. Beginning in the latter part of the third quarter of 2007, spreads on MBS, relative to our cost of funding, widened. We took advantage of these market conditions by raising additional capital. From September 12, 2007 through December 31, 2007, we raised aggregate net proceeds of $277.1 million from the issuance of approximately 38.0 million shares of our common stock in three separate public offerings. We invested the net cash proceeds, on a leveraged basis, in Agency ARM-MBS, with initial fixed rate periods ranging from three to ten years (i.e., 3/1 through 10/1 Hybrid ARMs). On January 16, 2008, we announced a public offering of our common stock, which settled on January 23, 2008. Through this offering, we raised net proceeds of $253.0 million from the issuance of approximately 28.8 million shares of our common stock.

On January 30, 2008, following a 75 basis point inter-meeting rate cut the previous week, the Fed lowered the target federal funds rate an additional 50 basis points to 3.00%. The investment of the proceeds from our equity offerings, on a leverage basis, along with our reduced funding costs due to declines in interest rates should lead to increased spreads in the first quarter of 2008.

At December 31, 2007, our MBS portfolio was $8.301 billion, compared to $6.341 billion at December 31, 2006. Our leverage ratio, as measured by assets-to-equity, was 9.3 to 1 at December 31, 2007 compared to 9.5 to 1 at December 31, 2006. (See Notes 9(c) and 9(d) to the consolidated financial statements, included under Item 8.)

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

For 2007, we had net income available to our common stockholders of $22.1 million, or $0.24 per common share, compared to net income of $598,000, or $0.01 per share, for 2006. During 2007 and 2006, we repositioned our MBS portfolio, realizing net losses on the sale of MBS of $21.8 million and $23.1 million, respectively. In addition, our 2006 net income was positively impacted by the net results of our discontinued operations, which was comprised of a net gain realized on the sale of two multi-family apartment properties net of such properties' operating losses.

Interest income on our investment securities portfolio for 2007 increased by $163.4 million, or 75.4%, to $380.3 million compared to $216.9 million for 2006. This increase in interest income reflects the growth in, and an increase in the yield earned on, our MBS portfolio. Our MBS yield was positively impacted by purchases of higher yielding 7/1 and 10/1 MBS and the repositioning of our portfolio in response to market conditions, whereby, in addition to reducing our non-Agency MBS concentration, we sold lower yielding, longer duration Agency MBS. Excluding changes in market values, our average investment in MBS increased by $2.142 billion, or 45.2%, to $6.887 billion for 2007 from $4.744 billion for 2006. The net yield on our MBS portfolio increased to 5.52% for 2007 from 4.57% for 2006. This increase primarily reflects a 66 basis point increase in the gross yield on the MBS portfolio to 6.11% for 2007 from 5.45% for 2006 and a 27 basis point reduction in the cost of net premium amortization. The cost of our premium amortization decreased to 41 basis points for 2007 from 68 basis points for 2006. This decrease in the cost of our premium amortization during 2007 reflects a decrease in the average CPR experienced on our portfolio to 19.1% for 2007 from 25.7% for 2006 as well as a decrease in the average purchase premium on our MBS portfolio to 1.4% for 2007 from 1.8 % for 2006.

The following table presents the components of the net yield earned on our MBS portfolio for the quarterly periods presented:

Year	Quarter Ended	Gross Yield/Stated Coupon	Net Premium Amortization	Cost of Delay for Principal Receivable	Net Yield
2007	December 31	6.12%	(0.25)%	(0.14)%	5.73%
	September 30	6.12	(0.38)	(0.16)	5.58
	June 30	6.09	(0.50)	(0.19)	5.40
	March 31	6.11	(0.55)	(0.21)	5.35
2006	December 31	6.04%	(0.64)%	(0.22)%	5.18%
	September 30	5.74	(0.70)	(0.21)	4.83
	June 30	5.16	(0.76)	(0.19)	4.21
	March 31	4.86	(0.64) *(1)*	(0.18)	4.04

(1) The cost of net premium amortization for the quarter ended March 31, 2006 was lower as a result of a $20.7 million impairment charge taken against certain MBS at December 31, 2005. This impairment charge resulted in a new cost basis for the MBS that were identified as impaired which reduced our purchase premiums on these assets, which in turn reduced our purchase premium amortization as they were sold or prepaid. During the quarter ended March 31, 2006, we sold all of the MBS that were identified as impaired.

Interest income from our cash investments increased by $2.2 million to $4.5 million for 2007 from $2.3 million for 2006. Our average cash investments increased by $43.4 million to $93.4 million for 2007 compared to $50.0 million for 2006 and yielded 4.81% for 2007 compared to 4.65% for 2006. In general, we manage our cash investments relative to our investing, financing, operating requirements, investment opportunities and current and anticipated market conditions. During the third quarter ended September 30, 2007, our yield on cash investments began to decline, in line with declining market interest rates. We expect that the yield on our cash investments will continue to follow the direction of Fed changes to the target federal funds rate.

Our borrowings under repurchase agreements increased as we leveraged equity capital raised during 2007 to grow our MBS portfolio. Our average repurchase agreements for 2007 increased by $2.141 billion, or 52.4%, to $6.229 billion from $4.088 billion for 2006. We experienced a 71 basis point increase in our effective cost of borrowing to 5.16% for 2007 from 4.45% for 2006. This increase in rate paid on our borrowings reflects the higher market rates paid on incremental borrowings and repurchase agreements that matured during 2007. Our Hedging Instruments reduced the cost of our borrowings by $6.6 million, or ten basis points, for 2007 and $5.2 million, or 13 basis points, for 2006. Our interest expense for 2007 increased by 76.6% to $321.3 million, from $181.9 million for 2006, reflecting an increase in the amount of, and interest rate paid on, our borrowings.

Our cost of funding on the hedged portion of our repurchase agreements is in effect fixed, over the term of the related Swap, such that the interest rate on our hedged repurchase agreements will not decrease in connection with the recent decline in market interest rates, but rather will remain at the fixed Swap rate over the term of the Swap. At December 31, 2007, we had repurchase agreements of $7.526 billion and Swaps with an aggregate notional amount of $4.628 billion which had a weighted average fixed pay rate of 4.83% and a weighted average remaining term of 30 months. The remainder of our repurchase agreements, which are not hedged, had a weighted average term to maturity of 15 months at December 31, 2007. (See Notes 2(n) and 5 to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.)

For 2007, our net interest income increased by $26.2 million, or 70.4%, to $63.5 million, from $37.3 million for 2006. This increase reflects the growth in our interest-earning assets, an increase in the yield on our MBS and an improvement in our net interest spread as MBS yields relative to our cost of funding widened. For 2007, our net interest spread and margin increased to 0.35% and 0.91%, respectively, from 0.12% and 0.78%, respectively, for 2006. The following table presents quarterly information regarding our net interest spread and net interest margin (which is net interest income divided by interest-earning assets) for the quarters presented.

For the Quarter Ended	Net Interest Spread	Net Interest Margin
December 31, 2007	0.65%	1.22%
September 30, 2007	0.36	0.90
June 30, 2007	0.20	0.74
March 31, 2007	0.16	0.73
December 31, 2006	0.08	0.72

The following table presents information regarding our average balances, interest income and expense, yields on interest earning assets, cost of funds and net interest income for the quarterly periods presented.

For the Quarter Ended	Average Amortized Cost of MBS *(1)*	Interest Income on Investment Securities	Average Cash, Cash Equivalents and Restricted Cash	Total Interest Income	Yield on Average Interest-Earning Assets	Average Balance of Repurchase Agreements	Interest Expense	Average Cost of Funds	Net Interest Income
(Dollars in Thousands)									
December 31, 2007	$ 7,681,065	$ 109,999	$ 196,344	$ 112,284	5.70%	$ 6,975,521	$ 88,881	5.05%	$ 23,403
September 30, 2007	6,852,994	95,590	90,006	96,716	5.57	6,225,695	81,816	5.21	14,900
June 30, 2007	6,696,979	90,392	51,160	91,026	5.39	6,051,209	78,348	5.19	12,678
March 31, 2007	6,300,491	84,347	34,443	84,795	5.35	5,647,700	72,260	5.19	12,535
December 31, 2006	5,469,461	70,836	52,412	71,480	5.18	4,833,897	62,114	5.10	9,366

(1) Unrealized gains and losses are not reflected in the average amortized cost of MBS.

For 2007, we had a net other loss of $20.1 million compared to a net other loss of $20.8 million for 2006. Our net other losses for both periods were primarily comprised of losses realized on sales of our MBS. During 2007, we realized losses of $21.8 million on sales of Agency and AAA rated MBS, which primarily occurred during the third quarter of 2007. As a result of these sales, we decreased the size of our non-Agency MBS portfolio and positively impacted the spreads earned on our MBS portfolio by disposing of lower-yielding Agency MBS acquired prior to 2006. During 2006, we realized a net loss of $23.1 million on sales of MBS, as a result of the repositioning of our MBS portfolio.

During 2007, we realized a net loss of $384,000 on the early termination of six Swaps, which had an aggregate notional amount of $305.2 million, upon the satisfaction of the repurchase agreements that such Swaps hedged. We earned $424,000 and $724,000 in advisory fees during 2007 and 2006, respectively, which are included in miscellaneous other income, net. Revenue from our real estate investment remained relatively flat at approximately $1.6 million. (See Note 6(a) to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.)

For 2007, we had operating and other expenses of $13.4 million, including real estate operating expenses and mortgage interest totaling $1.8 million attributable to our one remaining real estate investment. For 2007, our non-real estate related overhead, comprised of compensation and benefits and other general and administrative expense, was $11.7 million, or 0.17% of average assets, compared to $9.6 million, or 0.20% of average assets, for 2006. Our expenses as a percentage of our average assets decreased, as we grew our average assets by leveraging our existing and new equity capital during 2007. The cost of our compensation and benefits increased by $890,000 for 2007 compared to the 2006, reflecting an increase in compensation to existing employees and our additional hires. Our compensation expense of $6.6 million for 2007 included aggregate non-cash share-based expenses of $512,000, compared to $539,000 for 2006. (See Note 12 to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.) Our other general and administrative expenses for 2007 were comprised primarily of the cost of professional services, including auditing and legal fees, costs of complying with the provisions of the SOX Act, office rent, corporate insurance, Board fees and miscellaneous other operating costs. The increase in our other general and administrative expense for 2007 to $5.1 million from $3.8 million for 2006, primarily reflects the cost of our additional office space as we grew and the renewal of our existing lease at our headquarters at current market rates commencing with the second quarter of 2007.

For 2007, we recognized $257,000 of income from discontinued operations related to a reduction of the $1.8 million built-in-gains tax of recognized on the sale of the Greenhouse, a 128-unit multi-family apartment building in Omaha, Nebraska, during 2006. During 2006, we reported income of $3.5 million from discontinued operations, or $0.04 per common share, which primarily reflected a net gain of $4.4 million realized on sales of two real estate properties and related prepayment penalties of $712,000 incurred on the satisfaction of the mortgages secured by those properties. The loss of $198,000 from discontinued operations for 2006 reflected the reclassified net results of operations for the two properties sold during such year. (See Notes 2(h) and 6 to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.)

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

In accordance with applicable GAAP, revenues and expenses for our indirect interests in properties classified as held-for-sale or sold have been reported on a net basis as a component of discontinued operations, for each of the periods presented. (See Notes 2(h) and 6 to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.)

For 2006, we had net income available to our common stockholders of $598,000, or a $0.01 per common share, compared to a net loss of $1.5 million, or $(0.02) per share, for 2005. Both 2006 and 2005 were transitional years that resulted in net losses from the repositioning of our MBS portfolio. As a result of our repositioning, we realized net losses of $23.1 million on the sale of MBS during 2006 and, recognized an aggregate loss of $39.1 million, comprised of an $18.4 million loss on the sale of MBS and an impairment charge of $20.7 million, during 2005. Our 2006 net income was positively impacted by a net gain realized on the sale of two multi-family apartment properties, which is a component of discontinued operations. For 2006, discontinued operations, which was primarily comprised of the net gain on the sales of the two properties, increased our earnings by $3.5 million, or $0.04 per common share. Results from discontinued operations were not meaningful for 2005.

Our interest income for 2006 decreased by $19.5 million, or 8.2%, to $219.2 million compared to $238.7 million for 2005. This decrease in interest income primarily reflects the decrease in the size of our MBS portfolio, resulting from sales of certain of our MBS during 2005 and 2006 and our strategy to limit reinvestment of principal payments received on our MBS portfolio. Excluding changes in market values, our average investment in MBS decreased by $2.046 billion, or 30.1%, to $4.744 billion for 2006 from $6.790 billion for 2005. The net yield on our MBS portfolio increased to 4.57% for 2006 from 3.47% for 2005. This increase primarily reflects the increase of 93 basis points in the gross yield on the MBS portfolio to 5.45% for 2006 from 4.52% for 2005 and, to a lesser extent, a 19 basis point reduction in the cost of net premium amortization to 68 basis points for 2006 from 87 basis points for 2005. The decrease in the cost of our premium amortization during 2006 reflects a decrease in the average purchase premium on our MBS portfolio and the corresponding impact of a decrease in the CPR on our portfolio to 25.7% for 2006 from 29.8% CPR for 2005.

The following table presents the components of the net yield earned on our MBS portfolio for the quarterly periods presented:

Year	Quarter Ended	Stated Coupon	Net Premium Amortization	Cost of Delay and Other	Net Yield
2006	December 31	6.04%	(0.64)%	(0.22)%	5.18%
	September 30	5.74	(0.70)	(0.21)	4.83
	June 30	5.16	(0.76)	(0.19)	4.21
	March 31	4.86	(0.64) *(1)*	(0.18)	4.04
2005	December 31	4.70%	(0.90)%	(0.18)%	3.62%
	September 30	4.55	(1.05)	(0.19)	3.31
	June 30	4.48	(0.86)	(0.17)	3.45
	March 31	4.36	(0.70)	(0.15)	3.51

(1) The cost of net premium amortization for the quarter ended March 31, 2006 was lower as a result of a $20.7 million impairment charge taken against certain MBS at December 31, 2005. This impairment charge resulted in a new cost basis for the MBS that were identified as impaired which reduced our purchase premiums on these assets, which in turn reduced our purchase premium amortization as they were sold or prepaid. During the quarter ended March 31, 2006, we sold all of the MBS that were identified as impaired at December 31, 2005.

The following table presents the quarterly average CPR experienced on our MBS portfolio, on an annualized basis:

	CPR	
Quarter Ended	**2006**	**2005**
December 31	26.0%	31.2%
September 30	26.4	34.9
June 30	26.1	29.3
March 31	24.4	24.1

Interest income from our cash investments, comprised of money market/sweep accounts, decreased by $600,000 to $2.3 million for 2006 from $2.9 million for 2005. While our yield on cash investments increased to 4.65% for 2006, compared to 3.17% for 2005, reflecting market increases in short-term interest rates, our average investment in cash investments decreased to $50.0 million for 2006 compared to $92.0 million for 2005. In general, we manage our cash investments relative to our investing, financing and operating requirements and investment opportunities.

Our interest expense for 2006 decreased by 1.0% to $181.9 million, from $183.8 million for 2005. This decrease in interest expense for 2006 reflects the reduction in our borrowings, which was partially offset by an increase in the rate paid on our borrowings. Our borrowings declined as a result of a reduction of our assets and liabilities during the period beginning in the fourth quarter of 2005 through the second quarter of 2006. Our average liability under repurchase agreements for 2006 was $4.088 billion, compared to $6.103 billion for 2005, while our cost of borrowings increased to 4.45% for 2006, from 3.01% for 2005. This increase in our cost of borrowings reflects the increase in short-term market interest rates. Our Hedging Instruments decreased the cost of our borrowings by $5.2 million, or 13 basis points for 2006, while such instruments increased our cost of borrowings by $1.2 million, or two basis points for 2005. (See Notes 2(n) and 5 to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.)

For 2006, our net interest income decreased by $17.6 million, or 32.1%, to $37.3 million, from $54.9 million for 2005, reflecting the decrease in the size of both our MBS portfolio and borrowings. Further, the increase in interest rates, along with the flattened and at times inverted yield curve during 2006, reduced our net interest spread and margin to 0.12% and 0.78%, respectively, for 2006, from 0.46% and 0.80%, respectively, for 2005.

The following table presents quarterly information regarding our average balances, interest income and expense, yields, cost of funds and net interest income for the quarters presented.

For the Quarter Ended	Average Amortized Cost of MBS *(1)*	Interest Income on MBS	Average Cash and Cash Equivalents	Total Interest Income	Yield on Average Interest-Earning Assets	Average Balance of Repurchase Agreements	Interest Expense	Average Cost of Funds	Net Interest Income
(Dollars in Thousands)									
December 31, 2006	$ 5,469,461	$ 70,836	$ 52,412	$ 71,480	5.18%	$ 4,833,897	$ 62,114	5.10%	$ 9,366
September 30, 2006	3,899,728	47,061	39,240	47,532	4.83	3,245,774	38,205	4.67	9,327
June 30, 2006	4,337,887	45,645	47,266	46,185	4.21	3,672,905	38,818	4.24	7,367
March 31, 2006	5,276,973	53,329	61,126	53,995	4.05	4,605,790	42,785	3.77	11,210
December 31, 2005	6,378,629	57,708	115,619	58,806	3.62	5,718,634	48,498	3.36	10,308

(1) Unrealized gains/(losses) are not reflected in the average amortized cost of MBS, while other-than-temporary impairment charges are.

For 2006, we realized net other operating losses of $20.8 million, comprised primarily of $23.1 million of net losses on sales of MBS, as a result of the repositioning of our MBS portfolio. Our remaining real estate investment, which is not considered a material component of our operations, generated revenue of $1.6 million for 2006 compared to $1.5 million for 2005. We earned $708,000 of miscellaneous other income, net, comprised primarily of advisory fees of $724,000 for 2006, compared to $444,000 for 2005.

During 2006, we had operating and other expenses of $11.2 million, including real estate operating expenses and mortgage interest of $1.6 million attributable to our remaining real estate investment. (See Note 6 to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.) For 2006, our non-real estate related overhead, comprised of compensation and benefits and other general and administrative expense, was $9.6 million, or 0.20% of average assets, compared to $9.2 million, or 0.13% of average assets, for 2005. Our compensation expense of $5.7 million included a non-cash share-based expense of $539,000, of which $374,000 represented the vesting of stock options and $165,000 was for restricted stock granted during 2006. The increase in our expenses as a percentage of our average assets for 2006 reflects the decrease in the size of our average assets resulting from our MBS sales during 2006. Other general and administrative expenses, which were $3.8 million for 2006 compared to $3.7 million for 2005, are comprised primarily of the cost of professional services, including auditing and legal fees, and include the cost of complying with the provisions of the SOX Act, corporate insurance, office rent, Board fees and miscellaneous other operating overhead.

During 2006, we reported income of $3.5 million from discontinued operations, or $0.04 per common share, which primarily reflects a net gain of $4.4 million realized on sales of two real estate properties and related prepayment penalties of $712,000 we incurred on the satisfaction of the mortgages secured by those properties. The loss of $198,000 from discontinued operations reflects the reclassified net results of operations for the two properties sold during 2006. (See Notes 2(h) and 6 to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.)

Critical Accounting Policies

Our management has the obligation to ensure that our policies and methodologies are in accordance with GAAP. During 2007, management reviewed and evaluated our critical accounting policies and believes them to be appropriate.

Our consolidated financial statements include our accounts and all majority owned and controlled subsidiaries. The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the consolidated financial statements. In preparing these consolidated financial statements, management has made estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. We do not believe that there is a great likelihood that materially different amounts would be reported related to accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Our accounting policies are described in Note 2 to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K. Management believes the more significant of these to be as follows:

Classifications of Investment Securities and Valuations of Such Securities

Our investments in securities, primarily comprised of Agency and AAA rated MBS, are classified as available-for-sale securities, as discussed in Note 2(b) to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K. Although all of our MBS are carried on the balance sheet at their estimated fair value, the classification of the securities as available-for-sale results in changes in the estimated fair value being recorded as adjustments to accumulated other comprehensive income/(loss), which is a component of stockholders' equity, rather than through earnings. We do not intend to hold any of our investment securities for trading purposes; however, if available-for-sale securities were classified as trading securities, there could be substantially greater volatility in our earnings.

As noted above, all of our MBS are carried on the balance sheet at their estimated fair value. The estimated fair values of such assets are based on prices obtained from a third-party pricing service; if pricing is not available for a particular security from the pricing service, the average of broker quotes received for such security is used to determine the estimated fair value of such security. Given that our securities generally trade in an active market, we believe that the estimated market values presented reflect the estimated fair market value of our securities at the time of valuation.

When the estimated fair value of an available-for-sale security is less than amortized cost, we consider whether there is an other-than-temporary impairment in the value of the security. If, in our judgment, an other-than-temporary impairment exists, the cost basis of the security is written down to the then-current estimated fair value, with the amount of impairment charged against earnings. The determination of other-than-temporary impairment is a subjective on-going process, and different judgments and assumptions could affect the timing and amount of losses realized. (See Note 2(e) to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.)

Interest Income Recognition

Interest income on our MBS is accrued based on the actual coupon rate and the outstanding principal balance of such securities. Premiums and discounts are amortized or accreted into interest income over the lives of the securities using the effective yield method, as adjusted for actual prepayments in accordance with Statement of Financial Accounting Standards (or FAS) No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases".

Derivative Financial Instruments and Hedging Activities

We apply the provisions of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (or FAS 133) as amended by FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities".

In accordance with FAS 133, a derivative, which is designated as a hedge, is recognized as an asset/liability and measured at estimated fair value. To qualify for hedge accounting, we must, at inception of a hedge, anticipate and document that the hedge will be highly effective. As long as the hedge remains effective, changes in the estimated fair value of the Hedging Instrument are included in accumulated other comprehensive income, a component of stockholders' equity.

To determine the estimated fair value of our Hedging Instruments, which were entirely comprised of Swaps at December 31, 2007, we received a valuation from each Swap counterparty. These Swap valuations approximate the amounts which we would pay or receive if we terminated the Swap at such date. We independently review the valuations we receive from our counterparties for reasonableness relative to the forward curve to verify that the amount at which the Swap could be settled approximates its fair value.

No premium is paid to enter into Swaps. Net payments received on our Swaps, if any, offset interest expense on our hedged liabilities; while net payments made by us on our Swaps, if any, increase our interest expense on our hedged liabilities.

In order to continue to qualify for and to apply hedge accounting, our Hedging Instruments are documented at inception and are monitored, on a quarterly basis, to determine whether they continue to be effective or, if prior to the commencement of the active period, whether the hedge is expected to be effective. If during the term of a Hedging Instrument we determine that the hedge is not effective or that the hedge is not expected to be effective, the ineffective portion of the hedge will no longer qualify for hedge accounting and, accordingly, subsequent changes in the fair value of such Hedging Instrument would be reflected in earnings. At December 31, 2007, we had 131 Swaps with an aggregate notional amount of $4.628 billion with net unrealized losses of $99.7 million, comprised of gross unrealized losses of $99.8 million and gross unrealized gains of $103,000. The Company had no Caps at December 31, 2007. (See Notes 2(n) and 5 to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.)

Income Taxes

Our financial results generally do not reflect provisions for current or deferred income taxes. We believe that we operate in, and intend to continue to operate in, a manner that allows and will continue to allow us to be taxed as a REIT. As a result of our REIT status, we do not generally expect to pay corporate level taxes. Many of the REIT requirements, however, are highly technical and complex. If we were to fail to meet the REIT requirements, we would be subject to U.S. federal, state and local income taxes.

Accounting for Stock-Based Compensation

We account for our equity based compensation on a fair value basis in accordance with FAS No. 123R, "Share-Based Payment," (or FAS 123R). We expense our equity based compensation awards over the vesting period of such awards using the straight-line method, based upon the estimated fair value of such awards at the grant date. Equity-based awards for which there is no risk of forfeiture are expensed upon grant or at such time that there is no longer a risk of forfeiture. (See Notes 2(j) and 12(a) to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.)

Estimating the fair value of stock options requires that we use a model to value such options. We use the Black-Scholes-Merton option model to value our stock options. There are limitations inherent in this model, as with all other models currently used in the market place to value stock options, as they typically were not designed to value stock options which contain significant restrictions and forfeiture risks, such as those contained in the stock options that we issue. We make significant assumptions in order to determine our option value, all of which are subjective.

Liquidity and Capital Resources

Our principal sources of cash generally consist of borrowings under repurchase agreements, payments of principal and interest we receive on our MBS portfolio, cash generated from our operating results and, depending on market opportunities, proceeds from capital market transactions. We use significant cash to repay principal and interest on our repurchase agreements, purchase MBS, make dividend payments on our capital stock, fund our operations and to make other investments that we consider appropriate. Based upon market conditions, we may also use cash to repurchase shares of our common stock pursuant to our stock repurchase program (or Repurchase Program). We have not repurchased any shares of common stock since April 2006 and may suspend or discontinue our Repurchase Program at any time and without prior notice.

We employ a diverse capital raising strategy under which we may issue capital stock. From September 2007 through December 31, 2007, we raised aggregate net proceeds of $277.1 million through the issuance of approximately 38.0 million shares of our common stock in three separate public offerings. We used the net proceeds from these offerings to acquire additional high quality ARM-MBS, on a leveraged basis, and for working capital purposes. In addition, during 2007, we issued 3.2 million shares of common stock pursuant to our CEO Program raising net proceeds of $23.9 million and approximately 978,000 shares of common stock pursuant to our DRSPP raising net proceeds of $8.1 million. At December 31, 2007, we had the ability to issue an unlimited amount of common stock, preferred stock, depositary shares representing preferred stock and/or warrants pursuant to our automatic shelf registration statement on Form S-3 and 8.5 million shares of common stock available for issuance pursuant to our DRSPP shelf registration statement on Form S-8.

To the extent we raise additional equity capital from future capital market transactions, we currently anticipate using such cash proceeds to purchase additional MBS or other securities, to make scheduled payments of principal and interest on our repurchase agreements and for other general corporate purposes. We may also acquire additional interests in residential ARMs and/or other investments consistent with our investment strategies and operating policies. There can be no assurance, however, that we will be able to raise additional equity capital at any particular time or on any particular terms.

While we generally intend to hold our MBS as long-term investments, certain MBS may be sold in order to manage our interest rate risk and liquidity needs, meet other operating objectives and adapt to market conditions. As such, all of our investment securities are designated as available-for-sale. The timing and impact of future sales of investment securities, if any, cannot be predicted with any certainty. During 2007, we received cash of $1.697 billion from prepayments and scheduled amortization on our investment securities and sold 32 MBS, generating net proceeds of $844.5 million. Since our MBS are generally financed with repurchase agreements, a significant portion of the proceeds from our MBS sales, prepayments and scheduled amortization were used to repay balances under our repurchase agreements. During the year ended December 31, 2007, we purchased $4.492 billion of investment securities, primarily comprised of ARM-MBS, primarily using proceeds from repurchase agreements, cash raised from the sale of our common stock and existing cash.

Borrowings under repurchase agreements were $7.526 billion at December 31, 2007, compared to $5.723 billion at December 31, 2006. At December 31, 2007, our assets-to-equity ratio was 9.3 to 1. At December 31, 2007, we had master repurchase agreements with 19 separate counterparties, had amounts outstanding under repurchase agreements with 18 of such counterparties and had available capacity under our credit limits with respect to our repurchase agreements.

During 2007, we paid cash dividends of $8.2 million on shares in our preferred stock and $29.3 million on our common stock. In addition, on December 13, 2007, we declared our fourth quarter 2007 dividend on our common stock, which totaled $17.8 million and was paid on January 31, 2008 to stockholders of record on December 31, 2007.

Under our repurchase agreements we pledge additional assets as collateral to our repurchase agreement counterparties (i.e., lenders) when the estimated fair value of the existing pledged collateral under such agreements declines and such lenders demand additional collateral (i.e., initiate a margin call). Margin calls result from a decline in the value of the MBS collateralizing our repurchase agreements, generally following the monthly principal reduction of such MBS due to scheduled amortization and prepayments on the underlying mortgages, changes in market interest rates, a decline in market prices affecting our MBS and other market factors. To cover a margin call, we may pledge additional securities or cash. At the time one of our repurchase agreement matures, cash on deposit as collateral (i.e., restricted cash), if any, would generally be applied against the repurchase agreement balance, thereby reducing the amount borrowed. In addition, we are required to pledge MBS or cash as collateral against our Swaps. At December 31, 2007, we had $79.9 million of MBS and $4.5 million of restricted cash pledged as collateral against our Swaps, which had notional amount of $4.628 billion. As interest rates decline, the value of our Swaps generally decreases, resulting in margin calls. We believe that we will be able to meet our Swap margin calls. Cash collateral on Swaps and repurchase agreements is held in interest-bearing deposit accounts with lenders, and is reported on our balance sheet as "restricted cash". Collateral pledged against Swaps is returned to us when margin requirements are exceeded or when a Swap is terminated or expires.

Through December 31, 2007, we satisfied all of our margin calls with either cash or an additional pledge of MBS collateral. At December 31, 2007, we had MBS with a fair value of $254.2 million that were not pledged as collateral and $234.4 million of cash. We believe that we have adequate financial resources to meet our obligations, including margin calls, as they come due, to fund dividends we declare and to actively pursue our investment strategies. However, should the value of our MBS suddenly decrease, significant margin calls on our repurchase agreements could result, causing an adverse change in our liquidity position.

The following table summarizes the effect on our liquidity and cash flows of contractual obligations for the principal amounts due on our repurchase agreements, non-cancelable office leases and the mortgage loan on the property held by our real estate subsidiaries at December 31, 2007:

(In Thousands)	2008	2009	2010	2011	2012	Thereafter
Repurchase agreements	$ 6,079,078	$ 1,162,935	$ 75,901	$ 208,100	$ -	$ -
Mortgage loan	153	166	209	8,934	-	-
Long-term lease obligations	1,069	1,079	1,099	1,115	1,183	6,158
	$ 6,080,300	$ 1,164,180	$ 77,209	$ 218,149	$ 1,183	$ 6,158

Note: The above table does not include interest due on our repurchase agreements, Swaps, or mortgage loan.

Off-Balance Sheet Arrangements

We do not have any material off-balance-sheet arrangements.

Inflation

Substantially all of our assets and liabilities are financial in nature. As a result, changes in interest rates and other factors impact our performance far more than does inflation. Our financial statements are prepared in accordance with GAAP and dividends are based upon net income as calculated for tax purposes; in each case, our results of operations and reported assets, liabilities and equity are measured with reference to historical cost or fair market value without considering inflation.

Forward Looking Statements

When used in this annual report on Form 10-K, in future filings with the SEC or in press releases or other written or oral communications, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions, are intended to identify "forward-looking statements" within the meaning of Section 27A of the 1933 Act and Section 21E of the 1934 Act and, as such, may involve known and unknown risks, uncertainties and assumptions.

These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those relating to: changes in interest rates and the market value of our MBS; changes in the prepayment rates on the mortgage loans collateralizing our MBS; our ability to use borrowings to finance our assets; changes in government regulations affecting our business; our ability to maintain our qualification as a REIT for U.S. federal income tax purposes; and risks associated with investing in real estate, including changes in business conditions and the general economy. These and other risks, uncertainties and factors, including those described in the annual, quarterly and current reports that we file with the SEC, could cause our actual results to differ materially from those projected in any forward-looking statements we make. All forward-looking statements speak only as of the date they are made and we do not undertake, and specifically disclaims, any obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of such statements. See Item 1A, "Risk Factors" of this annual report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We seek to manage our risks related to interest rates, liquidity, prepayment speeds, market value and the credit quality of our assets while, at the same time, seeking to provide an opportunity to stockholders to realize attractive total returns through ownership of our capital stock. While we do not seek to avoid risk, we seek to: assume risk that can be quantified from historical experience, and actively manage such risk; earn sufficient returns to justify the taking of such risks; and, maintain capital levels consistent with the risks that we undertake.

Interest Rate Risk

We primarily invest in ARM-MBS on a leveraged basis. We take into account both anticipated coupon resets and expected prepayments when measuring the sensitivity of our ARM-MBS portfolio to changes in interest rates. In measuring our repricing gap (i.e., the weighted average time period until our ARM-MBS are expected to prepay or reprice less the weighted average time period for liabilities to reprice (or Repricing Gap)), we measure the difference between: (a) the weighted average months until the next coupon adjustment or projected prepayment on the ARM-MBS portfolio; and (b) the months remaining until our repurchase agreements mature, applying the same projected prepayment rate and including the impact of Swaps. A CPR is applied in order to reflect, to a certain extent, the prepayment characteristics inherent in our interest-earning assets and interest-bearing liabilities. Over the last consecutive eight quarters ended December 31, 2007, the monthly CPR on our MBS portfolio ranged from a high of 26.4% experienced during the quarter ended September 30, 2006 to a low of 13.4% experienced during the quarter ended December 31, 2007, with an average quarterly CPR of 21.8%.

The following table presents information at December 31, 2007 about our Repricing Gap based on contractual maturities (i.e., 0 CPR), and applying a 15% CPR, 20% CPR and 25% CPR.

CPR	Estimated Months to Asset Reset or Expected Prepayment	Estimated Months to Liabilities Reset *(1)*	Repricing Gap in Months
0% *(2)*	59	23	36
15%	38	23	15
20%	33	23	10
25%	28	23	5

(1) Reflects the effect of our Swaps.
(2) Reflects contractual maturities, which does not consider any prepayments

At December 31, 2007, our financing obligations under repurchase agreements had remaining contractual terms of approximately five years or less. Upon contractual maturity or an interest reset date, these borrowings are refinanced at then prevailing market rates. However, our Swaps in effect lock-in a fixed rate of interest over the term of each of our Swaps on a corresponding portion of our repurchase agreements. At December 31, 2007, we had repurchase agreements of $7.526 billion hedged with $4.628 billion of Swaps that had weighted average fixed-pay rate of 4.83% and extended an average of 30 months.

We use Swaps as part of our interest rate risk management strategy. Our Swaps are intended to serve as a hedge against future interest rate increases on our repurchase agreements, which are typically priced off of LIBOR. During 2007, our Swaps reduced our borrowing costs by $6.5 million, or 10 basis points. Our Swaps result in interest savings in a rising interest rate environment, while in a declining interest rate environment result in us paying the stated fixed rate on the notional amount for each of our Swaps, which could be higher than the market rate.

The interest rates for most of our adjustable-rate assets are primarily dependent on LIBOR, the CMT rate or the MTA rate, while our debt obligations, in the form of repurchase agreements, are generally priced off of LIBOR. While LIBOR and CMT generally move together, there can be no assurance that such movements will be parallel, such that the magnitude of the movement of one index will match that of the other index. At December 31, 2007, we had 78.8% of our ARM-MBS repricing from LIBOR (of which 67.5% repriced based on 12-month LIBOR and 11.3% repriced based on six-month LIBOR), 15.5% repricing from the one-year CMT index, 5.2% repricing from MTA and 0.5% repricing from COFI.

Our adjustable-rate assets reset on various dates that are not matched to the reset dates on our repurchase agreements. In general, the repricing of our repurchase agreements occurs more quickly than the repricing of our assets. Therefore, on average, our cost of borrowings may rise or fall more quickly in response to changes in market interest rates than would the yield on our interest-earning assets.

The mismatch between repricings or maturities within a time period is commonly referred to as the "gap" for that period. A positive gap, where repricing of interest-rate sensitive assets exceeds the maturity of interest-rate sensitive liabilities, generally will result in the net interest margin increasing in a rising interest rate environment and decreasing in a falling interest rate environment; conversely, a negative gap, where the repricing of interest rate sensitive liabilities exceeds the repricing of interest-rate sensitive assets will generate opposite results. As presented in the following table, at December 31, 2007, we had a positive gap of $287.0 million in our less than three month category. The following gap analysis is prepared assuming a 20% CPR; however, actual future prepayment speeds could vary significantly. The gap analysis does not reflect the constraints on the repricing of ARM-MBS in a given period resulting from interim and lifetime cap features on these securities, nor the behavior of various indices applicable to our assets and liabilities. The gap methodology does not assess the relative sensitivity of assets and liabilities to changes in interest rates and also fails to account for interest rate caps and floors imbedded in our MBS or include assets and liabilities that are not interest rate sensitive. The notional amount of our Swaps is presented in the following table, as they fix the cost and repricing characteristics of a portion of our repurchase agreements. While the fair value of our Swaps are reflected in our consolidated balance sheets, the notional amounts, presented in the table below, are not.

The following table presents our interest rate risk using the gap methodology applying a 20% CPR on MBS at December 31, 2007.

	At December 31, 2007					
(In Thousands)	Less than 3 Months	Three Months to One Year	One Year to Two Years	Two Years to Three Years	Beyond Three Years	Total
Interest-Earning Assets:						
ARM-MBS	$ 1,081,721	$ 1,518,486	$ 1,170,015	$ 974,247	$ 3,556,714	$ 8,301,183
Income notes	-	-	-	-	1,614	1,614
Cash and restricted cash	238,927	-	-	-	-	238,927
Total interest-earning assets	$ 1,320,648	$ 1,518,486	$ 1,170,015	$ 974,247	$ 3,558,328	$ 8,541,724
Interest-Bearing Liabilities:						
Repurchase agreements	$ 5,661,178	$ 417,900	$ 1,270,736	$ 176,200	$ -	$ 7,526,014
Mortgage Loans	-	-	-	-	9,462	9,462
Total interest-bearing liabilities	$ 5,661,178	$ 417,900	$ 1,270,736	$ 176,200	$ 9,462	$ 7,535,476
Gap before Hedging Instruments	$ (4,340,530)	$ 1,100,586	$ (100,721)	$ 798,047	$ 3,548,866	$ 1,006,248
Swaps, notional amount	$ 4,627,560	-	-	-	-	$ 4,627,560
Cumulative Difference Between Interest-Earnings Assets and Interest Bearing Liabilities after Hedging Instruments	$ 287,030	$ 1,387,616	$ 1,286,895	$ 2,084,942	$ 5,633,808	

Market Value Risk

All of our investment securities are designated as "available-for-sale" assets. As such, they are reflected at their estimated fair value, with the difference between amortized cost and estimated fair value reflected in accumulated other comprehensive income, a component of Stockholders' Equity. (See Note 11 to the consolidated financial statements, included under Item 8 of this annual report on Form 10-K.) The estimated fair value of our MBS fluctuate primarily due to changes in interest rates and other factors; however, given that, at December 31, 2007, these securities were primarily Agency MBS or AAA rated MBS, such changes in the estimated fair value of our MBS are generally not believed to be credit-related. At December 31, 2007, we held $4.6 million of investment securities that were rated below AAA and $3.3 million of unrated securities. Accordingly, to a limited extent, we are exposed to credit-related market value risk. The following table presents information about our non-Agency investment securities (none of which were backed by subprime collateral) held at December 31, 2007.

(Dollars in Thousands)	MBS Amortized Cost	Estimated Fair Value	Percent of Total	Weighted Average Price at December 31, 2007	Weighted Average Loan Age	Loan to Value at Origination	Weighted Average FICO at Origination *(1)*
Non-Agency MBS:							
AAA rated	$ 431,379	$ 424,954	98.56%	98.83%	26 months	71%	734
AA rated	1,413	1,392	0.32	98.50	49 months	61	744
Single A & A - rated	986	967	0.22	97.75	49 months	61	744
BBB and BBB - rated	559	543	0.13	96.00	49 months	61	744
BB and below rated	1,512	1,646	0.38	91.56	34 months	71	730
Unrated	2,968	1,689	0.39	1.60 *(2)*	25 months	77	721
Total Non-Agency MBS	$ 438,817	$ 431,191	100.00%	98.80%	26 months	71%	734

(1) FICO, named after Fair Isaac Corp., is a credit score used by major credit bureaus to indicate a borrower's credit worthiness.
(2) Includes an interest only net interest margin security which at December 31, 2007 had an amortized cost of 1.59% of the notional amount and an estimated market value of 1.67% of the notional amount.

Generally, in a rising interest rate environment, the estimated fair value of our MBS would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of our MBS would be expected to increase. If the estimated fair value of our MBS collateralizing our repurchase agreements decreases, we may receive margin calls from our repurchase agreement counterparties for additional MBS collateral or cash due to such decline. If such margin calls were not met, the lender could liquidate the securities collateralizing our repurchase agreements with such lender, resulting in a loss to us. In such a scenario, we could apply a strategy of reducing borrowings and assets, by selling assets or not replacing securities as they amortize and/or prepay, thereby "shrinking the balance sheet". Such an action would likely reduce our interest income, interest expense and net income, the extent of which would be dependent on the level of reduction in assets and liabilities as well as the sale price of the assets sold. Such a decrease in our net interest income could negatively impact cash available for distributions, which in turn could reduce the market price of our issued and outstanding common stock and preferred stock. Further, if we were unable to meet margin calls, lenders could sell the securities collateralizing our repurchase agreements with such lenders, which sales could result in a loss to us.

Liquidity Risk

The primary liquidity risk for us arises from financing long-maturity assets, which have interim and lifetime interest rate adjustment caps, with shorter-term borrowings in the form of repurchase agreements. Although the interest rate adjustments of these assets and liabilities fall within the guidelines established by our operating policies, maturities are not required to be, nor are they, matched.

Our assets which are pledged to secure repurchase agreements are typically high-quality MBS. At December 31, 2007, we had cash and cash equivalents of $234.4 million and unpledged MBS of $254.2 million available to meet margin calls on our repurchase agreements and for other corporate purposes. However, should the value of our investment securities pledged as collateral suddenly decrease, margin calls relating to our repurchase agreements could increase, causing an adverse change in our liquidity position. As such, we cannot assure that we will always be able to roll over our repurchase agreements.

Prepayment and Reinvestment Risk

Premiums paid on our investment securities are amortized against interest income and discounts are accreted to interest income as we receive principal payments (i.e., prepayments and scheduled amortization) on such securities. Premiums arise when we acquire MBS at a price in excess of the principal balance of the mortgages securing such MBS (i.e., par value). Conversely, discounts arise when we acquire MBS at a price below the principal balance of the mortgages securing such MBS. For financial accounting purposes, interest income is accrued based on the outstanding principal balance of the investment securities and their contractual terms. In general, purchase premiums on our investment securities, currently comprised primarily of MBS, are amortized against interest income over the lives of the securities using the effective yield method, adjusted for actual prepayment activity. An increase in the prepayment rate, as measured by the CPR, will typically accelerate the amortization of purchase premiums, thereby reducing the yield/interest income earned on such assets.

For tax accounting purposes, the purchase premiums and discounts are amortized based on the constant effective yield calculated at the purchase date. Therefore, on a tax basis, amortization of premiums and discounts will differ from those reported for financial purposes under GAAP. At December 31, 2007, the net premium on our investment securities portfolio for financial accounting purposes was $101.6 million (1.2% of the principal balance of MBS); while the net premium for income tax purposes was estimated at $98.8 million.

In general, we believe that we will be able to reinvest proceeds from scheduled principal payments and prepayments at acceptable yields; however, no assurances can be given that, should significant prepayments occur, market conditions would be such that acceptable investments could be identified and the proceeds timely reinvested.

Tabular Presentation

The information presented in the following table projects the potential impact of sudden parallel changes in interest rates on net interest income and portfolio value, including the impact of Hedging Instruments, over the next 12 months based on the assets in our investment portfolio on December 31, 2007. We acquire interest-rate sensitive assets and fund them with interest-rate sensitive liabilities. All changes in income and value are measured as the percentage change from the projected net interest income and portfolio value at the base interest rate scenario.

Change in Interest Rates	Percentage Change in Net Interest Income	Percentage Change in Portfolio Value
+ 1.00%	(7.56%)	(1.04%)
+ 0.50%	(2.49%)	(0.41%)
- 0.50%	0.47%	0.19%
- 1.00%	0.79%	0.15%

Certain assumptions have been made in connection with the calculation of the information set forth in the above table and, as such, there can be no assurance that assumed events will occur or that other events will not occur that would affect the outcomes. The base interest rate scenario assumes interest rates at December 31, 2007. The analysis presented utilizes assumptions and estimates based on management's judgment and experience. Furthermore, while we generally expect to retain such assets and the associated interest rate risk to maturity, future purchases and sales of assets could materially change our interest rate risk profile. It should be specifically noted that the information set forth in the above table and all related disclosure constitutes forward-looking statements within the meaning of Section 27A of the 1933 Act and Section 21E of the 1934 Act. Actual results could differ significantly from those estimated in the table.

The table quantifies the potential changes in net interest income and portfolio value should interest rates immediately change (or Shock). The table presents the estimated impact of interest rates instantaneously rising 50 and 100 basis points, and falling 50 and 100 basis points. The cash flows associated with the portfolio of MBS for each rate Shock are calculated based on assumptions, including, but not limited to, prepayment speeds, yield on future acquisitions, slope of the yield curve and size of the portfolio. Assumptions made on the interest rate sensitive liabilities, which are assumed to be repurchase agreements, include anticipated interest rates, collateral requirements as a percent of the repurchase agreement, amount and term of borrowing.

The impact on portfolio value is approximated using the calculated effective duration (i.e., the price sensitivity to changes in interest rates) of 0.59 and expected convexity (i.e., the approximate change in duration relative to the change in interest rates) of (0.89). The impact on net interest income is driven mainly by the difference between portfolio yield and cost of funding of our repurchase agreements, which includes the cost and/or benefit from Hedging Instruments that hedge certain of our repurchase agreements. Our asset/liability structure is generally such that an increase in interest rates would be expected to result in a decrease in net interest income, as our repurchase agreements are generally shorter term than our interest-earning assets. When interest rates are Shocked, prepayment assumptions are adjusted based on management's expectations along with the results from the prepayment model.

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements

All financial statement schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements and/or notes thereto.

Financial statements of subsidiaries have been omitted; as such entities do not individually or in the aggregate exceed the 20% threshold under either the investment or income tests. The Company owned 100% of each of its subsidiaries.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of
MFA Mortgage Investments, Inc.

We have audited the accompanying consolidated balance sheets of MFA Mortgage Investments, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MFA Mortgage Investments, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations, its cash flows, and its comprehensive income for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MFA Mortgage Investments, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
February 12, 2008

MFA MORTGAGE INVESTMENTS, INC.
CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Per Share Amounts)	At December 31, 2007	2006
Assets:		
Mortgage-backed securities ("MBS"), at fair value (including pledged MBS of $8,046,947 and $6,065,021 at December 31, 2007 and 2006, respectively, (Notes 3 and 7)	**$ 8,301,183**	$ 6,340,668
Income notes (Note 3)	**1,614**	-
Cash and cash equivalents	**234,410**	47,200
Restricted cash (Note 2d)	**4,517**	-
Interest receivable (Note 4)	**43,610**	33,182
Interest rate cap agreements ("Caps"), at fair value (Note 5)	**-**	361
Swap agreements ("Swaps"), at fair value (Note 5)	**103**	2,412
Real estate, net (Note 6)	**11,611**	11,789
Goodwill (Note 2f)	**7,189**	7,189
Prepaid and other assets	**1,622**	1,166
Total Assets	**$ 8,605,859**	$ 6,443,967
Liabilities:		
Repurchase agreements (Note 7)	**$ 7,526,014**	$ 5,722,711
Accrued interest payable	**20,212**	23,164
Mortgage payable on real estate (Note 6)	**9,462**	9,606
Swaps, at fair value (Note 5)	**99,836**	1,893
Dividends and dividend equivalents payable (Note 9(b))	**18,005**	4,899
Accrued expenses and other liabilities	**5,067**	3,136
Total Liabilities	**7,678,596**	5,765,409
Commitments and contingencies (Note 8)		
Stockholders' Equity:		
Preferred stock, $.01 par value; series A 8.50% cumulative redeemable; 5,000 shares authorized; 3,840 shares issued and outstanding at December 31, 2007 and 2006 ($96,000 aggregate liquidation preference) (Note 9)	**38**	38
Common stock, $.01 par value; 370,000 shares authorized; 122,887 and 80,695 issued and outstanding at December 31, 2007 and 2006, respectively (Note 9)	**1,229**	807
Additional paid-in capital, in excess of par	**1,085,760**	776,743
Accumulated deficit	**(89,263)**	(68,637)
Accumulated other comprehensive loss (Note 11)	**(70,501)**	(30,393)
Total Stockholders' Equity	**927,263**	678,558
Total Liabilities and Stockholders' Equity	**$ 8,605,859**	$ 6,443,967

The accompanying notes are an integral part of the consolidated financial statements.

MFA MORTGAGE INVESTMENTS, INC.
CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Per Share Amounts)	For the Year Ended December 31, 2007	2006	2005
Interest Income:			
MBS income (Note 3)	**$ 380,170**	$ 216,871	$ 235,798
Interest income on short-term cash investments	**4,493**	2,321	2,921
Interest income on income notes	**158**	-	-
Interest Income	**384,821**	219,192	238,719
Interest Expense (Note 7)	**321,305**	181,922	183,833
Net Interest Income	**63,516**	37,270	54,886
Other Income:			
Net loss on sale of MBS (Note 3)	**(21,793)**	(23,113)	(18,354)
Revenue from operations of real estate (Note 6)	**1,638**	1,556	1,460
Net loss on early termination of Swaps (Note 5)	**(384)**	-	-
Miscellaneous other income, net	**422**	708	351
Other-than-temporary impairment on MBS (Note 3)	**-**	-	(20,720)
Other Income (Loss)	**(20,117)**	(20,849)	(37,263)
Operating and Other Expense:			
Compensation and benefits (Note 12)	**6,615**	5,725	5,505
Real estate operating expense and mortgage interest (Note 6)	**1,764**	1,617	1,673
Other general and administrative	**5,067**	3,843	3,651
Operating and Other Expense	**13,446**	11,185	10,829
Income from Continuing Operations	29,953	5,236	6,794
Discontinued Operations: (Note 6)			
Gain on sale of real estate, net of tax	**257**	4,432	-
Loss from discontinued operations, net	**-**	(198)	(86)
Mortgage prepayment penalty	**-**	(712)	-
Income (Loss) from Discontinued Operations	**257**	3,522	(86)
Income Before Preferred Stock Dividends	**30,210**	8,758	6,708
Less: Preferred Stock Dividends	**8,160**	8,160	8,160
Net Income (Loss) to Common Stockholders	**$ 22,050**	$ 598	$ (1,452)
Earnings (Loss) Per Share of Common Stock: (Note 10)			
Earnings (loss) from continuing operations – basic and diluted	**$ 0.24**	$ (0.03)	$ (0.02)
Earnings from discontinued operations – basic and diluted	**-**	0.04	-
Earnings (loss) per share – basic and diluted	**$ 0.24**	$ 0.01	$ (0.02)
Dividends declared per share of common stock (Note 9b)	**$ 0.415**	$ 0.210	$ 0.405

The accompanying notes are an integral part of the consolidated financial statements.

MFA MORTGAGE INVESTMENTS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands, Except Per Share Amounts)	For the Year Ended December 31, 2007 Dollars	2007 Shares	2006 Dollars	2006 Shares	2005 Dollars	2005 Shares
Preferred Stock, Series A 8.50% Cumulative Redeemable – Liquidation Preference $25.00 Per Share:						
Balance at beginning of year	$ 38	3,840	$ 38	3,840	$ 38	3,840
Issuance of shares	-	-	-	-	-	-
Balance at end of year	38	3,840	38	3,840	38	3,840
Common Stock, Par Value $0.01:						
Balance at beginning of year	807	80,695	801	80,121	820	82,017
Issuance of common stock	422	42,192	15	1,501	4	368
Repurchase of common stock	-	-	(9)	(927)	(23)	(2,264)
Balance at end of year	1,229	122,887	807	80,695	801	80,121
Additional Paid-in Capital, in excess of Par:						
Balance at beginning of year	776,743		770,789		780,406	
Issuance of common stock, net of expenses	308,506		11,103		2,994	
Share-based compensation expense, excluding par	511		539		493	
Repurchase of common stock	-		(5,688)		(13,104)	
Balance at end of year	1,085,760		776,743		770,789	
Accumulated Deficit:						
Balance at beginning of year	(68,637)		(52,315)		(17,330)	
Net income	30,210		8,758		6,708	
Dividends declared on common stock	(42,231)		(16,920)		(33,533)	
Dividends declared on preferred stock	(8,160)		(8,160)		(8,160)	
Payments on dividend equivalent rights ("DERs")	(445)		-		-	
Balance at end of year	(89,263)		(68,637)		(52,315)	
Accumulated Other Comprehensive Loss:						
Balance at beginning of year	(30,393)		(58,211)		(35,100)	
Unrealized gains/(losses) on investment securities, net	60,227		30,733		(28,617)	
Unrealized (losses)/gains on Caps, net	(83)		(342)		2,735	
Unrealized (losses)/gains on Swaps	(100,252)		(2,573)		2,771	
Balance at end of year	(70,501)		(30,393)		(58,211)	
Total Stockholders' Equity at year end	$ 927,263		$ 678,558		$ 661,102	

The accompanying notes are an integral part of the consolidated financial statements.

MFA MORTGAGE INVESTMENTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)	For the Year Ended December 31, 2007	2006	2005
Cash Flows From Operating Activities:			
Net income	**$ 30,210**	$ 8,758	$ 6,708
Adjustments to reconcile net income to net cash provided by operating activities:			
Losses on sale of MBS	**22,143**	25,245	18,364
Gains on sale of MBS	**(350)**	(2,132)	(10)
Losses on early termination of Swaps	**627**	-	-
Gains on early termination of Swaps	**(243)**	-	-
Other-than-temporary impairment recognized on MBS	**-**	-	20,720
Amortization of purchase premium on MBS, net of accretion of discounts	**27,535**	30,974	56,515
Amortization of premium cost for Caps	**278**	1,700	1,578
(Increase)/decrease in interest receivable	**(10,428)**	(8,984)	2,230
Decrease in receivable under the Discount Waiver, Direct Stock Purchase and Dividend Reinvestment Plan ("DRSPP")	**-**	-	985
Depreciation and amortization on real estate, including discontinued operations	**432**	574	838
(Increase)/decrease in other assets and other	**(467)**	18	(65)
Increase/(decrease) in accrued expenses and other liabilities	**2,176**	(1,950)	2,475
(Decrease)/increase in accrued interest payable	**(2,952)**	(30,993)	25,806
Gain on sale of real estate included in discontinued operations	**(257)**	(6,660)	-
Loss on sale of real estate included in discontinued operations	**-**	408	-
Share-based compensation expense	**511**	539	493
Negative amortization on investments securities	**(537)**	(1,614)	(443)
Net cash provided by operating activities	**68,678**	15,883	136,194
Cash Flows From Investing Activities:			
Principal payments on MBS and other investment securities	**1,697,287**	1,637,304	2,629,887
Proceeds from sale of MBS	**844,480**	1,843,659	617,152
Purchases of MBS and other investment securities	**(4,492,460)**	(4,128,466)	(2,308,134)
Proceeds from sale of real estate	**-**	23,534	
Additions to leasehold improvements	**(231)**	-	-
Net cash (used)/provided by investing activities	**(1,950,924)**	(623,969)	938,905
Cash Flows From Financing Activities:			
Increase in restricted cash	**(4,517)**	-	-
Principal payments on repurchase agreements	**(43,374,020)**	(21,101,718)	(19,571,976)
Proceeds from borrowings under repurchase agreements	**45,177,323**	21,724,897	18,558,476
Proceeds from terminations of Swaps	**243**	-	-
Payments made for terminations of Swaps	**(627)**	-	-
Proceeds from issuance of common stock	**308,928**	11,118	2,998
Dividends paid on preferred stock	**(8,160)**	(8,160)	(8,160)
Common stock repurchased	**-**	(6,127)	(12,697)
Dividends paid on common stock and DER payments	**(29,570)**	(16,079)	(47,646)
Principal payments on and satisfaction of mortgages from discontinued operations	**(144)**	(12,946)	(134)
Net cash provided/(used) by financing activities	**2,069,456**	590,985	(1,079,139)
Net increase/(decrease) in cash and cash equivalents	**187,210**	(17,101)	(4,040)
Cash and cash equivalents at beginning of period	**47,200**	64,301	68,341
Cash and cash equivalents at end of period	**$ 234,410**	$ 47,200	$ 64,301
Supplemental Disclosure of Cash Flow Information:			
Interest paid	**$ 332,566**	$ 219,262	$ 159,050
Mortgage prepayment penalty paid – discontinued operations	**$ -**	$ 712	$ -
Built-in gains taxes (refunded)/paid on sales of real estate	**$ (91)**	$ 1,320	$ -
Noncash investing and financing activities:			
Dividends and DERs declared and unpaid	**$ 18,005**	$ 4,899	$ 4,058

The accompanying notes are an integral part of the consolidated financial statements.

MFA MORTGAGE INVESTMENTS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands)	For the Year Ended December 31, 2007	2006	2005
Net income before preferred stock dividends	**$ 30,210**	$ 8,758	$ 6,708
Other Comprehensive Income:			
Unrealized gain/(loss) on investment securities arising during the period, net	**49,352**	6,165	(68,185)
Reclassification adjustment for net losses included in net income from MBS	**10,875**	24,568	39,568
Unrealized (loss)/gain on Caps arising during the period, net	**(83)**	(342)	2,735
Unrealized (loss)/gain on Swaps arising during the period, net	**(100,252)**	(2,573)	2,771
Comprehensive (loss)/income before preferred stock dividends	**$ (9,898)**	$ 36,576	$ (16,403)
Dividends on preferred stock	**(8,160)**	(8,160)	(8,160)
Comprehensive (Loss)/Income to Common Stockholders	**$ (18,058)**	$ 28,416	$ (24,563)

The accompanying notes are an integral part of the consolidated financial statements.

1. Organization

MFA Mortgage Investments, Inc. (the "Company") was incorporated in Maryland on July 24, 1997 and began operations on April 10, 1998. The Company has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes. In order to maintain its qualification as a REIT, the Company must comply with a number of requirements under federal tax law, including that it must distribute at least 90% of its annual net taxable income to its stockholders, subject to certain adjustments. (See Note 9(b).)

2. Summary of Significant Accounting Policies

(a) Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements of the Company include the accounts of all subsidiaries; significant intercompany accounts and transactions have been eliminated.

(b) MBS/Investment Securities

The Company's investment securities are comprised primarily of hybrid and adjustable-rate MBS (collectively, "ARM-MBS") that are issued or guaranteed as to principal and/or interest by a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. government, such as Ginnie Mae (collectively, "Agency MBS") or are rated AAA by at least one nationally recognized rating agency, such as Moody's Investors Services, Inc., Standard & Poor's Corporation or Fitch, Inc. ("Rating Agencies"). Hybrid MBS have interest rates that are fixed for a specified period and, thereafter, generally reset annually. To a lesser extent, the Company also holds investments in non-Agency MBS, mortgage-related securities and other investments that are rated below AAA. At December 31, 2007, the Company held securities with a carrying value of $7.9 million rated below AAA, including unrated investment securities. (See Note 3.)

The Company accounts for its investment securities in accordance with Statement of Financial Accounting Standards ("FAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that investments in securities be designated as either "held-to-maturity," "available-for-sale" or "trading" at the time of acquisition. All of the Company's investment securities are designated as available-for-sale and are carried at their estimated fair value with unrealized gains and losses reported in other comprehensive income, a component of Stockholder's Equity. The Company determines the fair value of its investment securities based upon prices obtained from a third-party pricing service and broker quotes. On December 31, 2005, the Company adopted the guidance prescribed in Financial Accounting Standards Board ("FASB") Staff Position FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" (the "FASB Impairment Position"). The application of the FASB Impairment Position resulted in the Company recognizing an other-than-temporary impairment charge of $20.7 million on December 31, 2005. (See Note 2(e).)

Although the Company generally intends to hold its investment securities until maturity, it may, from time to time, sell any of its securities as part of the overall management of its business. The available-for-sale designation provides the Company with the flexibility to sell any of its investment securities. Upon the sale of an investment security, any unrealized gain or loss is reclassified out of accumulated other comprehensive income to earnings as a realized gain or loss using the specific identification method.

Interest income is accrued based on the outstanding principal balance of the investment securities and their contractual terms. Premiums and discounts associated with Agency MBS and MBS rated AAA are amortized into interest income over the life of such securities using the effective yield method, adjusted for actual prepayment activity in accordance with FAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Certain of the Agency MBS owned by the Company contractually provide for negative amortization, which occurs when the full amount of the stated coupon interest due on the distribution date for an MBS is not received from the underlying mortgages. The Company recognizes such interest shortfall on its Agency MBS as interest income with a corresponding increase in the related Agency MBS principal value (i.e., par) as the interest shortfall is guaranteed by the issuing agency.

Interest income on the Company's securities rated below AAA, including unrated securities, is recognized in accordance with Emerging Issues Task Force ("EITF") of FASB 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). Pursuant to EITF 99-20, cash flows from a security are estimated applying assumptions used to determine the fair value of such security and the excess of the future cash flows over the investment is recognized as interest income under the effective yield method. The Company reviews and, if appropriate, makes adjustments to its cash flow projections at least quarterly and monitors these projections based on input and analysis received from external sources, internal models, and its judgment about interest rates, prepayment rates, the timing and amount of credit losses, and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in interest income recognized on, or the carrying value of, such securities.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with financial institutions and investments in high quality overnight money market funds, all of which have original maturities of three months or less. The carrying amount of cash equivalents approximates their fair value.

(d) Restricted Cash

Restricted cash represents cash held in an interest-bearing account by Swap counterparties as collateral against the Company's Swaps. Swap collateral requirements vary by counterparty. Restricted cash is not available to the Company for general corporate purposes, but may be applied to payments due to Swap counterparties or returned to the Company in the event that the collateral is in excess of the collateral requirements and/or at expiration of the Swap. In addition, the Company may also pledge cash as collateral against its repurchase agreements. The Company had no restricted cash held as collateral against any of its repurchase agreements at December 31, 2007 or 2006. (See Note 5.)

(e) Other-Than-Temporary Impairment and Credit Risk

The Company limits its exposure to credit losses on its investment portfolio by requiring that at least 50% of its investment portfolio consist of hybrid and adjustable-rate MBS that are either (i) issued or guaranteed by a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. government, such as Ginnie Mae, or (ii) rated in one of the two highest rating categories by at least one nationally recognized rating agency. The remainder of the Company's investment portfolio may consist of direct or indirect investments in: (i) other types of MBS; (ii) residential mortgage loans; (iii) collateralized debt obligations and other related securities; (iv) real estate; (v) securities issued by REITs, limited partnerships and closed-end funds; (vi) high-yield corporate securities and other fixed income instruments (corporate or government); and (vii) other types of assets approved by the Company's Board of Directors (the "Board") or a committee thereof. At December 31, 2007, 91.9% of the Company's assets consisted of Agency MBS and related receivables, 5.0% were MBS rated AAA by Standard & Poor's Corporation, a nationally recognized rating agency, and related receivables and 2.8% were cash, cash equivalents and restricted cash; combined these assets comprised 99.7% of the Company's total assets. The Company's remaining assets consisted of an investment in real estate, securities rated below AAA or unrated and other assets.

FASB Impairment Position

On December 31, 2005, the Company adopted the FASB Impairment Position. Among other things, the FASB Impairment Position specifically addresses: the determination as to when an investment is considered impaired; whether that impairment is other-than-temporary; the measurement of an impairment loss; accounting considerations subsequent to the recognition of an other-than-temporary impairment; and certain required disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.

The Company assesses its investment securities for other-than-temporary impairment on at least a quarterly basis. When the fair value of an investment is less than its amortized cost at the balance sheet date of the reporting period for which impairment is assessed, the impairment is designated as either "temporary" or "other-than-temporary." If it is determined that impairment is other-than-temporary, then an impairment loss is recognized in earnings reflecting the entire difference between the investment's cost basis and its fair value at the balance sheet date of the reporting period for which the assessment is made. The measurement of the impairment is not permitted to include partial recoveries subsequent to the balance sheet date. Following the recognition of an other-than-temporary impairment, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value through earnings. Because management's assessments are based on factual information as well as subjective information available at the time of assessment, the determination as to whether an other-than-temporary impairment exists and, if so, the amount considered impaired, or not impaired, is subjective and, therefore, constitute material estimates that are susceptible to significant change.

Upon a decision to sell an impaired available-for-sale investment security on which the Company does not expect the fair value of the investment to fully recover prior to the expected time of sale, the investment shall be deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other-than-temporary even if a decision to sell has not been made. Upon implementing the FASB Impairment Position in 2005, the Company recorded an impairment charge of $20.7 million related to other-than-temporary impairments on certain MBS that the Company did not expect to hold until recovery of such impairment. The Company had no other-than-temporarily impaired MBS at December 31, 2007 and did not recognize any impairment charges against its MBS portfolio during the years ended December 31, 2007 and 2006. At December 31, 2005, the Company had MBS of $821.5 million on which an impairment charge had been made; all such MBS were sold during the first quarter of 2006, resulting in a net gain of $1.6 million reflecting the amount of market recovery subsequent to December 31, 2005, the impairment measurement date. (See Note 3.)

Securities Rated Below AAA

Certain of the Company's investment securities rated below AAA were purchased at a discount to par value, with a portion of such discount considered credit protection against future credit losses. The initial credit protection (i.e., discount) on these MBS may be adjusted over time, based on review of the investment or, if applicable, its underlying collateral, actual and projected cash flow from such collateral, economic conditions and other factors. If the performance of these securities is more favorable than forecasted, a portion of the amount designated as credit discount may be accreted into interest income over time. Conversely, if the performance of these securities is less favorable than forecasted, impairment charges and a write down of such security to a new cost basis could result. The Company did not have any impairment charges against any of its securities rated below AAA during the three years ended December 31, 2007. At December 31, 2007, the Company had $7.9 million, or 0.1% (i.e., 1/10 of 1%) of its assets, invested in investment securities rated below AAA or unrated.

(f) Goodwill

The Company accounts for its goodwill in accordance with FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142") which provides, among other things, how entities are to account for goodwill and other intangible assets that arise from business combinations or are otherwise acquired. FAS 142 requires that goodwill be tested for impairment annually or more frequently under certain circumstances. At December 31, 2007 and December 31, 2006, the Company had goodwill of $7.2 million, which represents the unamortized portion of the excess of the fair value of our common stock issued over the fair value of net assets acquired in connection with its formation in 1998. Goodwill is tested for impairment at least annually at the entity level. Through December 31, 2007, the Company had not recognized any impairment against its goodwill.

(g) Real Estate

At December 31, 2007, the Company indirectly held 100% of the ownership interest in Lealand Place, a 191-unit apartment property located in Lawrenceville, Georgia ("Lealand"), which is consolidated with the Company. This property was acquired through a tax-deferred exchange under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"). (See Notes 2(h) and 6.)

The property, capital improvements and other assets held in connection with this investment are carried at cost, net of accumulated depreciation and amortization. Maintenance, repairs and minor improvements are charged to expense in the period incurred, while real estate assets, except land, and capital improvements are depreciated over their useful life using the straight-line method.

(h) Real Estate Held-for-Sale/Discontinued Operations

The Company accounts for its real estate held-for-sale in accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("FAS 144"). Among other things, FAS 144 provides that a long-lived asset classified as held-for-sale shall: (i) not be depreciated while classified as held-for-sale; (ii) be measured at the lower of its carrying amount or fair value less cost to sell; and (iii) result in a loss recognized for any initial or subsequent write-down to fair value less cost to sell or a gain recognized for any subsequent increase in fair value less cost to sell, but not in excess of the cumulative loss previously recognized. A gain or loss, not previously recognized, that results from the sale of a long-lived asset shall be recognized at the date of sale. In accordance with FAS 144, as amended by Statement No. 154, "Accounting Changes and Error Corrections" ("FAS 154"), revenues and expenses for the Company's indirect interest in a property classified as held-for-sale or sold have been reclassified as discontinued operations, on a net basis for each of the periods presented. This reclassification had no effect on the Company's reported net income. (See Note 6.)

During the first quarter of 2006, the Company sold its 100% indirect membership interest in Greenhouse Holdings, LLC ("Greenhouse"), which held a 128-unit multi-family apartment building in Omaha, Nebraska known as "The Greenhouse". The transaction resulted in a gain of $4.8 million net of selling costs and a built-in gains tax of $1.8 million. In addition, a $135,000 mortgage prepayment penalty was incurred on the satisfaction of the mortgage secured by such property. Prior to the quarter in which the sale of Greenhouse occurred, there was no definitive plan to sell such property. During the third quarter of 2007, the Company recognized income of $257,000 related to a reduction of the $1.8 million of built-in-gains taxes previously recognized on the sale of Greenhouse.

On June 30, 2006, the Company classified its indirect investment in Cameron at Hickory Grove Apartments, a 201-unit multi-family apartment complex in Charlotte, North Carolina ("Cameron"), as held-for-sale. Upon the reclassification, Cameron was reviewed for impairment and it was determined that Cameron's carrying value approximated its fair value less cost to sell. The sale of Cameron during the fourth quarter of 2006 ultimately resulted in a net loss of $408,000. In addition, a prepayment penalty of $577,000 was incurred on the satisfaction of the mortgage secured by such property. (See Note 6.)

In accordance with FAS 144, the historical results of operations from Greenhouse and Cameron have been reclassified, on a net basis, as a component of discontinued operations.

*(i) **Repurchase Agreements***

The Company finances the acquisition of its MBS through repurchase agreements. Under these repurchase agreements, the Company sells securities to a lender and agrees to repurchase the same securities in the future for a price that is higher than the original sale price. The difference between the sale price that the Company receives and the repurchase price that the Company pays represents interest paid to the lender. Although structured as a sale and repurchase, under repurchase agreements, the Company pledges its securities as collateral to secure a loan which is equal in value to a specified percentage of the estimated fair value of the pledged collateral, while the Company retains beneficial ownership of the pledged collateral. At the maturity of a repurchase agreement, the Company is required to repay the loan and concurrently receives back its pledged collateral from the lender. With the consent of the lender, the Company may renew a repurchase agreement at the then prevailing financing terms. Margin calls, whereby a lender requires that the Company pledge additional securities or cash as collateral to secure borrowings under its repurchase agreements with such lender, are routinely experienced by the Company as the value of the MBS pledged as collateral declines due to scheduled monthly amortization and prepayments of principal on such MBS. In addition, margin calls may also occur when the fair value of the MBS pledged as collateral declines due to changes in market interest rates or other market conditions. Through December 31, 2007, the Company had satisfied all of its margin calls. (See Note 7.)

Original terms to maturity of the Company's repurchase agreements range from one month to 60 months. Should a counterparty decide not to renew a repurchase agreement at maturity, the Company must either refinance elsewhere or be in a position to satisfy this obligation. If, during the term of a repurchase agreement, a lender should file for bankruptcy, the Company might experience difficulty recovering its pledged assets and may have an unsecured claim against the lender's assets for the difference between the amount loaned to the Company plus interest due to the counterparty and the estimated fair value of the collateral pledged to such lender. The Company generally seeks to diversify its exposure by entering into repurchase agreements with at least four separate lenders with a maximum loan from any lender of no more than three times the Company's stockholders' equity. At December 31, 2007, the Company had outstanding balances under repurchase agreements with 18 separate lenders with a maximum net exposure (the difference between the amount loaned to the Company including interest payable and the fair value of the security pledged by the Company as collateral including accrued interest on such securities) to a single lender of $71.9 million, or 7.8% of stockholders' equity. (See Note 7.)

Prior to the first quarter of 2006, the Company had, in some cases, purchased MBS from a counterparty and subsequently financed the acquisition of these MBS through repurchase agreements, which financing was also collateralized by such MBS, with the same counterparty (a "Same Party Transaction"). The Company recorded the acquisition of these MBS as assets and the related financings under repurchase agreements as liabilities on its consolidated balance sheets, with changes in the fair value of these MBS recorded in other comprehensive income, a component of stockholders' equity. The corresponding interest income earned on these MBS and interest expense incurred on the related repurchase agreements were reported gross on the Company's consolidated statements of income. At December 31, 2007, the Company had no Same Party Transactions.

In July 2007, the FASB issued the exposure draft for FASB Staff Position ("FSP") 140-d, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions," ("FSP 140-d"), which addresses Same Party Transactions. At the January 2008 meeting, the Board redeliberated significant issues relating to the proposed FSP and authorized the staff to proceed to a draft of a final FSP for vote. Among other things, the FASB tentatively determined that the FSP should be effective for fiscal years beginning after November 15, 2008 and that early adoption is not permitted. As such, the Company does not expect that the adoption of FSP 140-d, if adopted by the FASB in its current form will have any impact on the Company's financial statements.

(j) Equity Based Compensation

The Company accounts for its stock-based compensation in accordance with FAS No. 123R, "Share-Based Payment," ("FAS 123R"), which was adopted on January 1, 2006. The adoption of FAS 123R did not have any impact, as the Company had applied the fair value method of accounting for stock based compensation since January 1, 2003, and its use of stock based compensation historically was not a key component of its compensation structure. The Company uses the Black-Scholes-Merton option model to value its stock options. There are limitations inherent in this model, as with all other models currently used in the market place to value stock options, as they typically have not been designed to value stock options which contain significant restrictions and forfeiture risks, such as those contained in the stock options that are issued to certain employees. Significant assumptions are made in order to determine the Company's option value, all of which are subjective. The fair value of the Company's stock options are expensed using the straight-line method.

Pursuant to FAS 123R, compensation expense for restricted stock awards, restricted stock units ("RSUs") and stock options is recognized over the vesting period of such awards, based upon the estimated fair value of such awards at the grant date. DERs attached to such awards are charged to stockholders' equity when declared. Equity based awards for which there is no risk of forfeiture are expensed upon grant, or at such time that there is no longer a risk of forfeiture. A zero forfeiture rate is applied to the Company's equity based awards, as such awards have been granted to a limited number of employees, (primarily long-term executives that have employment agreements with the Company) and forfeiture rates have been minimal. Should information arise indicating that forfeitures may occur, the forfeiture rate would be revised and accounted for as a change in estimate. Grantees are not required to return the dividends or DERs if their awards do not vest, accordingly, payments made on instruments that ultimately do not vest are recognized as additional compensation expense at the time an award is forfeited. There were no forfeitures of any equity based compensation awards during the three years ended December 31, 2007, and 125,000 options expired unexercised during the year ended December 31, 2005. (See Note 12.)

(k) Earnings per Common Share ("EPS")

Basic EPS is computed by dividing net income available to holders of common stock by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income available to holders of common stock by the weighted average shares of common stock and common equivalent shares outstanding during the period. For the diluted EPS calculation, common equivalent shares outstanding includes the weighted average number of shares of common stock outstanding adjusted for the effect of dilutive unexercised stock options and RSUs outstanding using the treasury stock method. Under the treasury stock method, common equivalent shares are calculated assuming that all dilutive common stock equivalents are exercised and the proceeds, along with future compensation expenses for unvested stock options and RSUs, are used to repurchase shares of the Company's outstanding common stock at the average market price during the reported period. No common share equivalents are included in the computation of any diluted per share amount for a period in which a net operating loss is reported. (See Note 10.)

(l) Comprehensive Income/Loss

Comprehensive income/(loss) for the Company includes net income/(loss) and the change in net unrealized gains/(losses) on investment securities and derivative instruments, adjusted by realized net gain/loss included in net income for the period and reduced by dividends declared on the Company's preferred stock.

(m) U.S. Federal Income Taxes

The Company has elected to be taxed as a REIT under the provisions of the Code and the corresponding provisions of state law. The Company expects to operate in a manner that will enable it to continue to be taxed as a REIT. A REIT is not subject to tax on its earnings to the extent that it distributes its ordinary taxable income to stockholders. As such, no provision for current or deferred income taxes has been made in the accompanying consolidated financial statements.

Under the "Built-in Gain Rules" of the Code, a REIT is subject to a corporate tax if it disposes of an asset acquired from a C corporation during the ten-year period following the initial acquisition of such asset. Such built-in gain tax is imposed at the highest regular corporate tax rate on the lesser of (i) the amount of gain recognized by the REIT at the time of the sale or disposition of such asset or (ii) the amount of such asset's built-in gains at the time the asset was acquired from the non-REIT C corporation. During the first quarter of 2006, the Company was subject to a built-in gains tax of $1.8 million in connection with the sale of Greenhouse, which, net of such tax and selling expenses, resulted in a gain of $4.8 million. During the quarter ended December 31, 2007, the Company recognized income of $257,000 related to a reduction of the $1.8 million of built-in gains tax previously recognized on the sale of Greenhouse. (See Note 6.)

(n) Derivative Financial Instruments/Hedging Activity

The Company hedges a portion of its interest rate risk through the use of derivative financial instruments, comprised of Swaps and Caps (collectively, "Hedging Instruments"). The Company accounts for Hedging Instruments in accordance with FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("FAS 133"), as amended by FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and FAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Company's Hedging Instruments are carried on the balance sheet at their fair value, as assets, if their fair value is positive, or as liabilities, if their fair value is negative. Since the Company's Hedging Instruments are designated as "cash flow hedges," the change in the fair value of any such instrument is recorded in other comprehensive income for hedges that qualify as an effective hedge and is transferred from other comprehensive income to earnings as the hedged liability affects earnings. The ineffective amount of all Hedging Instruments, if any, is recognized in earnings each quarter. To date, except for gains and losses realized on Swaps terminated early and deemed ineffective, the Company has not recognized any change in the value of its Hedging Instruments in earnings as a result of the hedge or a portion thereof being ineffective.

Upon entering into hedging transactions, the Company documents the relationship between the Hedging Instruments and the hedged liability. The Company also documents its risk-management policies, including objectives and strategies, as they relate to its hedging activities. The Company assesses, both at inception of a hedge and on an on-going basis, whether or not the hedge is "highly effective," as defined by FAS 133. The Company discontinues hedge accounting on a prospective basis and recognizes changes in the estimated fair value reflected in earnings when: (i) it is determined that the derivative is no longer effective in offsetting cash flows of a hedged item (including hedged items such as forecasted transactions); (ii) it is no longer probable that the forecasted transaction will occur; or (iii) it is determined that designating the derivative as a Hedging Instrument is no longer appropriate.

The Company utilizes Hedging Instruments to manage a portion of its interest rate risk and does not enter into derivative transactions for speculative or trading purposes. (See Note 5.)

Interest Rate Swaps

No cost is incurred by the Company at the inception of a Swap; however, in certain cases, the Company is required to pledge cash or securities equal to a specified percentage of the notional amount of the Swap to the counterparty as collateral. When the Company enters into a Swap, it agrees to pay a fixed rate of interest and to receive a variable interest rate, generally based on the London Interbank Offered Rate ("LIBOR"). The Company's Swaps are designated as cash flow hedges against the benchmark interest rate risk associated with its borrowings.

While the fair value of our Swaps are reflected in our consolidated balance sheets, the notional amounts are not. All changes in the value of Swaps are recorded in accumulated other comprehensive income. The estimated fair value of our Swaps approximates the amount at which our Swaps could be terminated with each of our Swap counterparties at the valuation date. Interest rate swap values are typically based upon their terms relative to the forward curve at the valuation date. In addition, we independently review the valuations we receive from our Swap counterparties for reasonableness relative to the forward curve to assure that the amount at which the Swap could be settled approximates its fair value. If it becomes probable that the forecasted transaction (which in this case refers to interest payments to be made under the Company's short-term borrowing agreements) will not occur by the end of the originally specified time period, as documented at the inception and throughout the term of the hedging relationship, then the related gain or loss in accumulated other comprehensive income would be recognized through earnings.

Realized gains and losses resulting from the early termination of a Swap are initially recorded in accumulated other comprehensive income, a component of stockholders' equity. The gain or loss from a terminated Swap remains in accumulated other comprehensive income until the forecasted interest payments affect earnings. However, if it is probable that the forecasted interest payments will not occur, then the entire gain or loss is recognized through earnings.

Interest Rate Caps

A one-time fee (i.e., a premium) is paid upon purchasing a Cap. Pursuant to the terms of a Cap, the Company will receive cash payments if the interest rate index specified in a Cap increases above the contractually specified level. Therefore, Caps have the effect of capping (i.e., limiting), the interest rate on a portion of the Company's borrowings, equal to the notional amount of the active Caps, to the rate specified in the Cap agreement.

In order for the Company's Caps to qualify for hedge accounting, upon entering into the Cap, the Company must anticipate that the hedge will be "highly effective," as defined by FAS 133, in limiting the Company's cost beyond the Cap threshold on its matching (on an aggregate basis) anticipated repurchase agreements during the active period of the Cap. Provided that the hedge remains effective, changes in the estimated fair value of the Caps are included in other comprehensive income. Upon commencement of the Cap active period, the premium paid to enter into the Cap is amortized to interest expense. The periodic amortization of Cap premiums are based on an allocation of the premium, determined at inception of the hedge, for the monthly components on an estimated fair value basis. Payments received in connection with Caps, if any, reduce interest expense. If it is determined that a Cap is not effective, the premium would be reduced and a corresponding charge made to interest expense for the ineffective portion of the Cap. The maximum cost related to the Company's Caps is limited to the premium paid to enter into the Cap. The Company had no Caps at December 31, 2007 and did not purchase any Caps during the three years ended December 31, 2007.

(o) Adoption of New Accounting Standards

FASB Statements and Interpretations

On January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48, among other things, prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's adoption of FIN 48 did not have an impact on the Company's financial statements.

Effective January 1, 2007, the Company adopted FAS No. 155, "Accounting for Certain Hybrid Instruments" ("FAS 155"), an amendment to FAS 133 and FAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 140"). Among other things, FAS 155: (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (ii) clarified which interest-only strips and principal-only strips are not subject to the requirements of FAS 133; (iii) established a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iv) clarified that concentrations of credit risk in the form of subordination are not embedded derivatives; and (v) amended FAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

Securitized interests which only contain an embedded derivative that is tied to the prepayment risk of the underlying prepayable financial assets and for which the investor does not control the right to accelerate the settlement of such financial assets are excluded under a scope exception adopted by the FASB. As a result of this scope exception, none of the Company's assets were subject to FAS 155. The Company continues to record changes in the market value of its investment securities through other comprehensive income. Therefore, the adoption of FAS 155 did not have any impact on the Company's financial statements. However, if future investments by the Company in securitized financial assets do not meet the scope exception to FAS 155, the Company's results of operations may exhibit future volatility if such investments are required to be bifurcated or marked to market value through the income statement.

(p) Recently Issued Accounting Standards

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 and, with respect to the Company, is to be applied prospectively. The Company does not expect that the adoption of FAS 157 beginning in the first quarter of 2008 will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. A decision to elect the fair value option for an eligible financial instrument, which can be made on an instrument by instrument basis, is irrevocable. The Company will adopt FAS 159 on January 1, 2008 on a prospective basis. The Company does not expect that the adoption of FAS 159 will have a material impact on its consolidated financial statements.

In April 2007, the FASB issued FIN No. 39-1, "Amendment of FASB Interpretation No. 39." ("FIN 39-1"). FIN 39-1 defines "right of setoff" and specifies what conditions must be met for a derivative contract to qualify for this right of setoff. FIN 39-1 also addresses the applicability of a right of setoff to derivative instruments and clarifies the circumstances in which it is appropriate to offset amounts recognized for those instruments in the balance sheet. In addition, FIN 39-1 permits offsetting of fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. FIN 39-1 is effective for the Company beginning January 1, 2008. The Company does not expect that the adoption of FIN 39-1 will have a material impact on its consolidated financial statements.

In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 07-01 "Clarification of the Scope of the Audit and Accounting Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP 07-1") which provides guidance for determining whether an entity is within the scope of the guidance in the AICPA Audit and Accounting Guide for Investment Companies. On February 6, 2008, the FASB decided to indefinitely defer the effective date of SOP 07-1.

(q) Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

3. Investment Securities

At December 31, 2007 and December 31, 2006, the Company's investment securities portfolio consisted primarily of pools of ARM-MBS, which were primarily comprised of Agency MBS and non-Agency MBS that were rated AAA by one or more of the Rating Agencies. The following tables present certain information about the Company's investment securities at December 31, 2007 and December 31, 2006.

	December 31, 2007							
(In Thousands)	Principal/ Current Face	Purchase Premiums	Purchase Discounts	MBS Amortized Cost *(1)*	Carrying Value/ Estimated Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gain/(Loss)
Agency MBS:								
Fannie Mae Certificates	$ 7,157,079	$ 91,610	$ (706)	$ 7,247,983	$ 7,287,111	$ 47,486	$ (8,358)	$ 39,128
Ginnie Mae Certificates	172,340	3,173	-	175,513	174,089	78	(1,502)	(1,424)
Freddie Mac Certificates	393,441	6,221	-	409,337	408,792	781	(1,326)	(545)
Non-Agency MBS: *(2)*								
Rated AAA	430,025	2,341	(987)	431,379	424,954	97	(6,522)	(6,425)
Rated AA+	1,413	-	-	1,413	1,392	-	(21)	(21)
Rated single A+	989	-	(3)	986	967	-	(19)	(19)
Rated BBB+	559	-	-	559	543	-	(16)	(16)
Rated BB and below	1,512	-	-	1,512	1,646	134	-	134
Unrated	2,968	-	-	2,968	1,689	35	(1,314)	(1,279)
Total MBS	$ 8,160,326	$ 103,345	$ (1,696)	$ 8,271,650	$ 8,301,183	$ 48,611	$ (19,078)	$ 29,533
Income notes, unrated:	1,935	-	(20)	1,915	1,614	-	(301)	(301)
Total	$ 8,162,261	$ 103,345	$ (1,716)	$ 8,273,565	$ 8,302,797	$ 48,611	$ (19,379)	$ 29,232

	December 31, 2006							
(In Thousands)	Principal/ Current Face	Purchase Premiums	Purchase Discounts	MBS Amortized Cost *(1)*	Carrying Value/ Estimated Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gain/(Loss)
Agency MBS:								
Fannie Mae Certificates	$ 5,421,923	$ 84,146	$ -	$ 5,506,189	$ 5,482,112	$ 2,116	$ (26,193)	$ (24,077)
Ginnie Mae Certificates	301,813	5,659	-	307,472	304,826	173	(2,819)	(2,646)
Freddie Mac Certificates	285,059	5,849	-	301,016	299,505	50	(1,561)	(1,511)
Non-Agency MBS: *(2)*								
Rated AAA	229,030	3,184	-	237,805	234,275	-	(3,530)	(3,530)
Rated AA	2,253	-	-	2,253	2,218	-	(35)	(35)
Rated single A & A-	3,041	-	(12)	3,029	3,014	-	(15)	(15)
Rated BBB and BBB-	9,024	-	(17)	9,007	8,972	-	(35)	(35)
Rated BB and below	2,150	-	(10)	2,140	2,255	115	-	115
Unrated	2,754	-	(2)	2,752	3,491	739	-	739
Total	$ 6,257,047	$ 98,838	$ (41)	$ 6,371,663	$ 6,340,668	$ 3,193	$ (34,188)	$ (30,995)

(1) Includes principal payments receivable, which is not included in the Principal/Current Face.

(2) Based upon ratings by Standard & Poor's.

Agency MBS: Although Agency MBS carry an implied AAA rating, Agency MBS are guaranteed as to principal and/or interest by a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. government, such as Ginnie Mae. The payment of principal and/or interest on Fannie Mae and Freddie Mac MBS is guaranteed by those respective agencies and the payment of principal and/or interest on Ginnie Mae MBS is backed by the full faith and credit of the U.S. government.

Non-Agency MBS: The Company's non-Agency MBS are certificates that are backed by pools of single-family mortgage loans, which are not guaranteed by the U.S. government, any federal agency or any federally chartered corporation. Non-Agency MBS may be rated from AAA to B by one or more of the Rating Agencies or may be unrated. The rating indicates the credit worthiness of the investment (i.e., the obligor's ability to meet its financial commitment on the obligation).

Other Investments: At December 31, 2007, the Company's other investment securities were comprised of income notes. Income notes are unrated securities collateralized by capital securities of a diversified pool of issuers, consisting primarily of depository institutions and insurance companies.

The Company monitors the performance and market value of its investment securities portfolio on an ongoing basis. At December 31, 2007, the Company had 184 securities, with an amortized cost of $1.037 billion and fair value of $1.023 billion, that had unrealized losses for 12 months or more. At December 31, 2007, these securities had gross unrealized losses of $14.2 million, of which $10.2 million was attributable to Agency MBS and $4.0 million was attributable to AAA rated MBS. The following table presents the gross unrealized losses and the estimated fair value of the Company's investment securities, aggregated by investment category or rating and length of time that such securities have been in a continuous unrealized loss position, at December 31, 2007.

	Unrealized Loss Position for:					
	Less than 12 Months		12 Months or more		Total	
(In Thousands)	Estimated Fair Value	Unrealized losses	Estimated Fair Value	Unrealized losses	Estimated Fair Value	Unrealized losses
Agency MBS:						
Fannie Mae	$ 231,974	$ 486	$ 681,538	$ 7,872	$ 913,512	$ 8,358
Ginnie Mae	29,650	81	128,590	1,421	158,240	1,502
Freddie Mac	115,235	393	55,004	933	170,239	1,326
Non-Agency MBS:						
Rated AAA	148,346	2,517	158,325	4,005	306,671	6,522
Rated AA	1,392	21	-	-	1,392	21
Rated A	967	19	-	-	967	19
Rated BBB & BBB-	543	16	-	-	543	16
Unrated MBS	1,639	1,314	-	-	1,639	1,314
Unrated other securities	1,614	301	-	-	1,614	301
Total temporarily impaired securities	$ 531,360	$ 5,148	$ 1,023,457	$ 14,231	$ 1,554,817	$ 19,379

At December 31, 2007, the Company determined that it had the intent and ability to continue to hold those investment securities on which it had unrealized losses until recovery of such unrealized losses or until maturity, such that the impairment of these securities was considered temporary. In making this determination, the Company considered that the decline in the value of Agency MBS to be primarily related to changes in market interest rates and spreads, as the receipt of par is guaranteed by the respective Agency MBS guarantor and that all of the non-Agency securities in an unrealized loss position at December 31, 2007 had maintained their rating. However, such assessment may change over time given, among other things, the dynamic nature of interest rate markets and other variables. Future sales or changes in the Company's assessment of its ability and/or intent to hold impaired investment securities until recovery or maturity could result in the Company recognizing other-than-temporary impairment charges or realized losses in the future.

The following table presents the impact of the Company's investment securities on the Company's other comprehensive income/(loss) for the years ended December 31, 2007, 2006 and 2005.

(In Thousands)	For the Year Ended December 31, 2007	2006	2005
Accumulated Other Comprehensive (Loss)/Income from investment securities:			
Unrealized loss on investment securities at beginning of year	$ **(30,995)**	$ (61,728)	$ (33,111)
Unrealized gain/(loss) on investment securities, net	**49,352**	6,165	(68,185)
Reclassification adjustment for net loss included in net income from MBS	**10,875**	24,568	39,568
Balance at the end of year	$ **29,232**	$ (30,995)	$ (61,728)

During the year ended December 31, 2007, the Company sold 32 MBS for $844.5 million, resulting in net losses of $21.8 million, comprised of gross losses of $22.1 million and gross gains of $350,000. During the year ended December 31, 2006, the Company sold 84 MBS for $1.844 billion, resulting in net realized losses of $23.1 million, comprised of gross losses of $25.2 million and gross gains of $2.1 million.

The following table presents components of interest income on the Company's MBS portfolio for the years ended December 31, 2007, 2006 and 2005.

(In Thousands)	December 31, 2007	2006	2005
Coupon interest on MBS	$ **407,705**	$ 247,845	$ 292,313
Premium amortization	**(27,745)**	(31,085)	(56,548)
Discount accretion	**210**	111	33
Interest income on MBS, net	$ **380,170**	$ 216,871	$ 235,798

The following table presents certain information about the Company's MBS that will reprice or amortize based on contractual terms, which do not consider prepayment assumptions, at December 31, 2007.

Months to Coupon Reset or Contractual Payment	December 31, 2007 Fair Value	% of Total	WAC *(1)*
(Dollars In Thousands)			
Within one month	$ 600,568	7.2%	6.55%
One to three months	67,114	0.8	6.11
Three to 12 Months	507,935	6.1	6.27
One to two years	47,412	0.6	5.35
Two to three years	133,941	1.6	5.86
Three to five years	3,034,622	36.6	6.11
Five to ten years	3,909,591	47.1	6.01
Total	$ 8,301,183	100.0%	6.10%

(1) "WAC" is the weighted average coupon rate on the Company's MBS, which is higher than the net yield that will be earned on such MBS. The net yield is primarily reduced by net premium amortization and the contractual delay in receiving payments, which delay varies by issuer.

The following table presents information about the Company's MBS pledged as collateral under repurchase agreements and in connection with Swaps at December 31, 2007.

	MBS Pledged Under Repurchase Agreements			MBS Pledged for Swaps			
MBS Pledged	Estimated Fair Value/ Carrying Value	Amortized Cost	Accrued Interest on Pledged MBS	Estimated Fair Value/ Carrying Value	Amortized Cost	Accrued Interest on Pledged Swaps	Total Fair Value of MBS Pledged and Accrued Interest
(In Thousands)							
Fannie Mae	$ 7,063,599	$ 7,023,674	$ 35,212	$ 65,270	$ 65,928	$ 360	$ 7,164,441
Freddie Mac	355,265	355,308	3,658	13,179	13,316	161	372,263
Ginnie Mae	132,350	133,533	652	1,459	1,451	8	134,469
Rated AAA	415,825	421,938	2,020	-	-	-	417,845
	$ 7,967,039	$ 7,934,453	$ 41,542	$ 79,908	$ 80,695	$ 529	$ 8,089,018

4. Interest Receivable

The following table presents the amounts of the Company's interest receivable by investment category at December 31, 2007 and 2006.

(In Thousands)	2007	2006
Agency MBS:		
Fannie Mae	$ 36,376	$ 27,592
Ginnie Mae	870	1,391
Freddie Mac	4,177	3,107
Non-Agency MBS:		
Rated AAA	2,070	1,053
Rated AA	7	9
Rated A & A-	5	6
Rated BBB and BBB-	3	18
Rated BB and below	6	5
Unrated MBS	1	1
Total MBS	$ 43,515	$ 33,182
Unrated other securities	3	-
Cash investments	92	-
Total interest receivable	$ 43,610	$ 33,182

5. Hedging Instruments

In connection with the Company's interest rate risk management process, the Company periodically hedges a portion of its interest rate risk by entering into derivative financial instrument contracts. At December 31, 2007, the Company's derivatives were comprised of Swaps, which had the effect of modifying the repricing characteristics of the Company's repurchase agreements and cash flows on such liabilities. The use of Hedging Instruments creates exposure to credit risk relating to potential losses that could be recognized in the event that the counterparties to these instruments fail to perform their obligations under the contracts. In addition, the Company is required to pledge assets as collateral for certain of its Swaps, which amount varies over time based on the market value, notional amount and remaining term of the Swap. The Company had MBS with a fair value of $79.9 million and $13.5 million pledged as collateral against its Swaps at December 31, 2007 and December 31, 2006, respectively, and had $4.5 million of cash (i.e., restricted cash) pledged against Swaps at December 31, 2007. In the event of a default by the counterparty, the Company may not receive payments provided for under the terms of its Hedging Instruments, and may have difficulty obtaining its assets pledged as collateral for Swaps.

The following table presents the impact of the Company's Hedging Instruments on the Company's other comprehensive income/(loss) for the years ended December 31, 2007, 2006 and 2005.

(In Thousands)	For the Year Ended December 31, 2007	2006	2005
Accumulated Other Comprehensive (Loss)/Income from Hedging Instruments:			
Balance at beginning of year	$ 602	$ 3,517	$ (1,989)
Unrealized (loss)/gain on Caps, net	(83)	(342)	2,735
Unrealized (loss)/gain on Swaps, net	(100,252)	(2,573)	2,771
Balance at the end of year	$ (99,733)	$ 602	$ 3,517

(a) Interest Rate Swaps

Swaps are used by the Company to lock in a fixed interest rate on a portion of its current and anticipated future repurchase agreements. During the year ended December 31, 2007, the Company terminated six Swaps with an aggregate notional amount of $305.2 million, resulting in net realized losses of $384,000. Correspondingly, the Company also satisfied the repurchase agreements that such Swaps hedged.

The following table presents the weighted average rate paid on Swaps, the weighted average rate received on Swaps and the impact of Swaps on the Company's interest expense for the years ended December 31, 2007, 2006 and 2005, respectively.

(Dollars In Thousands)	For the Year Ended December 31, 2007	2006	2005
Weighted average Swap rate paid	4.97%	4.31%	3.53%
Weighted average Swap rate received	5.20%	5.15%	3.57%
Net reduction to interest expense from Swaps	$ 6,507	$ 4,124	$ 108

At December 31, 2007, the Company's Swaps had a weighted average remaining term of 30 months. At December 31, 2007, the Company's Swaps extended a maximum of 85 months. The following table presents information about the Company's Swaps at December 31, 2007, all of which were active.

(Dollars In Thousands)	Notional Amount	Weighted Average Fixed Pay Swap Rate	Estimated Fair Value/Carrying Value	Gross Unrealized Gains	Gross Unrealized (Losses)
Currently Active	$ 4,627,560	4.83%	$ (99,733)	$ 103	$ (99,836)

(b) Interest Rate Caps

Caps are designated by the Company as cash flow hedges against interest rate risk associated with the Company's existing and forecasted repurchase agreements. When the 30-day LIBOR increases above the rate specified in the Cap Agreement during the effective term of the Cap, the Company receives monthly payments from its Cap counterparty. The Company had no Caps at December 31, 2007.

The following table presents the impact of Caps on the Company's interest expense for the years ended December 31, 2007, 2006 and 2005, respectively.

(In Thousands)	For Year Ended December 31, 2007	2006	2005
Premium amortization on Caps	$ 278	$ 1,700	$ 1,578
Payments earned on Caps	(327)	(2,807)	(316)
Net (reduction)/increase on interest expense related to Caps	$ (49)	$ (1,107)	$ 1,262

6. Real Estate and Discontinued Operations

(a) Real Estate

The Company's investment in real estate at December 31, 2007 and December 31, 2006 was comprised of an indirect 100% ownership interest in Lealand, a 191-unit apartment property located in Lawrenceville, Georgia. The following table presents the summary of assets and liabilities of Lealand at December 31, 2007 and December 31, 2006.

(In Thousands)	December 31, 2007	December 31, 2006
Real Estate Assets and Liabilities:		
Land and buildings, net of accumulated depreciation	**$ 11,611**	$ 11,789
Cash	**26**	126
Prepaid and other assets	**260**	146
Mortgages payable *(1)*	**(9,462)**	(9,606)
Accrued interest and other payables	**(256)**	(122)
Real estate assets, net	**$ 2,179**	$ 2,333

(1) The mortgage collateralized by Lealand is non-recourse, subject to customary non-recourse exceptions, which generally means that the lender's final source of repayment in the event of default is foreclosure of the property securing such loan. At December 31, 2007 and December 31, 2006, the mortgage had a fixed interest rate of 6.87%, which contractually matures on February 1, 2011 and is subject to a penalty if prepaid. The Company has made loans to Lealand to fund operations, and at December 31, 2007 and 2006, Lealand owed the Company $185,000 and $120,000, respectively for such loans. This loan and the related interest accounts are eliminated in consolidation.

The following table presents the summary results of operations for Lealand, for the years ended December 31, 2007, 2006 and 2005.

(In Thousands)	December 31, 2007	2006	2005
Revenue from operations of real estate	**$ 1,638**	$ 1,556	$ 1,460
Mortgage interest expense	**(664)**	(675)	(682)
Other real estate operating expense	**(1,100)**	(942)	(991)
Loss from real estate operations, net	**$ (126)**	$ (61)	$ (213)

(b) Discontinued Operations

The Company's discontinued operations reflect the operating results for Cameron and Greenhouse, each indirectly owned by the Company through wholly-owned subsidiaries, which were sold during 2006. The sale of these properties resulted in the Company realizing a net gain of $4.4 million, net of a built-in gains tax of $1.8 million incurred upon the sale of one property and selling costs. In addition, mortgage prepayment penalties of $712,000 were incurred upon the satisfaction of the mortgages secured by these properties. During the quarter ended December 31, 2007, the Company recognized income of $257,000 related to a reduction of the built-in gains tax previously recognized on the sale of Greenhouse. The historical results of operations for both Cameron and Greenhouse, which are neither individually nor in the aggregate material to the Company, have been reclassified and reported as a net component of discontinued operations.

7. Repurchase Agreements

The Company's repurchase agreements are collateralized by the Company's MBS and typically bear interest at rates that are LIBOR-based. At December 31, 2007, the Company's repurchase agreements had a weighted average remaining contractual maturity of approximately five months and an effective repricing period of 23 months with the impact of related Swap hedges. At December 31, 2006, the Company's repurchase agreements had a weighted average remaining contractual maturity of 11 months and an effective repricing period of 15 months with the impact of related Swap hedges.

The following table presents contractual repricing information about the Company's repurchase agreements, which does not reflect the impact of related derivative hedges, at December 31, 2007 and December 31, 2006.

Maturity *(1)*	December 31, 2007 Balance	December 31, 2007 Weighted Average Interest Rate	December 31, 2006 Balance	December 31, 2006 Weighted Average Interest Rate
(Dollars In Thousands)				
Within 30 days	$ 4,435,676	5.05%	$ 2,848,300	5.30%
30 days to 3 months	1,225,502	4.96	1,017,900	5.10
Over 3 months to 6 months	417,900	5.20	37,200	3.98
Over 6 months to 12 months	-	-	-	-
Over 12 months to 24 months	1,162,935	5.22	1,505,311	5.16
Over 24 months to 36 months	75,901	4.94	314,000	5.33
Over 36 months	208,100	4.67	-	-
	$ 7,526,014	5.06%	$ 5,722,711	5.22%

(1) Swaps, which are not reflected in the table, in effect modify the repricing period and rate paid on the Company's repurchase agreements. (See Note 5.)

The following table presents information about the Company's MBS that are pledged as collateral under repurchase agreements based upon the term to maturity of the repurchase agreements at December 31, 2007.

MBS Collateral	Fair Value of Collateral	Term to Contractual Maturity on Repurchase Agreement: Up to 30 Days	30 to 90 Days	Over 90 Days	Total
(In Thousands)					
Agency MBS	$ 7,551,214	$ 4,083,634	$ 1,199,186	$ 1,864,836	$ 7,147,656
AAA Rated	415,825	352,042	26,316	-	378,358
	$ 7,967,039	$ 4,435,676	$ 1,225,502	$ 1,864,836	$ 7,526,014

8. Commitments and Contingencies

Lease Commitments and Contingencies

The Company pays monthly rent pursuant to two separate operating leases. The Company's lease for its corporate headquarters extends through April 30, 2017 and provides for aggregate cash payments ranging from approximately $1.1 million to $1.4 million per year, exclusive of escalation charges and landlord incentives. In connection with this lease, the Company established a $350,000 irrevocable standby letter of credit in lieu of lease security for the benefit of the landlord through April 30, 2017. The letter of credit may be drawn upon by the landlord in the event that the Company defaults under certain terms of the lease. In addition, at December 31, 2007, the Company had a lease through December 2011 for its off-site back-up facilities located in Rockville Centre, New York, which provides for, among other things, rent of approximately $27,000 per year.

At December 31, 2007, the contractual minimum rental payments (exclusive of possible rent escalation charges and normal recurring charges for maintenance, insurance and taxes) were as follows:

Year Ended December 31,	Minimum Rental Payments
(Dollars In Thousands)	
2008	$ 1,069
2009	1,079
2010	1,099
2011	1,115
2012	1,183
Thereafter	6,158
	$ 11,703

9. Stockholders' Equity

(a) Dividends on Preferred Stock

At December 31, 2007, the Company had issued and outstanding 3.8 million shares of Series A preferred stock, with a par value $0.01 per share and a liquidation preference of $25.00 per share. The Company's preferred stock, which is redeemable at $25.00 per share plus accrued and unpaid dividends (whether or not declared) exclusively at the Company's option commencing on April 27, 2009 (subject to the Company's right under limited circumstances to redeem the preferred stock prior to that date in order to preserve its qualification as a REIT), is senior to the Company's common stock with respect to dividends and distributions. The preferred stock must be paid a dividend at a rate of 8.50% per year on the $25.00 liquidation preference before our common stock is entitled to receive any dividends and is senior to our common stock with respect to distributions upon liquidation, dissolution or winding up. The preferred stock generally does not have any voting rights, subject to an exception in the event Company's fails to pay dividends on the preferred stock for six or more quarterly periods (whether or not consecutive). Under such circumstances, the preferred stock will be entitled to vote to elect two additional directors to the Board, until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the preferred stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of preferred stock. Through December 31, 2007, the Company had declared and paid all required quarterly dividends on the preferred stock.

The following table presents dividends declared by the Company on its preferred stock, for each of the three years ended December 31, 2007, 2006 and 2005.

Year	Declaration Date	Record Date	Payment Date	Cash Dividend Per Share
2007	**February 16, 2007**	**March 1, 2007**	**March 30, 2007**	**$ 0.53125**
	May 21, 2007	**June 1, 2007**	**June 29, 2007**	**0.53125**
	August 24, 2007	**September 4, 2007**	**September 28, 2007**	**0.53125**
	November 21, 2007	**December 3, 2007**	**December 31, 2007**	**0.53125**
2006	February 17, 2006	March 1, 2006	March 31, 2006	$ 0.53125
	May 19, 2006	June 1, 2006	June 30, 2006	0.53125
	August 21, 2006	September 1, 2006	September 29, 2006	0.53125
	November 20, 2006	December 1, 2006	December 29, 2006	0.53125
2005	February 18, 2005	March 1, 2005	March 31, 2005	$ 0.53125
	May 20, 2005	June 1, 2005	June 30, 2005	0.53125
	August 19, 2005	September 1, 2005	September 30, 2005	0.53125
	November 18, 2005	December 1, 2005	December 30, 2005	0.53125

(b) Dividends on Common Stock

The Company typically declares quarterly cash dividends on its common stock in the month following the close of each fiscal quarter, except that dividends for the fourth quarter of each year are declared in that quarter for tax reasons related to its REIT status.

The following table presents cash dividends declared by the Company on its common stock during each of the three years ended December 31, 2007, 2006 and 2005.

Year	Declaration Date	Record Date	Payment Date	Dividend Per Share
2007	**April 3, 2007**	**April 13, 2007**	**April 30, 2007**	**$ 0.080**
	July 2, 2007	**July 13, 2007**	**July 31, 2007**	**0.090**
	October 1, 2007	**October 12, 2007**	**October 31, 2007**	**0.100**
	December 13, 2007	**December 31, 2007**	**January 31, 2008**	**0.145**
2006	April 3, 2006	April 17, 2006	April 28, 2006	$ 0.050
	July 5, 2006	July 17, 2006	July 31, 2006	0.050
	October 2, 2006	October 13, 2006	October 31, 2006	0.050
	December 14, 2006	December 29, 2006	January 31, 2007	0.060
2005	April 1, 2005	April 12, 2005	April 29, 2005	$ 0.180
	July 1, 2005	July 12, 2005	July 29, 2005	0.125
	October 3, 2005	October 14, 2005	October 28, 2005	0.050
	December 15, 2005	December 27, 2005	January 31, 2006	0.050

In general, the Company's common stock dividends have been characterized as ordinary income to its stockholders for income tax purposes. However, a portion of the Company's common stock dividends may, from time to time, be characterized as capital gains or return of capital. For income tax purposes, for the years ended December 31, 2007, 2006 and 2005, all of the Company's common stock dividends were characterized as ordinary income to stockholders, and a portion of such dividends declared was treated as a dividend to stockholders in the subsequent year.

(c) Shelf Registrations

On October 19, 2007, the Company filed an automatic shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "1933 Act") with respect to an indeterminate amount of common stock, preferred stock, depositary shares representing preferred stock and/or warrants that may be sold by the Company from time to time pursuant to Rule 415 of the 1933 Act. Pursuant to Rule 462(e) of the 1933 Act, this registration statement became effective automatically upon filing with the SEC. On November 5, 2007, the Company filed a post-effective amendment to this automatic shelf registration statement, which became effective automatically upon filing with the SEC.

On December 17, 2004, the Company filed a registration statement on Form S-8 with the SEC under the 1933 Act for the purpose of registering additional common stock for issuance in connection with the exercise of awards under the Company's 2004 Equity Compensation Plan (the "2004 Plan"), which amended and restated the Company's Second Amended and Restated 1997 Stock Option Plan (the "1997 Plan"). This registration statement became effective automatically upon filing and, when combined with the previously registered, but unissued, portions of the Company's prior registration statements on Form S-8 relating to awards under the 1997 Plan, related to an aggregate of 3.3 million shares of common stock, of which 1.9 million shares remained available for issuance at December 31, 2007.

On December 17, 2004, the Company filed a shelf registration statement on Form S-3 with the SEC under the 1933 Act for the purpose of registering additional common stock for sale through the DRSPP. This shelf registration statement was declared effective by the SEC on January 4, 2005 and, when combined with the unused portion of the Company's previous DRSPP shelf registration statement, registered an aggregate of 10 million shares of common stock. At December 31, 2007, 8.5 million shares of common stock remained available for issuance pursuant to the DRSPP shelf registration statement.

(d) Public Offerings of Common Stock

On November 14, 2007, the Company completed a public offering of 17,250,000 shares of common stock, which included the exercise of the underwriters' over-allotment option in full, at a public offering price of $7.95 per share and received net proceeds of approximately $130.0 million after the payment of underwriting discounts and commissions and related expenses.

On October 5, 2007, the Company completed a public offering of 8,050,000 shares of common stock, which included the exercise of the underwriters' over-allotment option in full, at a public offering price of $7.90 per share and received net proceeds of approximately $60.2 million after the payment of underwriting discounts and commissions and related expenses.

On September 12, 2007, the Company completed a public offering of 12,650,000 shares of common stock, which included the exercise of the underwriters' over-allotment option in full, at a public offering price of $7.25 per share and received net proceeds of approximately $86.9 million after the payment of underwriting discounts and commissions and related expenses.

(e) DRSPP

Commencing in September 2003, the Company's DRSPP, which is designed to provide existing stockholders and new investors with a convenient and economical way to purchase shares of common stock (through the automatic reinvestment of dividends and/or optional monthly cash investments) became operational. During the quarter ended December 31, 2007, the Company issued 966,059 shares of common stock through the DRSPP raising net proceeds of $8.0 million. During the years ended December 31, 2007, 2006 and 2005, the Company issued 978,086, 3,509 and 368,702 shares of common stock through the DRSPP raising net proceeds of $8,067,213, $27,299 and $3,018,084, respectively. From the inception of the DRSPP through December 31, 2007, the Company issued 13,041,718 shares pursuant to the DRSPP raising net proceeds of $118.9 million.

(f) Controlled Equity Offering Program

On August 20, 2004, the Company initiated a controlled equity offering program (the "CEO Program") through which it may, from time to time, publicly offer and sell shares of common stock through Cantor Fitzgerald & Co. ("Cantor") in privately negotiated and/or at-the-market transactions. During the years ended December 31, 2007 and 2006, the Company issued 3,206,000 and 1,461,600 shares of common stock in at-the-market transactions through the CEO Program, raising net proceeds of $23,891,416 and $11,170,052, respectively. The Company did not issue any shares through the CEO Program during the year ended December 31, 2005. In connection with such transactions, the Company paid Cantor fees and commissions of $557,119 and $286,361 for the years ended December 31, 2007 and 2006, respectively. From inception of the CEO Program through December 31, 2007, the Company issued 6,500,815 shares of common stock in at-the-market transactions through such program raising net proceeds of $51,543,121 and, in connection with such transactions, paid Cantor fees and commissions of $1,263,421. Shares for the CEO Program are issued through the automatic shelf registration statement on Form S-3 filed on October 19, 2007.

(g) Stock Repurchase Program

On August 11, 2005, the Company announced the implementation of a stock repurchase program (the "Repurchase Program") to repurchase up to 4.0 million shares of its outstanding common stock. Subject to applicable securities laws, repurchases of common stock under the Repurchase Program are made at times and in amounts as the Company deems appropriate, using available cash resources. Shares of common stock repurchased by the Company under the Repurchase Program are cancelled and, until reissued by the Company, are deemed to be the authorized but unissued shares of the Company's common stock.

From inception of the Repurchase Program through December 31, 2007, the Company repurchased 3,191,200 shares of common stock at an average cost per share of $5.90. On May 2, 2006, the Company announced an increase in the size of the Repurchase Program, by an additional 3,191,200 shares of common stock, resetting the number of shares of common stock that the Company is authorized to repurchase to 4.0 million shares. At December 31, 2007, 4.0 million shares remained authorized for repurchase. The Repurchase Program may be suspended or discontinued by the Company at any time and without prior notice. The Company has not repurchased any shares of its common stock under the Repurchase Program since April 2006.

10. EPS Calculation

The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted EPS for the years ended December 31, 2007, 2006 and 2005.

(In Thousands, Except Per Share Amounts)	2007	2006	2005
Numerator:			
Net income to commons stockholders:			
Net income	$ 30,210	$ 8,758	$ 6,708
Net income/(loss) from discontinued operations	257	3,522	(86)
Net income from continuing operations	29,953	5,236	6,794
Dividends declared on preferred stock	(8,160)	(8,160)	(8,160)
Net (loss)/income to common stockholders from continuing operations for basic and diluted earnings per share	21,793	(2,924)	(1,366)
Net income/(loss) from discontinued operations	257	3,522	(86)
Net income/(loss) to common stockholders from continuing operations	$ 22,050	$ 598	$ (1,452)
Denominator:			
Weighted average common shares for basic earnings per share	90,610	79,526	82,025
Weighted average effect of dilutive employee stock options	30	29 *(1)*	-
Denominator for diluted earnings per share *(2)*	90,640	79,555	82,025
Basic and diluted net earnings (loss) per share:			
Continuing operations	$ 0.24	$ (0.03)	$ (0.02)
Discontinued operations	-	0.04	-
Total Basic and Diluted earnings per share	$ 0.24	$ 0.01	$ (0.02)

(1) For the year ended December 31, 2005, securities issuable pursuant to the exercise of the Company's common stock options that could potentially dilute basic earnings per share in the future are not included in the computation of diluted earnings per share because to have done so would have been anti-dilutive, as 2005 was a loss year.

(2) The impact of dilutive stock options is not included in the computation of earnings per share from continuing operations and discontinued operations for periods in which their inclusion would be anti-dilutive.

11. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss at December 31, 2007 and 2006 was as follows:

(In Thousands)	2007	2006
Available-for-sale Investment Securities:		
Unrealized gain	$ 48,611	$ 3,193
Unrealized (loss)	(19,379)	(34,188)
	29,232	(30,995)
Hedging Instruments:		
Unrealized (loss) gain on Swaps, net	(99,733)	519
Unrealized gain on Caps	-	83
	(99,733)	602
Accumulated other comprehensive (loss)	$ (70,501)	$ (30,393)

12. Equity Compensation, Employment Agreements and Other Benefit Plans

(a) 2004 Equity Compensation Plan

In accordance with the terms of the 2004 Plan, directors, officers and employees of the Company and any of its subsidiaries and other persons expected to provide significant services (of a type expressly approved by the Compensation Committee of the Board as covered services for these purposes) for the Company and any of its subsidiaries are eligible to receive grants of stock options ("Options"), restricted stock, RSUs, DERs and other stock-based awards under the 2004 Plan.

In general, subject to certain exceptions, stock-based awards relating to a maximum of 3.5 million shares of common stock may be granted under the 2004 Plan; forfeitures and/or awards that expire unexercised do not count towards such limit. At December 31, 2007, 1.9 million shares of common stock remained available for grant under the 2004 Plan. Subject to certain exceptions, a participant may not receive stock-based awards in excess of 500,000 shares of common stock in any one-year and no award may be granted to any person who, assuming exercise of all Options and payment of all awards held by such person, would own or be deemed to own more than 9.8% of the outstanding shares of the Company's capital stock. Unless previously terminated by the Board, awards may be granted under the 2004 Plan until the tenth anniversary of the date that the Company's stockholders approved such plan.

A DER is a right to receive, as specified by the Compensation Committee at the time of grant, a distribution equal to the dividend that would be paid on a share of common stock. DERs may be granted separately or together with other awards and are paid in cash or other consideration at such times, and in accordance with such rules, as the Compensation Committee shall determine in its discretion. Distributions are made with respect to vested DERs only to the extent of ordinary income and DERs are not entitled to distributions representing a return of capital. Payments made on the Company's DERs are charged to stockholders' equity when the corresponding common stock dividends are declared. The Company made DER payments, which were charged against stockholders' equity, of $445,000, $188,000 and $296,000, respectively, for the years ended December 31, 2007, 2006 and 2005. At December 31, 2007, the Company had 960,750 DERs outstanding, all of which were vested.

Options

Pursuant to Section 422(b) of the Code, in order for stock options granted under the 2004 Plan and vesting in any one calendar year to qualify as an incentive stock option ("ISO") for tax purposes, the market value of our common stock, as determined on the date of grant, shall not exceed $100,000 during a calendar year. The exercise price of an ISO may not be lower than 100% (110% in the case of an ISO granted to a 10% stockholder) of the fair market value of our common stock on the date of grant. The exercise price for any other type of Option so issued may not be less than the fair market value on the date of grant. Each Option is exercisable after the period or periods specified in the award agreement, which will generally not exceed ten years from the date of grant. Options will be exercisable at such times and subject to such terms set forth in the related Option award agreement, which terms are determined by the Compensation Committee. No Options were granted during the years ended December 31, 2007, 2006 and 2005. At December 31, 2007, all Options outstanding were vested and had a weighted average remaining contractual term of 3.5 years. As of December 31, 2007, the aggregate intrinsic value of total Options outstanding was $438,000.

The following table presents information about the Company's Options for the periods presented.

	2007		2006		2005	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year:	**962,000**	**$ 9.33**	962,000	$ 9.33	1,087,000	$ 9.34
Granted	-	-	-	-	-	-
Cancelled, forfeited or expired	-	-	-	-	(125,000)	9.38
Exercised	-	-	-	-	-	-
Outstanding at end of year	**962,000**	**$ 9.33**	962,000	$ 9.33	962,000	$ 9.33
Options exercisable at end of year	**962,000**	**$ 9.33**	949,500	$ 9.32	824,000	$ 9.18

Certain information about the Company's Options that were outstanding as of December 31, 2007 is set forth below:

Exercise Price or Price Range	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$ 4.88	100,000	$ 4.88	1.6
8.40	30,000	8.40	6.6
9.38	330,000	9.38	0.3
10.23 - 10.25	502,000	10.25	5.8
	962,000	$ 9.33	3.5

Restricted Stock

During the years ended December 31, 2007 and 2006, the Company issued 57,745 and 35,738 shares of restricted common stock, respectively. The Company did not grant or have outstanding any shares of restricted stock prior to 2006. At December 31, 2007 and 2006, the Company had unrecognized compensation expense of $200,000 and $84,000, respectively, related to the unvested shares of restricted common stock. The following table presents information about the Company's restricted stock awards for the periods presented:

	2007		2006	
	Shares of Restricted Stock	Weighted Average Price on Grant Date	Shares of Restricted Stock	Weighted Average Price on Grant Date
Outstanding at beginning of year:	35,738	$ 7.00	-	$ -
Granted *(1)*	57,745	8.23	35,738	7.00
Cancelled/forfeited	-	-	-	-
Outstanding at end of year	93,483	$ 7.76	35,738	$ 7.00
Shares vested at end of year	69,909	$ 7.47	24,917	$ 6.65

(1) Awards vested 25% upon grant, and vest 25% per year for each of the next three years on the grant date anniversary. Grants for which there is no substantial risk of forfeiture are considered vested at the time of grant.

Restricted Stock Units

During the year ended December 31, 2007, the Company granted an aggregate of 326,392 RSUs, with a corresponding number of DERs attached, to certain of its employees. RSUs, upon vesting, are settled in an equivalent number of shares of the Company's common stock. At December 31, 2007, all of the Company's RSUs outstanding were subject to cliff vesting on December 31, 2010 or earlier in the event of death or disability of the grantee or termination of an employee for any reason, other than "cause", as defined in the related RSU award agreement. RSUs are to be settled in shares of the Company's common stock on the earlier of a termination of service, a change in control or on January 1, 2013, as described in the related award agreement. At December 31, 2007, the Company had unrecognized compensation expense of $2.7 million related to the unvested RSUs.

The following table presents expenses recorded by the Company related to its equity based compensation instruments for the years ended December 31, 2007, 2006 and 2005.

	For the Year Ended December 31,		
(In Thousands)	2007	2006	2005
Options	$ (5)	$ (374)	$ (493)
Restricted shares of common stock	(359)	(165)	-
RSUs	(148)	-	-
	$ (512)	$ (539)	$ (493)

(b) Employment Agreements

The Company has an employment agreement with each of its five senior officers, with varying terms that provide for, among other things, base salary, bonuses and change-in-control provisions that are subject to the occurrence of certain triggering events.

(c) Deferred Compensation Plans

The Company administers the MFA Mortgage Investments, Inc. 2003 Non-employee Directors' Deferred Compensation Plan and the MFA Mortgage Investments, Inc. Senior Officers Deferred Bonus Plan (collectively, the "Deferred Plans"). Pursuant to the Deferred Plans, directors and senior officers of the Company may elect to defer a certain percentage of their compensation. The Deferred Plans are intended to provide non-employee Directors and senior officers of the Company with an opportunity to defer up to 100% of certain compensation, as defined in the Deferred Plans, while at the same time aligning their interests with the interests of the Company's stockholders. Amounts deferred are considered to be converted into "stock units" of the Company. Stock units do not represent stock of the Company, but rather represent a liability that increases or decreases in value as would equivalent shares of the Company's common stock. Deferred compensation liabilities are settled in cash at the termination of the deferral period, based on the value of the stock units at that time. The Deferred Plans are non-qualified plans under the Employee Retirement Income Security Act and, as such, are not funded. Prior to the time that the deferred accounts are settled, participants are unsecured creditors of the Company. Effective January 1, 2007, the Board resolved to suspend indefinitely the directors' ability to defer additional compensation under the MFA Mortgage Investments, Inc. 2003 Non-employee Directors' Deferred Compensation Plan.

The following table presents the aggregate amount of income deferred by participants of the Deferred Plans through December 31, 2007 and 2006 the Company's associated liability under such plans based on the market value of the Company's liability for its obligations under Deferred Plans at such dates.

	December 31, 2007		December 31, 2006	
(In Thousands)	Cumulative Deferred Income	Liability Under Deferred Plans	Cumulative Deferred Income	Liability Under Deferred Plans
Directors' deferred	$ 551	$ 745	$ 551	$ 594
Officers' deferred	282	348	282	277
	$ 833	$ 1,093	$ 833	$ 871

(d) Savings Plan

The Company sponsors a tax-qualified employee savings plan (the "Savings Plan"), in accordance with Section 401(k) of the Code. Subject to certain restrictions, all of the Company's employees are eligible to make tax deferred contributions to the Savings Plan subject to limitations under applicable law. Participant's accounts are self-directed and the Company bears the costs of administering the Savings Plan. The Company matches 100% of the first 3% of eligible compensation deferred by employees and 50% of the next 2%, subject to a maximum as provided by the Code. The Company has elected to operate the Savings Plan under applicable safe harbor provisions of the Code, whereby among other things, the Company must make contributions for all participating employees and all matches contributed by the Company immediately vest 100%. For the years ended December 31, 2007, 2006 and 2005 the Company recognized expenses for matching contributions of $92,000, $78,000 and $77,000, respectively.

13. Estimated Fair Value of Financial Instruments

FAS No. 107 "Disclosures about Fair Value of Financial Instruments" defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The relevance and reliability of the estimates of fair values presented are limited, given the dynamic nature of market conditions, assumptions made in calculating certain estimates of fair values and other factors over time. The following table presents the carrying value and estimated fair value of the Company's financial instruments, at December 31, 2007 and 2006.

	2007		2006	
(In Thousands)	**Carrying Value**	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Financial Assets:				
Cash and cash equivalents	**$ 234,410**	**$ 234,410**	$ 47,200	$ 47,200
Restricted cash	**4,517**	**4,517**	-	-
Investment securities	**8,302,797**	**8,302,797**	6,340,668	6,340,668
Hedging assets	**103**	**103**	2,773	2,773
Financial Liabilities:				
Repurchase agreements	**7,526,014**	**7,548,968**	5,722,711	5,717,381
Real estate mortgages	**9,462**	**9,812**	9,606	10,268
Hedging liabilities	**99,836**	**99,836**	1,893	1,893

The following methods and assumptions were used by the Company in arriving at the estimated fair value of its financial instruments presented in the above table:

Investment Securities: Reflects prices obtained from a third-party pricing service or, if pricing is not available for a particular security from such pricing service, the average of broker quotes received for such security is used to determine the estimated fair value of such security.

Cash and Cash Equivalents and Restricted Cash: Estimated fair value approximates the carrying value of such assets.

Repurchase agreements: Reflects the present value of the contractual cash flow discounted at LIBOR quoted at the valuation date, for the term closest to the weighted average term to maturity of the aggregate repurchase agreements.

Real Estate Mortgages: Reflects the contractual cash flows of the mortgage discounted at a market interest rate that the Company would expect to pay, if such mortgage obligation, based on the remaining terms, were financed at the valuation date.

Hedging Assets and Liabilities: The fair value of Hedging Instruments is based on each instrument's terms relative to the forward curve at the valuation date, which approximates the amount at which such instruments could be settled with each respective hedging counterparty.

Commitments: Commitments to purchase securities are derived by applying the fees currently charged to enter into similar agreements, taking into account remaining terms of the agreements and the present credit worthiness of the counterparties. The Company did not have any commitments to purchase MBS at December 31, 2007. The securities committed to be purchased at December 31, 2006 would have been offered at substantially the same price and under substantially the same terms as those committed to be purchased at such date; therefore, the estimated fair value of the Company's purchase commitments was zero at December 31, 2006.

14. Summary of Quarterly Results of Operations (Unaudited)

(In Thousands, Except Per Share Amounts)	2007 Quarter Ended March 31	June 30	September 30	December 31
Interest income	$ 84,795	$ 91,026	$ 96,716	$ 112,284
Interest expense	(72,260)	(78,348)	(81,816)	(88,881)
Net interest income	12,535	12,678	14,900	23,403
Gain (loss) on sale of MBS, net *(1)*	3	(116)	(22,027)	347
Gain (loss) on early termination of Swaps	-	176	(560)	-
Other income	528	522	508	502
Operating and other expenses	(3,216)	(3,082)	(3,511)	(3,637)
Income (loss) from continuing operations	9,850	10,178	(10,690)	20,615
Income (loss) from discontinued operations	-	-	257	-
Net income (loss) before preferred dividends	9,850	10,178	(10,433)	20,615
Preferred stock dividends	(2,040)	(2,040)	(2,040)	(2,040)
Net Income (Loss) to Common Stockholders	$ 7,810	$ 8,138	$ (12,473)	$ 18,575
Per Share:				
Earnings (loss) from continuing operations - basic and diluted	$ 0.10	$ 0.10	$ (0.15)	$ 0.16
Earnings (loss) from discontinued operations - basic and diluted	$ -	$ -	$ -	$ -
Earnings (loss) per share - basic and diluted	$ 0.10	$ 0.10	$ (0.15)	$ 0.16

(In Thousands, Except Per Share Amounts)	2006 Quarter Ended March 31	June 30	September 30	December 31
Interest income	$ 53,995	$ 46,185	$ 47,532	$ 71,480
Interest expense	(42,785)	(38,818)	(38,205)	(62,114)
Net interest income	11,210	7,367	9,327	9,366
Gain (loss) on sale of MBS, net *(2)*	1,597	(24,746)	36	-
Other income	621	593	533	517
Operating and other expenses	(3,093)	(2,891)	(2,818)	(2,383)
Income (loss) from continuing operations	10,335	(19,677)	7,078	7,500
Income (loss) from discontinued operations	4,628	(56)	(1)	(1,049)
Net income (loss) before preferred dividends	14,963	(19,733)	7,077	6,451
Preferred stock dividends	(2,040)	(2,040)	(2,040)	(2,040)
Net Income (Loss) to Common Stockholders	$ 12,923	$ (21,773)	$ 5,037	$ 4,411
Per Share:				
Earnings (loss) from continuing operations - basic and diluted	$ 0.10	$ (0.27)	$ 0.06	$ 0.07
Earnings (loss) from discontinued operations - basic and diluted	$ 0.06	$ -	$ -	$ (0.01)
Earnings (loss) per share - basic and diluted	$ 0.16	$ (0.27)	$ 0.06	$ 0.06

(1) Primarily in the third quarter of 2007, we selectively sold certain of our MBS. These sales were primarily made pursuant to the Company's strategy to reduce its asset base by selling higher duration and lower yielding ARM-MBS.

(2) During 2006, the Company sold approximately $1.844 billion of MBS, realizing net losses of $23.1 million, comprised of gross losses of $25.2 million and gross gains of $2.1 million. These sales were primarily made pursuant to the Company's strategy to reduce its asset base by selling higher duration and lower yielding ARM-MBS.

15. Subsequent Events

(a) CEO Program

On January 7, 2008, the Company entered into a Sales Agreement (the "Agreement") with Cantor, as sales agent. In accordance with the terms of the Agreement, the Company may offer and sell up to 12,500,000 shares of common stock, par value $0.01 per share (the "Shares") from time to time through Cantor. Sales of the Shares, if any, may be made in privately negotiated transactions and/or any other method permitted by law, including, but not limited to, sales at other than a fixed price made on or through the facilities of the New York Stock Exchange, or sales made to or through a market maker or through an electronic communications network, or in any other manner that may be deemed to be an "at-the-market offering" as defined in Rule 415 of the 1933 Act. Cantor will make all sales on a best efforts basis using commercially reasonable efforts consistent with its normal trading and sales practices on mutually agreed terms between the Company and Cantor.

(b) Issuance of Common Stock

On January 23, 2008, the Company completed a public offering of 28,750,000 shares of common stock, which included the exercise of the underwriters' over-allotment option in full, at a public offering price of $9.25 per share and received net proceeds of approximately $253.0 million after the payment of underwriting discounts and commissions and related expenses.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

A review and evaluation was performed by the Company's management, including the Company's Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such terms are defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("1934 Act")) as of the end of the period covered by this annual report on Form 10-K. Based on that review and evaluation, the CEO and CFO have concluded that the Company's current disclosure controls and procedures, as designed and implemented, were effective.

Management Report On Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the 1934 Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, the Company's management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Based on its assessment, the Company's management believes that, as of December 31, 2007, the Company's internal control over financial reporting was effective based on those criteria. There have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company's independent auditors, Ernst & Young LLP, have issued an attestation report on the effectiveness of the Company's internal control over financial reporting. This report appears on page 67 of this annual report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of
MFA Mortgage Investments, Inc.

We have audited MFA Mortgage Investments, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO" criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MFA Mortgage Investments, Inc. maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MFA Mortgage Investments, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2007, and our report dated February 12, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
February 12, 2008

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information regarding the Company's directors and certain other matters required by Item 401 of Regulation S-K is incorporated herein by reference to the Company's proxy statement, relating to its 2008 annual meeting of stockholders to be held on May 21, 2008 (the "Proxy Statement"), to be filed with the SEC within 120 days after December 31, 2007.

The information regarding the Company's executive officers required by Item 401 of Regulation S-K appears under Item 4A of this annual report on Form 10-K.

The information regarding compliance with Section 16(a) of the 1934 Act required by Item 405 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2007.

The information regarding the Company's Code of Business Conduct and Ethics required by Item 406 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2007.

The information regarding certain matters pertaining to the Company's corporate governance required by Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2007.

Item 11. Executive Compensation.

The information regarding executive compensation and other compensation related matters required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The tables on equity compensation plan information and beneficial ownership of the Company required by Items 201(d) and 403 of Regulation S-K are incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2007.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information regarding transactions with related persons, promoters and certain control persons and director independence required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2007.

Item 14. Principal Accountant Fees and Services.

The information concerning principal accounting fees and services and the Audit Committee's pre-approval policies and procedures required by Item 14 is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2007.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Documents filed as part of the report
The following documents are filed as part of this annual report on Form 10-K:

Financial Statements. The consolidated financial statements of the Company, together with the independent registered public accounting firm's report thereon, are set forth on pages 36 through 66 of this annual report on Form 10-K and are incorporated herein by reference.

Schedules to Financial Statements.

(b) Exhibits required by Item 601 of Regulation S-K
3.1 Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 of the Form 8-K, dated April 10, 1998, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

3.2 Articles of Amendment to the Amended and Restated Articles of Incorporation of the Registrant, dated August 5, 2002 (incorporated herein by reference to Exhibit 3.1 of the Form 8-K, dated August 13, 2002, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

3.3 Articles of Amendment to the Amended and Restated Articles of Incorporation of the Registrant, dated August 13, 2002 (incorporated herein by reference to Exhibit 3.3 of the Form 10-Q, for the quarter ended December 31, 2002, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

3.4 Articles Supplementary of the Registrant, dated April 22, 2004, designating the Registrant's 8.50% Series A Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 3.4 of the Form 8-A, dated April 23, 2004, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

3.5 Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 of the Form 8-K, dated August 13, 2002, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

4.1 Specimen of Common Stock Certificate of the Registrant (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form S-4, dated February 12, 1998, filed by the Registrant pursuant to the 1933 Act (Commission File No. 333-46179)).

4.2 Specimen of Stock certificate representing the 8.50% Series A Cumulative Redeemable Preferred Stock of the Registrant (incorporated herein by reference to Exhibit 4 of the Form 8-A, dated April 23, 2004, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

10.1 Amended and Restated Employment Agreement of Stewart Zimmerman, dated as of April 16, 2006 (incorporated herein by reference to Exhibit 10.1 of the Form 8-K, dated April 25, 2006, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

10.2 Amended and Restated Employment Agreement of William S. Gorin, dated as of April 16, 2006 (incorporated herein by reference to Exhibit 10.3 of the Form 8-K, dated April 25, 2006, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

10.3 Amended and Restated Employment Agreement of Ronald A. Freydberg, dated as of April 16, 2006 (incorporated herein by reference to Exhibit 10.2 of the Form 8-K, dated April 25, 2006, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

10.4 Amended and Restated Employment Agreement of Teresa D. Covello, dated as of January 1, 2008 (incorporated herein by reference to Exhibit 10.2 of the Form 8-K, dated January 2, 2008, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

10.5 Amended and Restated Employment Agreement of Timothy W. Korth II, dated as of January 1, 2008 (incorporated herein by reference to Exhibit 10.1 of the Form 8-K, dated January 2, 2008, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

10.6 2004 Equity Compensation Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 of the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3, dated July 21, 2004, filed by the Registrant pursuant to the 1933 Act (Commission File No. 333-106606)).

10.7 MFA Mortgage Investments, Inc. Senior Officers Deferred Compensation Plan, adopted December 19, 2002 (incorporated herein by reference to Exhibit 10.7 of the Form 10-K, dated December 31, 2002, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

10.8 MFA Mortgage Investments, Inc. 2003 Non-Employee Directors Deferred Compensation Plan, adopted December 19, 2002 (incorporated herein by reference to Exhibit 10.8 of the Form 10-K, dated December 31, 2002, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

10.9 Form of Incentive Stock Option Award Agreement relating to the Registrant's 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.9 of the Form 10-Q, dated December 31, 2004, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

10.10 Form of Non-Qualified Stock Option Award Agreement relating to the Registrant's 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.10 of the Form 10-Q, dated December 31, 2004, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

10.11 Form of Restricted Stock Award Agreement relating to the Registrant's 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.11 of the Form 10-Q, dated December 31, 2004, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

10.12 Form of Phantom Share Award Agreement relating to the Registrant's 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 99.1 of the Form 8-K, dated October 23, 2007, filed by the Registrant pursuant to the 1934 Act (Commission File No. 1-13991)).

12.1 Computation of Ratio of Assets to Equity.

12.2 Computation of Ratio of Debt to Equity.

23.1 Consent of Ernst & Young LLP.

31.1 Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(c) Financial Statement Schedules required by Regulation S-X

Financial statement schedules have been omitted because they are not applicable or the required information is presented in the consolidated financial statements and/or in the notes to consolidated financial statements filed in response to Item 8 of this annual report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFA Mortgage Investments, Inc.

Date: February 13, 2008

By /s/ Stewart Zimmerman
Stewart Zimmerman
Chief Executive Officer and President

Date: February 13, 2008

By /s/ William S. Gorin
William S. Gorin
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Date: February 13, 2008

By /s/ Teresa D. Covello
Teresa D. Covello
Senior Vice President and
Chief Accounting Officer
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: February 13, 2008

By /s/ Stewart Zimmerman
Stewart Zimmerman
Chairman, President and
Chief Executive Officer

Date: February 13, 2008

By /s/ Stephen R. Blank
Stephen R. Blank
Director

Date: February 13, 2008

By /s/ Edison C. Buchanan
Edison C. Buchanan
Director

Date: February 13, 2008

By /s/ Michael L. Dahir
Michael L. Dahir
Director

Date: February 13, 2008

By /s/ Alan Gosule
Alan Gosule
Director

Date: February 13, 2008

By /s/ George Krauss
George Krauss
Director

STOCK PERFORMANCE GRAPH

The following graph and table provide a comparison of the cumulative total stockholder return on MFA's common stock, the Standard & Poor's 500 Stock Index, the Bloomberg REIT Mortgage Index (or BBG REIT Index) and a custom mortgage-REIT peer group for the period from December 31, 2002 to December 31, 2007. In determining the returns, it is assumed that $100 was invested in MFA's common stock and each of the three other indices on December 31, 2002 and that all dividends were reinvested.


$200
$150
$100
$50
$0
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
MFA Mortgage Investments, Inc.
Standard & Poor's 500 Index
Mortgage REIT Peer Group Index
BBG REIT Mortgage Index

	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/30/2006	12/31/2007
MFA Mortgage Investments, Inc.	$100.00	$130.08	$130.56	$ 89.62	$124.63	$157.80
Standard & Poor's 500 Index	$100.00	$128.68	$142.69	$149.70	$173.34	$182.87
BBG REIT Mortgage Index	$100.00	$134.52	$172.11	$143.82	$172.75	$ 93.67
Mortgage REIT Peer Group Index[1]	$100.00	$111.13	$122.61	$ 76.21	$ 99.02	$105.84

[1] The Mortgage REIT Peer Group is comprised of Annaly Mortgage Management, Inc., Anworth Mortgage Asset Corporation, Luminent Mortgage Capital, Inc. and Bimini Capital Management, Inc. (formerly known as Opteum Inc. and Bimini Mortgage Management, Inc.). The Company has elected to change, on a going forward basis, its peer group because it believes that the companies comprising the BBG REIT Index, a recognized index, is more reflective of the Company's business and, therefore, provides a more meaningful comparison of relative stock performance.

The information in the stock performance graph and table has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness can be guaranteed. There can be no assurance that MFA's share performance will continue in the future with trends the same or similar to those depicted in the graph or the table above. Accordingly, MFA will not make or endorse any predictions as to future stock performance.

The stock performance graph and table shall not be deemed, under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, to be (i) "soliciting material" or "filed" or (ii) incorporated by reference by any general statement into any filing made by MFA with the Securities and Exchange Commission, except to the extent that MFA specifically incorporates such stock performance graph and table by reference.

MFA

MORTGAGE INVESTMENTS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 21, 2008

To the Stockholders of MFA Mortgage Investments, Inc.:

The 2008 Annual Meeting of Stockholders (the "Annual Meeting") of MFA Mortgage Investments, Inc., a Maryland corporation ("MFA" or the "Company"), will be held at The New York Palace Hotel, 455 Madison Avenue, New York, New York, on Wednesday, May 21, 2008, at 10:00 a.m., New York City time, for the following purposes:

(1) To elect two directors to serve on MFA's Board of Directors (the "Board") until MFA's 2011 Annual Meeting of Stockholders and until their successors are duly elected and qualify;

(2) To ratify the appointment of Ernst & Young LLP as MFA's independent registered public accounting firm for the fiscal year ending December 31, 2008; and

(3) To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

The close of business on March 25, 2008 has been fixed by the Board as the record date for the determination of the stockholders entitled to notice of, and to vote at, the Annual Meeting or any postponements or adjournments thereof.

We hope that all stockholders who can do so will attend the Annual Meeting in person. Whether or not you plan to attend, in order to assure proper representation of your shares at the Annual Meeting, we urge you to submit your proxy voting instructions to MFA by using our dedicated internet voting website, our toll-free telephone number or, if you prefer, the mail. By submitting your proxy voting instructions promptly, either by internet, telephone or mail, you can help MFA avoid the expense of follow-up mailings to ensure the presence of a quorum at the Annual Meeting. If you attend the Annual Meeting, you may, if so desired, revoke your prior proxy voting instructions and vote your shares in person.

In order to submit proxy voting instructions prior to the Annual Meeting, you have the option of authorizing your proxy (a) through the internet at www.proxyvote.com and following the instructions described on the Notice of Access previously mailed to you or on your proxy card, (b) by toll-free telephone at 1-800-690-6903 and following the instructions described on the Notice of Access previously mailed to you or on your proxy card or (c) by completing, signing and dating your proxy card and returning it promptly in the postage-prepaid envelope provided.

Your proxy is being solicited by the Board. The Board recommends that you vote in favor of the proposed items.

By Order of the Board

Timothy W. Korth
General Counsel, Senior Vice President – Business Development and Corporate Secretary

New York, New York
April 8, 2008

MFA

MORTGAGE INVESTMENTS, INC.

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 21, 2008

This Proxy Statement is being furnished to stockholders in connection with the solicitation of proxies by and on behalf of the Board of Directors (the "Board") of MFA Mortgage Investments, Inc., a Maryland corporation ("MFA," the "Company," "we," "our" or "us"), for use at MFA's 2008 Annual Meeting of Stockholders (the "Annual Meeting") to be held at The New York Palace Hotel, 455 Madison Avenue, New York, New York, on Wednesday, May 21, 2008, at 10:00 a.m., New York City time, or at any postponements or adjournments thereof.

In order to submit proxy voting instructions prior to the Annual Meeting, stockholders have the option to authorize their proxy by internet, telephone or mail. Stockholders are requested to vote their shares of our common stock, par value $0.01 per share (the "Common Stock"), by proxy at the Annual Meeting by using the dedicated internet voting website or toll-free telephone number provided for this purpose. Alternatively, stockholders may authorize their proxy by completing, signing and dating their proxy card and returning it in the postage-prepaid envelope provided. Specific instructions regarding the internet and telephone voting options are described on the Notice of Access previously mailed to you and on your proxy card. Stockholders who authorize their proxy by using the internet or telephone voting options do not need to also return a proxy card.

Shares of Common Stock represented by properly submitted proxies received by us prior to the Annual Meeting will be voted according to the instructions specified on such proxies. Any stockholder submitting a proxy retains the power to revoke such proxy at any time prior to its exercise at the Annual Meeting by (i) delivering prior to the Annual Meeting a written notice of revocation to Timothy W. Korth, our General Counsel, Senior Vice President — Business Development and Corporate Secretary, at MFA Mortgage Investments, Inc., 350 Park Avenue, 21st Floor, New York, New York 10022, (ii) submitting a later dated proxy or (iii) voting in person at the Annual Meeting. Attending the Annual Meeting will not automatically revoke a stockholder's previously submitted proxy unless such stockholder votes in person at the Annual Meeting. If a proxy is properly completed, submitted without specifying any instructions thereon and not revoked prior to the Annual Meeting, the shares of Common Stock represented by such proxy will be voted **FOR** the election of the directors to serve on the Board until our 2011 Annual Meeting of Stockholders and until their successors are duly elected and qualify and **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2008. As to any other business which may properly come before the Annual Meeting, the persons named as proxy holders on your proxy card will vote the shares of Common Stock represented by properly voted proxies in their discretion.

This Proxy Statement, the Notice of Annual Meeting of Stockholders and the related proxy card are first being sent to stockholders on or about April 8, 2008.

ANNUAL REPORT

This Proxy Statement is accompanied by our Annual Report to Stockholders for the year ended December 31, 2007, including financial statements audited by Ernst & Young LLP, our independent registered public accounting firm, and their report thereon, dated February 12, 2008.

VOTING SECURITIES AND RECORD DATE

Stockholders will be entitled to one vote for each share of Common Stock held of record at the close of business on March 25, 2008 (the "Record Date") with respect to (i) the election of the two directors to serve on the Board until our 2011 Annual Meeting of Stockholders and until their successors are duly elected and qualify, (ii) the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2008 and (iii) any other proposal for stockholder action that may properly come before the Annual Meeting or any postponements or adjournments thereof. Abstentions and broker non-votes are each included in the determination of the number of shares present at the Annual Meeting for the purpose of determining whether a quorum is present. A broker non-vote occurs when a nominee holding shares for a beneficial owner (i.e., a broker) does not vote on a particular proposal because such nominee does not have discretionary voting power for that particular matter and has not received instructions from the beneficial owner. The election of directors and the ratification of the appointment of our independent registered public accounting firm are proposals for which brokers do have discretionary voting authority. Abstentions and broker non-votes will have no effect on the election of directors or the ratification of the appointment of Ernst & Young LLP.

The presence, in person or by proxy, of holders of Common Stock entitled to cast a majority of all the votes entitled to be cast at the Annual Meeting shall constitute a quorum. The disposition of business scheduled to come before the Annual Meeting, assuming a quorum is present, will require the following affirmative votes: (i) for the election of directors, a plurality of the votes cast at the Annual Meeting and (ii) for the ratification of the appointment of our independent registered public accounting firm, a majority of the votes cast on the proposal.

As of the Record Date, we had issued and outstanding 151,674,249 shares of Common Stock.

1. ELECTION OF DIRECTORS

Board of Directors

In accordance with our Charter and Bylaws, the Board is currently comprised of seven directors, Stewart Zimmerman, Stephen R. Blank, James A. Brodsky, Edison C. Buchanan, Michael L. Dahir, Alan L. Gosule and George H. Krauss, and is divided into three classes, with Messrs. Blank and Buchanan constituting the Class I directors, Messrs. Dahir and Krauss constituting the Class II directors and Messrs. Zimmerman, Brodsky and Gosule constituting the Class III directors. One class of directors is elected at each annual meeting of our stockholders for a term of three years. Each director holds office until his successor has been duly elected and qualified or the director's earlier resignation, death or removal. The term of the Board's Class I directors expires at the Annual Meeting. The terms of the other two classes of directors expire at MFA's 2009 Annual Meeting of Stockholders (Class II directors) and MFA's 2010 Annual Meeting of Stockholders (Class III directors).

Upon the recommendation of the Nominating and Corporate Governance Committee of the Board, Messrs. Blank and Buchanan have been nominated by the Board to stand for re-election as Class I directors by the stockholders at the Annual Meeting to serve until our 2011 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified. It is intended that the shares of Common Stock represented by properly submitted proxies will be voted by the persons named therein as proxy holders **FOR** the election of Messrs. Blank and Buchanan as Class I directors, unless otherwise instructed. If the candidacy of Messrs. Blank and Buchanan should, for any reason, be withdrawn prior to the Annual Meeting, the proxies will be voted by the proxy holders in favor of such substituted candidates (if any) as shall be nominated by the Board. The Board has no reason to believe that, if elected, Messrs. Blank and Buchanan will be unable or unwilling to serve as Class I directors.

Nominees for Election as Class I Directors

The following information is furnished regarding the nominees for election as Class I directors by the holders of Common Stock.

Stephen R. Blank, 62, has served as a director of MFA since 2002. Since 1998, Mr. Blank has been Senior Resident Fellow, Finance, at the Urban Land Institute ("ULI"), a non-profit education and research institute which studies land use and real estate developmental policy. Prior to joining ULI, Mr. Blank served from 1993 to 1998 as Managing Director – Real Estate Investment Banking of CIBC Oppenheimer Corp. From 1989 to 1993, Mr. Blank was Managing Director of the Real Estate Corporate Finance Department of Cushman & Wakefield, Inc. From 1979 to 1989, Mr. Blank served as Managing Director – Real Estate Investment Banking of Kidder, Peabody & Co. From 1973 to 1979, Mr. Blank was employed by Bache & Co., Incorporated as Vice President, Direct Investment Group. Mr. Blank also serves as a member of the board of trustees of Ramco-Gershenson Properties Trust.

Edison C. Buchanan, 53, has served as a director of MFA since 2004. Since 2001, Mr. Buchanan has been Corporate Advisor at The Trust for Public Land, a non-profit land conservation organization. In 2000, Mr. Buchanan served as Managing Director and Head of the Domestic Real Estate Investment Banking Group of Credit Suisse First Boston. From 1997 to 2000, he was a Managing Director in the Real Estate Investment Banking Group at Morgan Stanley. From 1981 to 1997, Mr. Buchanan was a Managing Director of various groups in the Investment Banking Division at Dean Witter Reynolds, Inc. Mr. Buchanan also serves as a member of the board of directors of Pioneer Natural Resources Company and as Chairman of the board of directors of The Commonweal Conservancy.

The Board recommends a vote FOR the election of Messrs. Blank and Buchanan as Class I directors. Proxies solicited by the Board will be voted FOR Messrs. Blank and Buchanan, unless otherwise instructed.

Continuing Class II Directors

The following information is furnished regarding our Class II directors (who will continue to serve on the Board until our 2009 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified).

Michael L. Dahir, 59, has served as a director of MFA since 1998. Since 1988, Mr. Dahir has been the Chairman and Chief Executive Officer of Omaha State Bank in Omaha, Nebraska. From 1974 to 1988, Mr. Dahir held various positions with Omaha National Bank, including Senior Vice President and head of the Commercial Banking Services division, and was also Senior Vice President and Chief Financial Officer of the bank's parent company, FirsTier Holding Company. Mr. Dahir is a non-practicing certified public accountant. Mr. Dahir is Chairman of the Jesuit Partnership Council of Omaha, serves on the board and executive committee of Catholic Charities and is a member of the board of directors of Legatus International.

George H. Krauss, 66, has served as a director of MFA since 1997. Mr. Krauss has been a consultant to The Burlington Capital Group, LLC (formerly known as America First Companies, L.L.C.) ("Burlington") since 1997. From 1972 to 1997, Mr. Krauss practiced law with Kutak Rock LLP, serving as such firm's managing partner from 1983 to 1993, and continues to be Of Counsel to such firm. Mr. Krauss has extensive experience in corporate, mergers and acquisitions and regulatory matters. In addition to his legal education, Mr. Krauss has a Masters of Business Administration and is a registered Professional Engineer. Mr. Krauss currently serves as a member of the board of directors of InfoUSA, Inc. and as a member of the board of managers of Burlington.

Continuing Class III Directors

The following information is furnished regarding our Class III directors (who will continue to serve on the Board until our 2010 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified).

Stewart Zimmerman, 63, has served as our Chief Executive Officer, President and as a director since 1997 and was appointed Chairman of the Board in March 2003. From 1989 through 1997, he initially served as a consultant to The America First Companies and became Executive Vice President of America First Companies, L.L.C. ("America First"). During this time, he held the following positions: President and Chief Operating Officer of America First REIT, Inc. and President of several America First mortgage funds, including America First Participating/Preferred Equity Mortgage Fund, America First PREP Fund 2, America First PREP Fund II Pension Series Limited Partnership, Capital Source L.P., Capital Source II L.P., America First Tax Exempt Mortgage Fund Limited Partnership and America First Tax Exempt Fund 2 Limited Partnership. Prior to 1989, Mr. Zimmerman held various positions with other financial-related companies, including Security Pacific Merchant Bank, EF Hutton & Company, Inc., Lehman Brothers, Bankers Trust Company and Zenith Mortgage Company.

James A. Brodsky, 62, has served as a director of MFA since 2004. Mr. Brodsky is a partner in, and a founding member of, the law firm of Weiner Brodsky Sidman Kider PC in Washington, D.C. and has practiced law with that firm and its predecessor since 1977. Mr. Brodsky provides legal advice and business counsel to publicly traded and privately held national and regional single-family residential mortgage lenders on secondary mortgage market transactions (including those involving Fannie Mae, Freddie Mac, Ginnie Mae and investment banks), mergers and acquisitions, asset purchases and sales, mortgage compliance issues, and strategic business initiatives. Prior to 1977, Mr. Brodsky was a Deputy Assistant Secretary with the U.S. Department of Housing and Urban Development. He also serves as general counsel of the National Reverse Mortgage Lenders Association and is Co-Founder and Chairman of the Open Door Housing Fund (a revolving fund resource for the preservation and re-development of affordable housing in the Washington, D.C. area).

Alan L. Gosule, 67, has served as a director of MFA since 2001. Mr. Gosule is a partner in the law firm of Clifford Chance US LLP ("Clifford Chance") in New York, New York and has practiced law with such firm and its predecessor since 1991. From 2002 to August 2005, he served as the Regional Head of Clifford Chance's Real Estate Department for the Americas and, prior to 2002, was the Regional Head of such firm's Tax, Pension and Employment Department for the Americas. Prior to 1991, Mr. Gosule practiced law with the firm of Gaston & Snow, where he was a member of such firm's Management Committee and the Chairman of the Tax Department. Mr. Gosule also serves as a member of the board of directors of Home Properties, Inc. and F.L. Putnam Investment Management Company.

In accordance with our Charter and Bylaws, vacancies occurring on the Board as a result of (i) the removal from office, resignation, retirement, death or disqualification of a director may be filled by either our stockholders or a majority of the remaining directors and (ii) an increase in the number of directors serving on the Board may be filled by either our stockholders or a majority of the entire Board.

There is no familial relationship among any of the members of our Board or executive officers, except that Ronald A. Freydberg, our Executive Vice President and Chief Portfolio Officer, and William S. Gorin, our Executive Vice President and Chief Financial Officer, are brothers-in-law.

2. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008. Ernst & Young LLP has audited our financial statements since the 2003 fiscal year. The Board is requesting that our stockholders ratify this appointment of Ernst & Young LLP.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm. However, the Board is submitting the appointment of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. In the event that ratification of this appointment of independent registered public accounting firm is not approved at the Annual Meeting, the Audit Committee will review its future selection of independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of us and our stockholders.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will be provided with an opportunity to make a statement if so desired and to respond to appropriate inquiries from stockholders.

Independent Registered Public Accounting Firm Fees

The following table summarizes the aggregate fees (including related expenses) billed to us for professional services provided by Ernst & Young LLP for the fiscal years ended December 31, 2007 and 2006.

	Fiscal Year Ended December 31,	
	2007	2006
Audit Fees[(1)]	$ 743,500	$ 653,477
Audit-Related Fees[(2)]	—	—
Tax Fees[(3)]	23,000	30,800
All Other Fees[(4)]	—	—
Total	$ 766,500	$ 684,277

(1) Both 2007 and 2006 Audit Fees include: (i) the audit of the consolidated financial statements included in our annual report on Form 10-K and services attendant to, or required by, statute or regulation; (ii) reviews of the interim consolidated financial statements included in our quarterly reports on Form 10-Q; (iii) comfort letters, consents and other services related to Securities and Exchange Commission ("SEC") and other regulatory filings; and (iv) accounting consultation attendant to the audit. Audit Fees for (a) 2007 also include the audit of the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, and (b) 2006 also include the audit of management's assessment on the effectiveness of our internal control over financial reporting and the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

(2) There were no Audit-Related Fees incurred in 2007 or 2006.

(3) Tax Fees include tax compliance, tax planning, tax advisory and related tax services.

(4) There were no other professional services rendered by Ernst & Young LLP in 2007 or 2006.

All audit, tax and other services provided to us were reviewed and pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

The Board recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2008. Proxies solicited by the Board will be voted FOR this ratification, unless otherwise instructed.

BOARD AND COMMITTEE MATTERS

Board of Directors

The Board is responsible for overseeing our affairs. The Board conducts its business through meetings and actions taken by written consent in lieu of meetings. During the year ended December 31, 2007, the Board held seven meetings and acted 10 times by written consent in lieu of a meeting. Each of our directors attended at least 75% of the meetings of the Board and of the Board's committees on which they served during 2007. All directors serving on the Board attended our 2007 Annual Meeting of Stockholders. The Board's policy, as set forth in our Corporate Governance Guidelines (the "Guidelines"), is to encourage and promote the attendance by each director at all scheduled meetings of the Board and all meetings of our stockholders.

Committees of the Board

The Board has four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Capital Advisory Committee.

Audit Committee. Stephen R. Blank (Chairman), Edison C. Buchanan and Michael L. Dahir are currently the members of the Audit Committee. The Board has determined that all of the members of the Audit Committee are independent as required by the New York Stock Exchange ("NYSE") listing standards, SEC rules governing the qualifications of audit committee members, the Guidelines, the Independence Standards (as defined below) and the written charter of the Audit Committee. The Board has also determined, based upon its qualitative assessment of their relevant levels of knowledge and business experience (see "Election of Directors" in this Proxy Statement for a description of their respective backgrounds and experience), that Messrs. Blank and Dahir qualify as "audit committee financial experts" for purposes of, and as defined by, SEC rules and have the requisite accounting or related financial management expertise required by NYSE listing standards. In addition, the Board has determined that all of the members of the Audit Committee are financially literate as required by the NYSE listing standards. The Audit Committee, which met eight times during 2007, is responsible for, among other things, engaging our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of their audit engagement, approving professional services to be provided by the independent registered public accounting firm, reviewing the independence of the auditors, considering the range of audit and non-audit fees, reviewing the adequacy of our internal controls, accounting and reporting practices and assessing the quality and integrity of our consolidated financial statements. In accordance with its written charter, the Audit Committee has a policy requiring that the terms of all auditing and non-auditing services to be provided by our independent registered public accounting firm be pre-approved by the Audit Committee. The Audit Committee also reviews and evaluates the scope of all non-auditing services to be provided by our independent registered public accounting firm in order to confirm that such services are permitted by the rules and/or regulations of the NYSE, the SEC, the Financial Accounting Standards Board or other similar governing bodies. The specific responsibilities of the Audit Committee are set forth in its written charter, which is available for viewing on our website at www.mfa-reit.com.

Compensation Committee. James A. Brodsky (Chairman), Stephen R. Blank and George H. Krauss are currently the members of the Compensation Committee. The Board has determined that all of the members of the Compensation Committee are independent as required by NYSE listing standards, the Guidelines, the Independence Standards and the written charter of the Compensation Committee. The Compensation Committee, which met four times and acted three times by written consent during 2007, is responsible for, among other things, overseeing the approval, administration and evaluation of MFA's compensation plans, policies and programs and reviewing the compensation of our directors and executive officers. The specific responsibilities of the Compensation Committee are set forth in its written charter, which is available for viewing on our website at www.mfa-reit.com.

Nominating and Corporate Governance Committee. Michael L. Dahir (Chairman), James A. Brodsky and George H. Krauss are currently the members of the Nominating and Corporate Governance Committee. The Board has determined that all of the members of the Nominating and Corporate Governance Committee are independent as required by NYSE listing standards, the Guidelines, the Independence Standards and the written charter of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee, which met four times during 2007, is responsible for, among other things, assisting the Board in identifying individuals qualified to become Board members, recommending to the Board the director nominees to be elected at each annual meeting of our stockholders, recommending to the Board the director nominees to serve on each of the Board's committees, developing and recommending to the Board the corporate governance principles and guidelines applicable to us and directing the Board in an annual review of its performance. The specific responsibilities of the Nominating and Corporate Governance Committee are set forth in its written charter, which is available for viewing on our website at www.mfa-reit.com.

Capital Advisory Committee. Stewart Zimmerman (Chairman), Edison C. Buchanan, Alan L. Gosule and George H. Krauss are currently the members of the Capital Advisory Committee. The Capital Advisory Committee, which met three times during 2007, is responsible for, among other things, overseeing our compliance with our investment strategy and other capital and financial operating policies.

We will provide the written charters of the Audit Committee, Compensation Committee and/or Nominating and Corporate Governance Committee, free of charge, to stockholders who request them. Requests should be directed to Timothy W. Korth, our General Counsel, Senior Vice President – Business Development and Corporate Secretary, at MFA Mortgage Investments, Inc., 350 Park Avenue, 21st floor, New York, New York 10022.

Report of the Audit Committee

The Audit Committee of the Board has furnished the following report for the 2007 fiscal year.

The Audit Committee is responsible for monitoring the integrity of our consolidated financial statements, our system of internal controls, our risk management, the qualifications, independence and performance of our independent registered public accounting firm and our compliance with related legal and regulatory requirements. The Audit Committee has the sole authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace our independent registered public accounting firm. The Audit Committee operates under a written charter adopted by the Board.

Management is primarily responsible for our financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and for the report on our internal control over financial reporting. Ernst & Young LLP, our independent registered public accounting firm, is responsible for performing an independent audit of (i) our annual consolidated financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States and (ii) our internal control over financial reporting and expressing an opinion with respect thereto. The Audit Committee's responsibility is to oversee and review the financial reporting process and to review and discuss management's report on our internal control over financial reporting. The Audit Committee is not, however, professionally engaged in the practice of accounting or auditing and does not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or accounting principles generally accepted in the United States or as to auditor independence. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by our management and our independent registered public accounting firm.

The Audit Committee held eight meetings during 2007. The meetings were designed, among other things, to facilitate and encourage communication among the Audit Committee, management, Ernst & Young LLP, our independent registered public accounting firm, and Grant Thornton LLP, our internal auditing firm.

The Audit Committee reviewed and discussed our ongoing compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including the Public Company Accounting Oversight Board's ("PCAOB") Auditing Standard No. 2 regarding the audit of internal control over financial reporting. The Audit Committee discussed with Ernst & Young LLP and Grant Thornton LLP the overall scope and plans for their respective audits. The Audit Committee reviewed reports and memoranda prepared by Ernst & Young LLP and Grant Thornton LLP with respect to their respective audits of our internal control over financial reporting. The Audit Committee met with Ernst & Young LLP and Grant Thornton LLP, with and without management present, to discuss the results of their examinations and their evaluations of our internal controls.

The Audit Committee reviewed and discussed the audited consolidated financial statements for the fiscal year ended December 31, 2007, and the related report prepared by Ernst & Young LLP, with management and Ernst & Young LLP. The Audit Committee also reviewed and discussed with management, Ernst & Young LLP and Grant Thornton LLP management's annual report on our internal control over financial reporting. The Audit Committee discussed with management and Ernst & Young LLP the process used to support certifications by our Chief Executive Officer and Chief Financial Officer that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany our periodic filings with the SEC and the processes used to support management's annual report on our internal control over financial reporting. As a result of these discussions, the Audit Committee believes that we maintain an effective system of accounting controls that allows us to prepare consolidated financial statements that fairly present our financial position and results of our operations. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

The Audit Committee reviewed and discussed with Ernst & Young LLP their 2007 Audit Plan for MFA and their proposed implementation of this plan. The Audit Committee also discussed with Ernst & Young LLP matters that independent accounting firms must discuss with audit committees under generally accepted auditing standards and standards of the PCAOB, including, among other things, matters related to the conduct of the audit of our consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees), which included a discussion of Ernst & Young LLP's judgments about the quality (not just the acceptability) of our accounting principles as applied to financial reporting.

The Audit Committee also discussed with Ernst & Young LLP their independence from us. Ernst & Young LLP provided to the Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and represented that it is independent from us. When considering the independence of Ernst & Young LLP, the Audit Committee considered if services they provided to us beyond those rendered in connection with their audit of MFA's consolidated financial statements, reviews of our interim condensed consolidated financial statements included in our quarterly reports on Form 10-Q and the attestation of management's report on internal control over financial reporting were compatible with maintaining their independence. The Audit Committee also reviewed, among other things, the tax services performed by, and the amount of fees paid for such services to, Ernst & Young LLP. The Audit Committee received regular updates on the amount of fees and scope of audit and tax services provided.

Based on the Audit Committee's review and these meetings, discussions and reports, and subject to the limitations on the Audit Committee's role and responsibilities referred to above and in its written charter, the Audit Committee recommended to the Board that our audited consolidated financial statements for the fiscal year ended December 31, 2007 be included in our annual report on Form 10-K filed with the SEC. The Audit Committee has also appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008 and is presenting this selection to our stockholders for ratification.

Stephen R. Blank, Chairman
Edison C. Buchanan
Michael L. Dahir

The foregoing Report of the Audit Committee shall not be deemed under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be (i) "soliciting material" or "filed" or (ii) incorporated by reference by any general statement into any filing made by us with the SEC, except to the extent that we specifically incorporate such report by reference.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Effective January 1, 2007, the Board modified the compensation package to be paid to our non-employee directors. Beginning in 2007, we started paying, on a semi-annual basis in 50% increments on the last business day of May and November in each year, (i) an annual board fee to our non-employee directors of $60,000 per year; (ii) an annual chair fee to the non-employee director acting as the Chairman of the Audit Committee of $12,500 per year; and (iii) an annual chair fee to the non-employee directors acting as the Chairmen of each of the Compensation Committee and the Nominating and Corporate Governance Committee of $7,500 per year. In addition, the Board approved, pursuant to our 2004 Equity Compensation Plan, an annual grant of equity compensation to our non-employee directors consisting of 2,500 restricted shares of Common Stock ("Restricted Shares"), which shares by their terms must be retained by the non-employee directors and, subject to certain exceptions, may not be sold or otherwise transferred until six months after the non-employee director's termination of service with us. In accordance with the terms of this modified compensation package, these Restricted Shares are granted to our non-employee directors on a semi-annual basis in 50% increments on the last business day of May and November in each year. Effective January 1, 2007, the Board also suspended any further participation by our non-employee directors in our Amended and Restated 2003 Non-Employee Directors' Deferred Compensation Plan (the "Non-Employee Directors Plan"), prior to which participants were allowed to elect to defer receipt of 50% or 100% of their annual board fee and 100% of their meetings fees and, if applicable, annual chair fees.

Pursuant to the terms approved by the Board, on January 2, 2007, we made our first payment under this modified compensation package to our non-employee directors in an amount equal to 50% of the increase in their respective annual board and chair fees over the then-current board and chair fees paid to them in May of 2006 and, in addition thereto, awarded to each non-employee director 1,250 Restricted Shares. Accordingly, during 2007, we paid an annual board fee to our non-employee directors of $70,000. In addition, during 2007, we paid (i) an annual chair fee to the non-employee director acting as the Chairman of the Audit Committee of $13,750 and (ii) an annual chair fee to the non-employee directors acting as the Chairmen of each of the Compensation Committee and the Nominating and Corporate Governance Committee of $8,750. Each non-employee director also received, as equity compensation, a grant of 3,750 Restricted Shares during 2007.

The following table summarizes the annual compensation received by our non-employee directors for the year ended December 31, 2007.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Total ($)
Stephen R. Blank	$ 83,750	$ 29,988	$ 413	$ 114,151
James A. Brodsky	78,750	29,988	413	109,151
Edison C. Buchanan	70,000	29,988	413	100,401
Michael L. Dahir	78,750	29,988	825	109,563
Alan L. Gosule	70,000	29,988	413	100,401
George H. Krauss	70,000	29,988	25,163	125,151

(1) Amounts in this column represent annual board fees and annual chair fees paid to non-employee directors for service in 2007.

(2) Amounts in this column represent compensation costs recognized by us in 2007 for awards of Restricted Shares based upon the fair value as of the grant dates of such awards determined pursuant to FAS No. 123R "Share-Based Payment" ("FAS 123R").

(3) Amounts in this column represent aggregate distributions paid on dividend equivalent rights ("DERs"), which represent the right to receive a distribution on each DER equal to the cash dividend paid on a share of Common Stock, attached to outstanding non-qualified stock options ("NQSOs") during 2007.

Non-employee directors are also eligible to receive grants of NQSOs, restricted stock, phantom units and DERs under our 2004 Equity Compensation Plan. We reimburse all non-employee directors for travel and other expenses incurred in connection with attending Board, committee and stockholder meetings and other Company-sponsored events and/or related to their activities on our behalf. In addition, we provide all non-employee directors with up to $500,000 of accidental death and dismemberment insurance while traveling to or attending Board, committee and stockholder meetings and other Company-sponsored events. Directors who are also our employees are not entitled to receive additional compensation for serving on the Board.

CORPORATE GOVERNANCE

Role of the Board

Pursuant to our Charter, Bylaws and the Maryland General Corporation Law, our business, assets and affairs are managed by our Chief Executive Officer and other executive officers under the direction and oversight of the Board. The Board has the responsibility for establishing broad corporate policies and for our overall performance and direction, but is not involved in our day-to-day operations. Members of the Board keep informed of our business by participating in meetings of the Board and its committees, by reviewing analyses, reports and other materials provided to them and through discussions with our Chief Executive Officer and other executive officers.

Director Independence

The Guidelines provide that a majority of the directors serving on the Board must be independent as required by NYSE listing standards. In addition, as permitted under the Guidelines, the Board has also adopted certain additional categorical standards (the "Independence Standards") to assist it in making determinations with respect to the independence of directors. Based upon its review of all relevant facts and circumstances, the Board has affirmatively determined that five of our seven current directors, Stephen R. Blank, James A. Brodsky, Edison C. Buchanan, Michael L. Dahir and George H. Krauss, qualify as independent directors under NYSE listing standards and the Independence Standards. In determining that Mr. Krauss qualified as an independent director under the NYSE listing standards and the Independence Standards, the Board took into consideration in making its determination that (i) on January 31, 2006, Retirement Centers Corporation, our wholly-owned subsidiary, sold through an arms-length negotiated transaction, which was the result of a competitive third-party bidding process, all of its indirect interest in The Greenhouse, a 128-unit multi-family apartment property located in Omaha, Nebraska, to America First Apartment Investors, Inc. ("AFAI"), a company for which Mr. Krauss then served on the board of directors and was a stockholder, for $15.2 million, (ii) during 2007, 2006 and 2005, we paid property management fees of $38,485, $96,000 and $143,000, respectively, to a property manager that was a wholly-owned subsidiary of AFAI, and (iii) during 2006, we, through an indirect wholly-owned subsidiary, earned fees of $38,000 for sub-advisory services provided to AFAI in connection with the management of its mortgage-backed securities portfolio and, during 2005, earned fees of $50,000 for sub-advisory services provided to the external advisor of AFAI, a wholly-owned subsidiary of the predecessor company of Burlington (an entity in which Mr. Krauss directly and indirectly beneficially owned approximately 17% and for which he served on the board of managers and was a consultant), in connection with AFAI's mortgage-backed securities portfolio. In connection with making this determination, the Board specifically noted that (a) Mr. Krauss recused himself from all Board discussions and deliberations relating to the sale of The Greenhouse to AFAI and did not participate in the decision to approve such transaction, (b) neither the amount of property management fees paid to the property manager in 2007, 2006 or 2005 nor the sub-advisory fees earned by us in 2006 or 2005 were considered to be material to us on a consolidated basis, (c) our property management arrangement with AFAI was terminated in September 2007 and (d) our sub-advisory arrangement with AFAI was effectively terminated in 2006. The Independence Standards are available for viewing on our website at www.mfa-reit.com.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to our directors, executive officers and employees. The Code of Conduct was designed to assist directors, executive officers and employees in complying with the law, in resolving moral and ethical issues that may arise and in complying with our policies and procedures. Among the areas addressed by the Code of Conduct are compliance with applicable laws, conflicts of interest, use and protection of our assets, confidentiality, communications with the public, internal accounting controls, improper influence of audits, records retention, fair dealing, discrimination and harassment, and health and safety. The Board's Nominating and Corporate Governance Committee is responsible for assessing and periodically reviewing the adequacy of the Code of Conduct and will recommend, as appropriate, proposed changes to the Board. The Code of Conduct is available for viewing on our website at www.mfa-reit.com. We will also provide the Code of Conduct, free of charge, to stockholders who request it. Requests should be directed to Timothy W. Korth, our General Counsel, Senior Vice President – Business Development and Corporate Secretary, at MFA Mortgage Investments, Inc., 350 Park Avenue, 21st floor, New York, New York 10022.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that address significant issues of corporate governance and set forth procedures by which the Board carries out its responsibilities. Among the areas addressed by the Guidelines are Board composition, Board functions and responsibilities, Board committees, director qualification standards, access to management and independent advisors, director compensation, management succession, director orientation and continuing education and Board and committee performance evaluations. The Board's Nominating and Corporate Governance Committee is responsible for assessing and periodically reviewing the adequacy of the Guidelines and will recommend, as appropriate, proposed changes to the Board. The Guidelines are available for viewing on our website at www.mfa-reit.com. We will also provide the Guidelines, free of charge, to stockholders who request them. Requests should be directed to Timothy W. Korth, our General Counsel, Senior Vice President – Business Development and Corporate Secretary, at MFA Mortgage Investments, Inc., 350 Park Avenue, 21st floor, New York, New York 10022.

Review and Approval of Transactions with Related Persons

The Board has adopted written policies and procedures for review, approval and monitoring of transactions involving us and "related persons" (directors and executive officers or their immediate family members, or stockholders owning 5% or greater of our outstanding capital stock). The policy covers any related person transaction that meets the minimum threshold for disclosure in the Proxy Statement under the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest). A summary of these policies and procedures is set forth below:

Policies

- Any covered related party transaction must be approved by the Board or by a committee of the Board consisting solely of disinterested directors. In considering the transaction, the Board or committee will consider all relevant factors, including, as applicable, (i) our business rationale for entering into the transaction; (ii) the available alternatives; (iii) whether the transaction is on terms comparable to those available to or from third parties; (iv) the potential for the transaction to lead to an actual or apparent conflict of interest; and (v) the overall fairness of the transaction to us.

- On at least an annual basis, the Board or committee will monitor the transaction to assess whether it is advisable for us to amend or terminate the transaction.

Procedures

- Management or the affected director or executive officer will bring the matter to the attention of the Chairman of the Audit Committee or, if the Chairman of the Audit Committee is the affected director, to the attention of the Chairman of the Nominating and Corporate Governance Committee.

- The appropriate Chairman shall determine whether the matter should be considered by the Board or by a committee of the Board consisting solely of disinterested directors.

- If a director is involved in the transaction, he or she will be recused from all discussions and decisions about the transaction.

- The transaction must be approved in advance whenever practicable and, if not practicable, must be ratified as promptly as practicable.

Identification of Director Candidates

In accordance with the Guidelines and its written charter, the Nominating and Corporate Governance Committee is responsible for identifying and evaluating director candidates for the Board and for recommending director candidates to the Board for consideration as nominees to stand for election at our annual meetings of stockholders. Director candidates are nominated to stand for election to the Board in accordance with the procedures set forth in the written charter of the Nominating and Corporate Governance Committee.

We seek highly qualified director candidates from diverse business, professional and educational backgrounds who combine a broad spectrum of experience and expertise with a reputation for the highest personal and professional ethics, integrity and values. The Nominating and Corporate Governance Committee periodically reviews the appropriate skills and characteristics required of our directors in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders. In accordance with the Guidelines, director candidates should have experience in positions with a high degree of responsibility and decision making, be able to exercise good business judgment, be able to provide practical wisdom and mature judgment and be leaders in the companies or institutions with which they are affiliated. The Nominating and Corporate Governance Committee reviews director candidates with the objective of assembling a slate of directors that can best fulfill and promote our goals, regardless of gender, age or race, and recommends director candidates based upon contributions they can make to the Board and management and their ability to represent our long-term interests and those of our stockholders.

The Nominating and Corporate Governance Committee accepts stockholder recommendations of director candidates and applies the same standards in considering director candidates submitted by stockholders as it does in evaluating director candidates recommended by members of the Board or management. Upon determining the need for additional or replacement Board members, the Nominating and Corporate Governance Committee identifies director candidates and assesses such director candidates based upon information it receives in connection with the recommendation or otherwise possesses, which may be supplemented by certain inquiries. In conducting this assessment, the Nominating and Corporate Governance Committee considers knowledge, experience, skills, diversity and such other factors as it deems appropriate in light of our current needs and those of the Board. If the Nominating and Corporate Governance Committee determines, in consultation with other directors, including the Chairman of the Board, that a more comprehensive evaluation is warranted, the Nominating and Corporate Governance Committee may then obtain additional information about a director candidate's background and experience, including by means of personal interviews. The Nominating and Corporate Governance Committee will then re-evaluate the director candidate using its evaluation criteria. The Nominating and Corporate Governance Committee receives input on such director candidates from other directors, including the Chairman of the Board, and recommends director candidates to the Board for nomination. The Nominating and Corporate Governance Committee may, in its sole discretion, engage one or more search firms and/or other consultants, experts or professionals to assist in, among other things, identifying director candidates or gathering information regarding the background and experience of director candidates. If the Nominating and Corporate Governance Committee engages any such third party, the Nominating and Corporate Governance Committee will have sole authority to approve any fees or terms of retention relating to these services.

Our stockholders of record who comply with the notice procedures outlined under the "Submission of Stockholder Proposals" section of this Proxy Statement may recommend director candidates for evaluation and consideration by the Nominating and Corporate Governance Committee. Stockholders may make recommendations at any time, but recommendations of director candidates for consideration as director nominees at our annual meeting of stockholders must be received not less than 120 days before the first anniversary of the date on which the proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders. Accordingly, to submit a director candidate for consideration for nomination at our 2009 Annual Meeting of Stockholders, stockholders must submit the recommendation, in writing, by no later than December 9, 2008. The written notice must demonstrate that it is being submitted by a stockholder of record of us and include information about each proposed director candidate, including name, age, business address, principal occupation, principal qualifications and other relevant biographical information. In addition, the stockholder must provide confirmation of each director candidate's consent to serve as a director and contact information for each director candidate so that his or her interest can be verified and, if necessary, to gather further information.

Communications with the Board

The Board has established a process by which stockholders and/or other interested parties may communicate in writing with our directors, a committee of the Board, the Board's non-employee directors as a group or the Board generally. Any such communications may be sent to the Board by U.S. mail or overnight delivery and should be directed to Timothy W. Korth, our General Counsel, Senior Vice President – Business Development and Corporate Secretary, at MFA Mortgage Investments, Inc., 350 Park Avenue, 21st Floor, New York, New York 10022, who will forward them to the intended recipient(s). Any such communications may be made anonymously. Unsolicited advertisements, invitations to conferences or promotional materials, in the discretion of the Corporate Secretary, are not required, however, to be forwarded to the directors. The Board has approved this communication process.

Executive Sessions of Non-Employee and Independent Directors

In accordance with the Guidelines, the non-employee directors serving on the Board meet in executive session at least four times per year at regularly scheduled meetings of the Board. These executive sessions of the Board are presided over by Alan L. Gosule. In addition, at least annually, the independent directors serving on the Board meet in executive session at a regularly scheduled meeting of the Board.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of the compensation programs offered to our senior executive officers. The Compensation Committee of the Board is responsible for the administration of our compensation plans, policies and programs and for all decisions relating to the compensation of our principal executive officer, principal financial officer and three other executive officers (the "Named Executive Officers"). The Compensation Committee endeavors to ensure that the compensation paid to the Named Executive Officers is consistent with our overall philosophy on compensation and market practices.

Compensation Philosophy and Objectives. We, through our executive compensation programs, seek to attract, motivate and retain top quality senior executives who are committed to our core values of excellence and integrity. The Compensation Committee's fundamental philosophy is to closely align these compensation programs with the achievement of annual and long-term performance goals tied to our financial success and the creation of stockholder value.

The Compensation Committee's objectives in developing and administering the executive compensation programs are to:

- Attract, retain and motivate a highly skilled senior executive team that will contribute to the successful performance of MFA;

- Align the interests of the senior executive team with the interests of our stockholders by motivating executives to increase long-term stockholder value;

- Provide compensation opportunities that are competitive within industry standards thereby reflecting the value of the position in the marketplace;

- Support a culture committed to paying for performance where compensation is commensurate with the level of performance achieved; and

- Maintain flexibility and discretion to allow us to recognize the unique characteristics of our operations and strategy, and our prevailing business environment, as well as changing labor market dynamics.

The Compensation Committee believes that it is important to create a compensation program that appropriately balances short-term, cash-based compensation with long-term, equity-based compensation. Our executive officer compensation program includes the following primary components:

- Base salaries paid in cash which recognize the unique role and responsibilities of a position as well as an individual's performance in that role;

- Annual cash awards which are meant to motivate and reward our short-term financial and operational performance, as well as individual performance; and

- Long-term equity-based awards which are designed to support our objectives of aligning the interests of executive officers with those of our stockholders, promoting our long-term performance and value creation and retaining executive officers.

In addition to the primary components of the executive officer compensation program, we maintain our 2003 Senior Officers Deferred Bonus Plan (the "Senior Officers Plan"), a non-qualified deferred compensation program designed to provide additional opportunities to align the interests of executive officers and stockholders and provide limited perquisites and other benefits beyond what are provided to all of our employees.

The Compensation Committee is committed to the ongoing review and evaluation of the executive officer compensation levels and program. It is the Compensation Committee's view that compensation decisions are complex and best made after a deliberate review of Company and individual performance, as well as industry compensation levels. Consistent with this view, the Compensation Committee annually assesses our performance within the context of the industry's overall performance and internal performance standards and evaluates individual executive officer performance relative to the performance expectations for their respective position and role within MFA. In addition, the Compensation Committee regularly benchmarks the total compensation provided to our executive officers to industry-based compensation practices. While it is the Compensation Committee's goal to provide compensation opportunities that reflect Company and individual performance and that are competitive within industry standards, a specific target market position for executive officer pay levels has not been established.

Setting Executive Compensation. During 2005, the Compensation Committee began a comprehensive review of our senior executive compensation practices in order to ensure that our senior executive compensation program and policies remained aligned with the goal of enhancing stockholder value through compensation practices that attract, motivate and retain key senior executives. As a part of the process, the Compensation Committee engaged FPL Associates Compensation, a nationally recognized compensation consulting firm specializing in the real estate industry (the "Consultant"), to provide independent guidance and insight to the Compensation Committee on executive compensation matters, both generally in the marketplace and within our industry and to provide recommendations regarding potential modifications to our senior executive compensation programs and policies.

The focus of the Compensation Committee's review was to (i) more directly align our senior executive compensation programs and policies with our financial performance and, accordingly, the creation of stockholder value and (ii) competitively update the existing executive compensation programs and policies, including existing employment agreements, to reflect current practices in the marketplace. In conducting this review, the Compensation Committee examined all components of our compensation programs offered to the Named Executive Officers, including, among other things, base salary, annual incentive bonus, equity and long-term compensation, accumulated (realized and unrealized) gains on stock options ("Options") and payments on DERs, the dollar value to the senior executives (and the cost to us) of all perquisites and other personal benefits, the earnings and accumulated payout obligations under the Senior Officers Plan, and the actual projected payout obligations under several potential severance and change-in-control scenarios. A compensation tally sheet setting forth these components of our senior executive compensation program provided to each Named Executive Officer was prepared and reviewed by the Compensation Committee.

As part of this review, the Compensation Committee evaluated a comprehensive benchmarking analysis prepared by the Consultant, which compared our senior executive compensation practices to the compensation practices employed by multiple distinct industry peer groups representing various asset classes. The comparative peer groups included, among several others, the following companies:

- Annaly Capital Management, Inc.
- Anworth Mortgage Asset Corp.
- Capstead Mortgage Corporation
- Redwood Trust, Inc.

Based on the analysis and findings of this comprehensive review and the Consultant's recommendations, the Compensation Committee determined that it would be beneficial to modify the compensation arrangements offered to the Named Executive Officers. These modifications, which are described more fully below under "—Elements of Executive Compensation" of this Compensation Discussion and Analysis of the Proxy Statement, were documented as a part of amended and restated employment agreements with each of the Named Executive Officers. In connection with these amendments, Messrs. Zimmerman, Freydberg and Gorin (the "Senior Executives") each waived their rights under their then-existing employment agreements in order to enter into the amended and restated employment agreements specifying the modified compensation arrangements. As a result, Mr. Zimmerman's amended and restated employment agreement, which has a five-year term, became effective on April 16, 2006 and will expire on December 31, 2010 and Messrs. Freydberg's and Gorin's amended and restated employment agreements, which each have a three-year term, became effective on April 16, 2006 and will expire on December 31, 2008. With respect to Mr. Korth and Ms. Covello, they each entered into two-year amended and restated employment agreements which became effective on January 1, 2006 and expired on December 31, 2007. The Compensation Committee believes the terms and provisions of these amended and restated employment agreements provided for compensation arrangements that reflect the Compensation Committee's philosophy and objectives and ensure our future stability and succession of leadership. Additional information with respect to these employment agreements can be found under "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" of this Executive Compensation section of the Proxy Statement.

During 2007, in contemplation of the expiration of the amended and restated employment agreements of Mr. Korth and Ms. Covello on December 31, 2007, the Compensation Committee, together with the Consultant, reviewed the components of the compensation arrangements then offered to these Named Executive Officers. As part of this process, the Compensation Committee considered the terms and provisions set forth in Mr. Korth's and Ms. Covello's amended and restated employment agreements and determined to modify the annual base salaries paid to them. Specifically, Mr. Korth's and Ms. Covello's salaries were increased approximately 18% and 11%, respectively. These increases were based on the results of this review and the Compensation Committee's view that the salaries were below competitive market practices and did not appropriately reflect the broad set of responsibilities that each executive carries out as a member of our senior executive team. As a result, each of Mr. Korth and Ms. Covello entered into new two-year amended and restated employment agreements, which became effective on January 1, 2008.

The Compensation Committee will, on an ongoing basis, continue to examine and assess our executive compensation practices relative to our compensation philosophy and objectives, as well as competitive market practices, and will make modifications to the compensation programs, as deemed appropriate.

Role of Executive Officers in Compensation Decisions. The Compensation Committee makes all compensation decisions related to the Named Executive Officers and approves recommendations related to incentive compensation for our other employees. When making compensation decisions for the Named Executive Officers (other than Mr. Zimmerman), the Compensation Committee seeks and considers the advice and counsel of Mr. Zimmerman, our Chief Executive Officer, given his direct day-to-day working relationship with these senior executives. Taking this feedback into consideration, the Compensation Committee engages in discussions and retains the right to make final determinations related to compensation paid to the Named Executive Officers. All decisions regarding Mr. Zimmerman's compensation are made independently by the Compensation Committee.

Elements of Executive Compensation. The key elements of our executive compensation program include:

- Base salary;
- Incentive compensation;
- Equity grants;
- Deferred compensation; and
- Perquisites and other benefits.

<u>Base Salary</u>

Pursuant to their amended and restated employment agreements, we provide the Named Executive Officers with annual base salaries to compensate them for services provided during the term of their employment. When setting base salaries, the Compensation Committee takes into consideration the scope of the role and responsibilities of the position, experience, individual performance and competitive market practices.

The base salaries for each of the Named Executive Officers in 2007 were as follows:

	2007 Base Salary	
	Cash	Stock Grant
Stewart Zimmerman	$ 900,000	$ 100,000
Ronald A. Freydberg	675,000	—
William S. Gorin	675,000	—
Timothy W. Korth	275,000	—
Teresa D. Covello	225,000	—

No adjustments were made to the Named Executive Officers' salaries for 2007. The Compensation Committee intends to continue to implement the terms of the amended and restated employment agreements, including the base salary provisions, while remaining open to future base salary adjustments in the event the Compensation Committee concludes that the circumstances warrant them. However, consistent with the Compensation Committee's overall philosophy, the compensation programs for the Named Executive Officers will continue to emphasize incentive compensation.

Incentive Compensation

Under the terms of their amended and restated employment agreements, an incentive structure was established for the Senior Executives. As a result, the Senior Executives are eligible to participate in a performance-based bonus pool that is funded based on MFA's return on average equity ("ROAE"). ROAE is calculated as the twelve-month GAAP net income minus depreciation, merger expenses, gains/losses on asset sales and impairment charges, divided by the average stockholder equity less (i) goodwill and (ii) preferred stockholder equity. The Compensation Committee evaluated various measures and factors of performance in developing this structure and, in its view, ROAE was determined to be a strong indicator of our overall performance and value creation for stockholders. Moreover, ROAE is a metric of our performance that has been calculated and reported on a consistent basis since our inception in 1998.

As designed by the Compensation Committee, the aggregate amount of this performance-based bonus pool available for distribution to the Senior Executives can range annually from a minimum of $400,000 to a maximum of $6.0 million based upon our ROAE for any given year. Under this incentive arrangement, a pool of $400,000 is available if our ROAE is 4.5% or less. For ROAE performance between 4.5% and 8.0%, the pool funding is increased to $600,000. The pool funding for ROAE above 8% increases based on an established scale, up to maximum ROAE performance of 22%. The Compensation Committee has the discretionary right to adjust downward the amount available for distribution from the Senior Executives' bonus pool by as much as 10% in any given year, based upon its assessment of factors including our leverage, stability of book value of the Common Stock and price per share of our Common Stock relative to other industry participants. Of the aggregate amount available for distribution from the Senior Executives' bonus pool, the Compensation Committee bases annual bonus allocations to each of the Senior Executives on its assessment of the performance of each Senior Executive against individual performance metrics and benchmarks.

In order to further align the performance of the Senior Executives with our long-term financial success and the creation of stockholder value, the Compensation Committee also determined that (i) with respect to 2006, at least 25% of any annual performance-based bonus amount distributed to a Senior Executive over $100,000 would be paid in restricted shares of Common Stock (the "Restricted Shares"), which would vest over the three-year period following such award, and (ii) with respect to each year thereafter, at least 50% of any annual performance-based bonus amount over $100,000 will be paid in Restricted Shares. In addition, no Senior Executive will be permitted to sell or otherwise transfer any Restricted Shares during the executive's employment with us until the value of the Senior Executive's stock holdings in us exceeds a specified multiple of the executive's base compensation (five times in the case of Mr. Zimmerman and three times in the case of Messrs. Freydberg and Gorin), and once this threshold is met, only to the extent that the value of the executive's stock holdings exceeds that multiple.

In accordance with the terms of the Senior Executive's amended and restated employment agreements, the aggregate performance-based bonus pool generated for 2007 was $600,000. The Compensation Committee, based upon its assessment of the individual performance of each of the Senior Executives, allocated the performance-based bonus pool as follows:

		Restricted Shares		
	Cash	Shares	Value	Total
Stewart Zimmerman	$ 170,000	7,982	$ 70,000	$ 240,000
Ronald A. Freydberg	140,000	4,562	40,000	180,000
William S. Gorin	140,000	4,562	40,000	180,000

For 2007, the Compensation Committee, in its discretion, provided additional incentive compensation to each of the Senior Executives beyond the annual performance-based bonus awards earned under the incentive compensation structure as contemplated in their amended and restated employment agreements. This additional incentive compensation was provided in consideration of management's execution of our business and strategic plans in 2007. Specifically, the Compensation Committee noted that, notwithstanding the volatility of market conditions in 2007, we were able to successfully employ our business strategy which led to consecutive quarterly increases in dividends to stockholders, the preservation of the book value of the Common Stock and the completion of multiple accretive public offerings of Common Stock. In addition, the Compensation Committee recognized that management's strategy of reducing both our asset base and leverage during the first half of 2007 positioned us to take advantage of investment opportunities later in the year in higher-yielding mortgage-backed securities with attractive spreads.

This additional incentive compensation awarded to each of the Senior Executives was as follows:

	Cash
Stewart Zimmerman	$ 200,000
Ronald A. Freydberg	150,000
William S. Gorin	150,000

Annual incentive compensation for Mr. Korth and Ms. Covello is determined at the discretion of the Compensation Committee based upon its assessment of our performance and the performance of each individual senior executive against certain performance metrics and benchmarks. Mr. Korth and Ms. Covello received incentive compensation awards for 2007 of $195,000 and $165,000, respectively. Of these total incentive amounts, Mr. Korth received payment of $15,000 in the form of 1,711 Restricted Shares and Ms. Covello received payment of $10,000 in the form of 1,141 Restricted Shares.

The cash component of the incentive compensation for 2007, which was approved by the Compensation Committee on December 13, 2007, was paid to the Named Executive Officers on January 15, 2008. The restricted stock awards granted to the Named Executive Officers were made on December 17, 2007 under the 2004 Equity Compensation Plan. Twenty-five percent of these Restricted Shares became fully vested upon grant, with the remaining 75% vesting equally on each of the next three anniversaries of the date of grant. Dividends are paid currently on all vested and unvested Restricted Shares.

Equity Grants

The Compensation Committee believes that equity-based incentives are an effective means of motivating and rewarding long-term Company performance and value creation. In addition, equity-based incentives appropriately align the interests of management with those of stockholders. During the second quarter of 2004, we adopted the 2004 Equity Compensation Plan, as approved by our stockholders, which amended and restated our Second Amended and Restated 1997 Stock Option Plan. In accordance with the terms of the 2004 Equity Compensation Plan, directors, officers and employees of MFA and any of our subsidiaries and other persons expected to provide significant services (of a type expressly approved by the Compensation Committee of the Board as covered services for these purposes) to us are eligible to be granted Options, restricted stock, phantom shares, DERs and other stock-based awards under the 2004 Equity Compensation Plan.

On October 26, 2007, the Compensation Committee determined to grant an aggregate of 302,085 phantom shares (the "Phantom Shares"), together with DERs attached, to the Named Executive Officers under the 2004 Equity Compensation Plan. With the adoption and implementation of a Phantom Share program, the Compensation Committee believes that a meaningful long-term retention and equity-building component for our senior executives and other key employees has been added to our comprehensive compensation program. The purpose for the award of these Phantom Shares, which "cliff vest" after approximately 38 months, was principally to help assure the retention of our key employees, including the Named Executive Officers, during this retention period. Given the volatility in the current marketplace and the fact that the expiration dates of the employment agreements for four of the five Named Executive Officers were scheduled to occur during the retention period, the Compensation Committee concluded that grant of Phantom Shares would serve our retention goals, help further to align the interests of the Named Executive Officers with those of our stockholders and provide appropriate additional compensation to the Named Executive Officers in the form of quarterly DER distributions, during the period in which these Phantom Shares continue to be outstanding, for their continuing service. In determining the appropriate amounts of Phantom Shares to be awarded to the Named Executive Officers, the Compensation Committee took into consideration, among other things, that the amount awarded to each of the Senior Executives was equal the amount of their respective current annual contractual base compensation. In addition, the amounts awarded to Mr. Korth and Ms. Covello reflect the recommendation with respect thereto made by our Chief Executive Officer to the Compensation Committee. The amounts awarded are also consistent with those recommended by the Consultant in a similar context. These Phantom Shares are scheduled to vest in full on December 31, 2010 (or earlier in the event of death or disability or termination of service with us for any reason other than cause) and, once vested, shall be settled on a one-for-one basis in shares of Common Stock on the earlier of a termination of service with us (for any reason), a change in control or on January 1, 2013. During the period from award until settlement, the Named Executive Officers are entitled to receive DER distributions on all unvested Phantom Shares. The table below sets forth certain information regarding the number of Phantom Shares and related DERs held by the Named Executive Officers on December 31, 2007, as well as distributions with respect to these DERs paid to the Named Executive Officers during fiscal year 2007.

	Phantom Shares			2007 DER
	Shares	Value[(1)]	DERs	Distributions
Stewart Zimmerman	115,741	$ 1,000,000	115,741	—
Ronald A. Freydberg	78,125	675,000	78,125	—
William S. Gorin	78,125	675,000	78,125	—
Timothy W. Korth	17,362	150,000	17,362	—
Teresa D. Covello	12,732	100,000	12,732	—

(1) For purposes of this table, the value of the Common Stock reserved for issuance upon settlement of Phantom Shares granted under the 2004 Equity Compensation Plan is deemed to be $8.64 per share, the closing price of the Common Stock reported on the NYSE on October 26, 2007 (the date of grant).

As of December 31, 2007, the Named Executive Officers held an aggregate of 835,000 Options that had DERs attached. With respect to these DERs, the Named Executive Officers are only entitled to receive DER distributions to the extent that related Options are vested. The table below sets forth certain information regarding the number of vested and unvested DERs held by the Named Executive Officers on December 31, 2007, as well as distributions with respect to these DERs paid to the Named Executive Officers during fiscal year 2007. This information regarding distributions paid on DERs during 2007 can also be found in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."

	Vested DERs	Unvested DERs	2007 DER Distributions
Stewart Zimmerman	285,000	—	$ 94,050
Ronald A. Freydberg	170,000	—	56,100
William S. Gorin	180,000	—	59,400
Timothy W. Korth	50,000	—	15,750
Teresa D. Covello	50,000	—	16,500

Under the terms of his amended and restated employment agreement, Mr. Zimmerman is entitled to receive a grant of Common Stock with an aggregate grant date fair value of $100,000 on the first business day of each year after April 16, 2006, the effective date of his amended and restated employment agreement, during the term of his employment. These stock grants represent a payment of a portion of Mr. Zimmerman's annual base salary compensation and are fully vested and non-forfeitable upon the date of grant. Mr. Zimmerman may not sell or otherwise transfer these shares during the term of his employment unless his stock holdings in us exceed a multiple of five times his annual base compensation and, once this threshold is met, only to the extent that the value of his stock holdings exceeds that multiple. The Compensation Committee believes that paying a portion of Mr. Zimmerman's base salary in the form of Common Stock aligns his interests and compensation with long-term stockholder value creation. During 2007, pursuant to his amended and restated employment agreement, Mr. Zimmerman received a grant of 13,004 shares of Common Stock on January 2, 2007, which had a value of $100,000 based on the closing stock price on the New York Stock Exchange of $7.69 on December 29, 2006 (the last trading day of the year).

No other equity grants were made to the Named Executive Officers during 2007 other than those grants detailed above and those awarded in conjunction with the incentive compensation. The Compensation Committee will continue to evaluate the Named Executive Officer compensation programs and Company performance and retains the right to make future equity-based grants.

Deferred Compensation

On December 19, 2002, the Board adopted the Senior Officers Plan which gives executive officers the ability to elect to defer up to 100% of their annual cash incentive compensation. Amounts deferred under this plan are subject to a five-year deferral period. The Senior Officers Plan is intended to provide executive officers with an opportunity to defer certain compensation while at the same time aligning their interests with the interests of stockholders. Amounts deferred under the plan are considered to be converted into "stock units" of MFA, which do not represent our capital stock, but rather the right to receive a cash payment equal to the fair market value of an equivalent number of shares of Common Stock. Deferred amounts, together with any cash dividend equivalents credited to outstanding stock units, increase or decrease in value as would an equivalent number of shares of Common Stock and are settled in cash at the termination of the deferral period, based on the value of the stock units at that time. Prior to the time that the deferred accounts are settled, participants are unsecured creditors.

The Named Executive Officers are also eligible to participate in our tax-qualified retirement savings plan (the "401(k) Plan") under which all full-time employees are able to contribute compensation up to the limit prescribed by the Internal Revenue Service on a before-tax basis. We match 100% of the first 3% of eligible compensation deferred by our employees and 50% of the next 2%, subject to a maximum as provided by Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Subject to certain restrictions, all of our employees are eligible to participate in this plan. We have elected to operate this plan under applicable safe harbor provisions of the Code, whereby, among other things, we must make contributions for all participating employees, and all matches contributed by us immediately vest 100%.

Perquisites and Other Benefits

In general, it is the Compensation Committee's practice to provide limited perquisites and other benefits to the Named Executive Officers. We do not reimburse the Named Executive Officers for automobiles, clubs, financial planning or items of a similar nature. The Compensation Committee periodically reviews the levels of perquisites and other benefits provided to Named Executive Officers in light of market practices and within the context of the total compensation program.

The Named Executive Officers are eligible to participate in our employee health and welfare benefit programs. The attributed costs of these benefits for the Named Executive Officers for the fiscal year ended December 31, 2007, are included in the Summary Compensation Table under the column entitled "All Other Compensation" and the related footnote. In addition, we provide all employees, including the Named Executive Officers, with up to $500,000 of accidental death and dismemberment insurance while traveling on business or traveling to or attending Board, committee and stockholder meetings and other Company-sponsored events.

As discussed above in this Compensation Discussion and Analysis, we have entered into amended and restated employment agreements with each of the Named Executive Officers. These amended and restated employment agreements are designed to promote our stability and continuity of senior leadership. Information with respect to applicable severance payments under these agreements for the Named Executive Officers is provided under the section "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" of this Executive Compensation section of the Proxy Statement.

Deductibility of Executive Compensation. The Compensation Committee has determined to maximize the tax deductibility of compensation payments to our executive officers under Section 162(m) of the Code and the regulations thereunder. Section 162(m) imposes an annual individual limit of $1 million on the deductibility of our compensation payments to executives. Specified compensation is excluded for this purpose, including performance-based compensation, *provided* that certain conditions are satisfied. In this regard, grants under our 2004 Equity Compensation Plan will generally be intended to be qualified performance-based compensation and the Compensation Committee has the authority to structure other awards thereunder as qualified performance-based compensation for these purposes. The Compensation Committee may, however, authorize payments to executives that may not be fully deductible if it believes such payments are in our interest and that of our stockholders.

Other Tax and Accounting Implications. The American Jobs Creation Act of 2004 changed the tax rules applicable to nonqualified deferred compensation arrangements. We believe that we are operating in good faith compliance with these statutory provisions and all subsequent regulatory authority.

On January 1, 2006, we adopted FAS 123R. Prior to the adoption of FAS 123R, we accounted for our stock based compensation in accordance with FAS No. 123, "Accounting for Stock-Based Compensation," as amended by FAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which was adopted on January 1, 2003.

Compensation Committee Report

The Compensation Committee evaluates and establishes compensation for our senior executive officers and administers our 2004 Equity Compensation Plan, Senior Officers Plan, Non-Employee Directors Plan and other management incentive, benefit and perquisite programs. While management has the primary responsibility for our financial reporting process, including the disclosure of executive compensation, the Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement. The Compensation Committee is satisfied that the Compensation Discussion and Analysis fairly represents the philosophy, intent and actions of the Compensation Committee with regard to executive compensation. The Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the SEC.

James A. Brodsky, Chairman
Stephen R. Blank
George H. Krauss

The foregoing Compensation Committee Report shall not be deemed under the Securities Act or the Exchange Act to be (i) "soliciting material" or "filed" or (ii) incorporated by reference by any general statement into any filing made by us with the SEC, except to the extent that we specifically incorporate such report by reference.

Compensation of Executive Officers

The following table summarizes the annual compensation received by the Named Executive Officers for the year ended December 31, 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[1][2]	Stock Awards ($)[1][3][4]	Non-Equity Incentive Plan Compensation ($)[5]	All Other Compensation ($)[6][7]	Total ($)
Stewart Zimmerman,	2007	$ 900,000	$ 370,000	$ 117,502[8]	$ 94,050	$ 29,947	$ 1,511,499
Chairman of the Board, Chief Executive Officer and President	2006	929,167	175,000	137,500	50,063	27,953	1,319,683
Ronald A. Freydberg,	2007	675,000	290,000	19,378[9]	56,100	33,331	1,075,816
Executive Vice President and Chief Portfolio Officer	2006	696,875	137,500	9,376	30,250	30,426	904,427
William S. Gorin,	2007	675,000	290,000	19,378[9]	59,400	33,331	1,077,109
Executive Vice President and Chief Financial Officer	2006	696,875	137,500	9,376	32,250	30,426	906,427
Timothy W. Korth,	2007	275,000	180,000	5,627[10]	15,750	32,650	509,027
General Counsel, Senior Vice President – Business Development and Corporate Secretary	2006	275,000	130,000	1,876	6,875	29,746	443,497
Teresa D. Covello,	2007	225,000	155,000	4,377[11]	16,500	32,164	433,041
Senior Vice President, Chief Accounting Officer and Treasurer	2006	225,000	125,000	1,876	8,125	29,260	389,261

(1) Material terms of the amended and restated employment agreements of the Named Executive Officers are provided under "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" of this Executive Compensation section of the Proxy Statement.

(2) Amounts in this column represent (a) for 2007, the cash component of the 2007 bonus awards that were paid to the Named Executive Officers on January 15, 2008 and (b) for 2006, the cash component of the 2006 bonus awards that were paid to the Named Executive Officers on January 12, 2007.

(3) Amounts in this column represent compensation costs recognized by us for awards of Restricted Shares based upon the fair value as of the grant date of such awards determined pursuant to FAS 123R.

(4) Amounts in this column do not include the Phantom Shares granted by us under the 2004 Equity Compensation Plan on October 26, 2007, which are scheduled to vest in full on December 31, 2010 (or earlier in the event of death or disability or termination of service with us for any reason other than cause). Once vested, these Phantom Shares shall be settled on a one-for-one basis in shares of Common Stock on the earlier of a termination of service with us (for any reason), a change in control or on January 1, 2013. At December 31, 2007, the total number of unvested Phantom Shares held by the Named Executive Officers was 302,085. See "Compensation Discussion and Analysis—Elements of Executive Compensation—Equity Grants" of this Executive Compensation section of the Proxy Statement.

(5) Amounts in this column represent aggregate distributions paid on DERs, which represent the right to receive a distribution on each DER equal to the cash dividend paid on a share of Common Stock, attached to outstanding vested Options.

(6) Amounts in this column represent all other compensation received by the Named Executive Officers during 2007.

	Health Insurance ($)	401(k) Plan Company Match ($)	Disability and Life Insurance ($)	Dental Insurance ($)	Total ($)
Stewart Zimmerman	$ 13,892	$ 9,000	$ 5,825	$ 1,230	$ 29,947
Ronald A. Freydberg	20,870	9,000	1,710	1,751	33,331
William S. Gorin	20,870	9,000	1,710	1,751	33,331
Timothy W. Korth	20,870	9,000	1,029	1,751	32,650
Teresa D. Covello	20,870	9,000	543	1,751	32,164

(7) Amounts in this column represent all other compensation received by the Named Executive Officers during 2006.

	Health Insurance ($)	401(k) Plan Company Match ($)	Disability and Life Insurance ($)	Dental Insurance ($)	Total ($)
Stewart Zimmerman	$ 12,156	$ 8,800	$ 5,825	$ 1,172	$ 27,953
Ronald A. Freydberg	18,248	8,800	1,710	1,668	30,426
William S. Gorin	18,248	8,800	1,710	1,668	30,426
Timothy W. Korth	18,248	8,800	1,030	1,668	29,746
Teresa D. Covello	18,248	8,800	544	1,668	29,260

(8) Amount not including 115,741 Phantom Shares awarded under the 2004 Equity Compensation Plan having a value of $1,070,604. This value is based on a market value of the Common Stock reserved for issuance upon settlement of these Phantom Shares of $9.25 per share, the closing price of the Common Stock reported on the NYSE on December 31, 2007 (the last trading day of the year). Assuming continued employment with us, these Phantom Shares will vest in full on December 31, 2010.

(9) Amount not including 78,125 Phantom Shares awarded under the 2004 Equity Compensation Plan having a value of $722,656. This value is based on a market value of the Common Stock reserved for issuance upon settlement of these Phantom Shares of $9.25 per share, the closing price of the Common Stock reported on the NYSE on December 31, 2007 (the last trading day of the year). Assuming continued employment with us, these Phantom Shares will vest in full on December 31, 2010.

(10) Amount not including 17,362 Phantom Shares awarded under the 2004 Equity Compensation Plan having a value of $160,599. This value is based on a market value of the Common Stock reserved for issuance upon settlement of these Phantom Shares of $9.25 per share, the closing price of the Common Stock reported on the NYSE on December 31, 2007 (the last trading day of the year). Assuming continued employment with us, these Phantom Shares will vest in full on December 31, 2010.

(11) Amount not including 12,732 Phantom Shares awarded under the 2004 Equity Compensation Plan having a value of $117,771. This value is based on a market value of the Common Stock reserved for issuance upon settlement of these Phantom Shares of $9.25 per share, the closing price of the Common Stock reported on the NYSE on December 31, 2007 (the last trading day of the year). Assuming continued employment with us, these Phantom Shares will vest in full on December 31, 2010.

Grants of Plan-Based Awards

The following table summarizes certain information regarding all plan-based awards granted to the Named Executive Officers during the year ended December 31, 2007.

Grants of Plan Based Awards for 2007

	Grant Date	Date of Compensation Committee Action	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[1] ($)
Stewart Zimmerman	01/02/2007[2]	4/24/2006[2]	13,004[3][4]	$ 100,000
	12/17/2007	12/13/2007	7,982[5]	70,000
Ronald A. Freydberg	12/17/2007	12/13/2007	4,562[5][6]	40,000
William S. Gorin	12/17/2007	12/13/2007	4,562[5][6]	40,000
Timothy W. Korth	12/17/2007	12/13/2007	1,711[5][7]	15,000
Teresa D. Covello	12/17/2007	12/13/2007	1,141[5][8]	10,000

(1) Amounts in this column represent the aggregate value of the stock awards granted in 2007 based upon the fair value as of the grant date of such awards determined pursuant to FAS 123R. For each of the Named Executive Officers, only 25% of the amount set forth in this column was recognized as compensation during 2007.

(2) In accordance with the terms of Mr. Zimmerman's amended and restated employment agreement, which was approved by the Compensation Committee on April 24, 2006, the date of his annual stock grant in 2007 was contractually set as the first business day of the year (January 2, 2007).

(3) In accordance with the terms of Mr. Zimmerman's amended and restated employment agreement, such shares of Common Stock became fully vested upon the date of grant; however, unless there is a termination of service, Mr. Zimmerman is not permitted to voluntarily or involuntarily sell, transfer, pledge, anticipate, alienate, encumber or assign such shares (or have such shares attached or garnished) until such time as the value of his stock holdings in us exceeds a multiple of five times his annual base compensation and, once this threshold is met, only in amounts having a value that exceeds that multiple.

(4) Amount not including 115,741 shares of Common Stock reserved for issuance upon settlement of Phantom Shares granted on October 26, 2007 by the Compensation Committee under the 2004 Equity Compensation Plan. Assuming continued employment with us, these Phantom Shares will vest in full on December 31, 2010. See "Compensation Discussion and Analysis—Elements of Executive Compensation—Equity Grants" of this Executive Compensation section of the Proxy Statement.

(5) In accordance with the terms of the applicable award agreements, 25% of such shares of Common Stock became fully vested upon the date of grant and, thereafter, with respect to the remaining 75%, restrictions will lapse on one-quarter of such shares on each of the next three anniversaries of the date of grant. With respect to Mr. Zimmerman, unless there is a termination of service under the terms of his amended and restated employment agreements, he will not be permitted to voluntarily or involuntarily sell, transfer, pledge, anticipate, alienate, encumber or assign these shares (or have these shares attached or garnished) until such time as the value of his stock holdings in us exceeds five times his respective annual base compensation and, once this threshold is met, only in amounts having a value that exceeds that multiple. With respect to Messrs. Freydberg and Gorin, unless there is a termination of service, under the terms of their respective amended and restated employment agreements, neither of Messrs. Freydberg or Gorin is permitted to voluntarily or involuntarily sell, transfer, pledge, anticipate, alienate, encumber or assign these shares (or have such shares attached or garnished) until such time as the value of his respective stock holdings in us exceeds three times his respective annual base compensation and, once this threshold is met, only in amounts having a value that exceeds that multiple.

(6) Amount not including 78,125 shares of Common Stock reserved for issuance upon settlement of Phantom Shares granted on October 26, 2007 by the Compensation Committee under the 2004 Equity Compensation Plan. Assuming continued employment with us, these Phantom Shares will vest in full on December 31, 2010. See "Compensation Discussion and Analysis—Elements of Executive Compensation—Equity Grants" of this Executive Compensation section of the Proxy Statement.

(7) Amount not including 17,362 shares of Common Stock reserved for issuance upon settlement of Phantom Shares granted on October 26, 2007 by the Compensation Committee under the 2004 Equity Compensation Plan. Assuming continued employment with us, these Phantom Shares will vest in full on December 31, 2010. See "Compensation Discussion and Analysis—Elements of Executive Compensation—Equity Grants" of this Executive Compensation section of the Proxy Statement.

(8) Amount not including 12,732 shares of Common Stock reserved for issuance upon settlement of Phantom Shares granted on October 26, 2007 by the Compensation Committee under the 2004 Equity Compensation Plan. Assuming continued employment with us, these Phantom Shares will vest in full on December 31, 2010. See "Compensation Discussion and Analysis—Elements of Executive Compensation—Equity Grants" of this Executive Compensation section of the Proxy Statement.

Outstanding Equity Awards

The following table summarizes all outstanding equity awards held by the Named Executive Officers on December 31, 2007.

Outstanding Equity Awards at Fiscal 2007 Year-End

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]
Stewart Zimmerman	100,000	—	$ 9.375	4/6/2008	—	—
	100,000	—	4.875	8/13/2009	—	—
	185,000	—	10.250	10/1/2013	—	—
	—	—	—	—	5,987[3]	$ 55,380
	—	—	—	—	115,741[4]	1,070,604
Ronald A. Freydberg	70,000	—	9.375	4/6/2008	—	—
	100,000	—	10.250	10/1/2013	—	—
	—	—	—	—	2,404[5]	22,237
	—	—	—	—	3,422[3]	31,654
	—	—	—	—	78,125[4]	722,656
William S. Gorin	80,000	—	9.375	4/6/2008	—	—
	100,000	—	10.250	10/1/2013	—	—
	—	—	—	—	2,404[5]	22,237
	—	—	—	—	3,422[3]	31,654
	—	—	—	—	78,125[4]	722,656
Timothy W. Korth	50,000	—	10.230	2/2/2014	—	—
	—	—	—	—	481[5]	4,449
	—	—	—	—	1,284[3]	11,877
	—	—	—	—	17,362[4]	160,599
Teresa D. Covello	50,000	—	10.250	10/1/2013	—	—
	—	—	—	—	481[5]	4,449
	—	—	—	—	856[3]	7,918
	—	—	—	—	12,732[4]	117,771

(1) Excludes 2,404 Restricted Shares granted to Mr. Zimmerman that were considered vested on the date of grant (December 14, 2006) because, under the accelerated vesting provisions set forth in our 2004 Equity Compensation Plan and the applicable award, there was no substantial risk of forfeiture.

(2) For purposes of this table, the market value of the Common Stock, including Common Stock reserved for issuance upon settlement of Phantom Shares granted under the 2004 Equity Compensation Plan, is deemed to be $9.25 per share, the closing price of the Common Stock reported on the NYSE on December 31, 2007 (the last trading day of the year).

(3) These stock awards were granted on December 17, 2007. Assuming continued employment with us, one-third of these shares will vest on December 17 of each of 2008, 2009 and 2010.

(4) Phantom Shares awarded under the 2004 Equity Compensation Plan on October 26, 2007. Assuming continued employment with us, these Phantom Shares will vest in full on December 31, 2010. See "Compensation Discussion and Analysis—Elements of Executive Compensation—Equity Grants" of this Executive Compensation section of the Proxy Statement.

(5) These stock awards were granted on December 14, 2006. Assuming continued employment with us, one-half of these shares will vest on December 14 of each of 2008 and 2009.

Equity Compensation Plan Information

The following table summarizes certain information regarding the Common Stock available for issuance under our 2004 Equity Compensation Plan as of December 31, 2007.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Available for Future Issuance[1]
Equity Compensation Plans Approved by Stockholders	962,000	$ 9.33	1,918,125
Equity Compensation Plans Not Approved by Stockholders[2]	—	—	—
Total	962,000	$ 9.33	1,918,125

(1) Amounts in this column do not represent the Phantom Shares granted by us under the 2004 Equity Compensation Plan on October 26, 2007, which are scheduled to vest in full on December 31, 2010 (or earlier in the event of death or disability or termination of service with us for any reason other than cause). Once vested, these Phantom Shares shall be settled on a one-for-one basis in shares of Common Stock on the earlier of a termination of service with us (for any reason), a change in control or on January 1, 2013. At December 31, 2007, the total number of outstanding Phantom Shares still subject to forfeiture was 326,392. See "Compensation Discussion and Analysis—Elements of Executive Compensation—Equity Grants" of this Executive Compensation section of the Proxy Statement.

(2) We have not adopted any "equity compensation plans" as defined in the applicable SEC rules which have not been approved by our stockholders.

Long-Term Incentive Plans and Other Matters

2004 Equity Compensation Plan. In general, subject to certain exceptions, stock-based awards relating to a maximum of 3.5 million shares of Common Stock may be granted under the 2004 Equity Compensation Plan (forfeitures and/or awards that expire unexercised do not count towards such limit). Subject to certain exceptions, a participant may not receive stock-based awards in excess of 500,000 shares of Common Stock in any one year and no award may be granted to any person who, assuming exercise of all Options and payment of all awards held by such person, would own or be deemed to own more than 9.8% of the outstanding shares of our capital stock. Unless previously terminated by the Board, awards may be granted under the 2004 Equity Compensation Plan until the tenth anniversary of the date that our stockholders approved such plan.

Pursuant to Section 422(b) of the Code in order for Options granted under the 2004 Equity Compensation Plan and vesting in any one calendar year to qualify as incentive Options ("ISOs") for tax purposes, the market value of the Common Stock, as determined on the date of grant, to be received upon exercise of such Options shall not exceed $100,000 during any such calendar year. The exercise price of an ISO may not be lower than 100% (110% in the case of an ISO granted to a 10% stockholder) of the fair market value of the Common Stock on the date of grant. In addition, the exercise price for all other Options issued under the 2004 Equity Compensation Plan may not be less than the fair market value on the date of grant. Each Option is exercisable after the period or periods specified in the award agreement, which will generally not exceed 10 years from the date of grant. Options will be exercisable at such times and subject to such terms as determined by the Compensation Committee.

A Phantom Share is a right to receive, subject to the satisfaction of conditions set by the Compensation Committee at the time of grant, a payment of a specified value, which, as specified by the Compensation Committee at the time of grant, may be a share of Common Stock, the fair market value of a share of Common Stock or such fair market value to the extent in excess of an established base value, on the applicable settlement date. A DER is a right to receive, as specified by the Compensation Committee at the time of grant, a distribution equal to the cash dividend distributions paid on a share of Common Stock. DERs may be granted separately or together with other awards and are paid in cash or other consideration at such times and in accordance with such rules as the Compensation Committee shall determine in its discretion.

As of the Record Date, under our 2004 Equity Compensation Plan, there were outstanding (i) Options to acquire (a) a total of 100,000 shares of Common Stock at a purchase price of $4.875 per share, (b) a total of 75,000 shares of Common Stock at a purchase price of $9.375 per share, (c) a total of 452,000 shares of Common Stock at a purchase price of $10.25 per share, (d) a total of 50,000 shares of Common Stock at a purchase price of $10.23 per share, and (e) a total of 30,000 shares of Common Stock at a purchase price of $8.40 per share, (ii) a total of 326,392 Phantom Shares still subject to forfeiture, (iii) a total of 23,578 Restricted Shares still subject to forfeiture and (iv) a total of 1,035,892 vested DERs. During 2007, no Options were granted or exercised and no outstanding Options for any of the Named Executive Officers were repriced. As of the Record Date, 1,907,315 shares of Common Stock remained available for grant to eligible participants under our 2004 Equity Compensation Plan.

The following table summarizes certain information regarding all stock awards vested and value realized upon vesting by the Named Executive Officers during the year ended December 31, 2007.

	Stock Vested	
	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Grant Date Value Realized on Vesting ($)
Stewart Zimmerman	14,999	$ 117,500
Ronald A. Freydberg	2,342	19,375
William S. Gorin	2,342	19,375
Timothy W. Korth	668	5,625
Teresa D. Covello	526	4,375

Deferred Plans. On December 19, 2002, the Board adopted the Senior Officers Plan and the Non-Employee Directors Plan (collectively, as amended, the "Deferred Plans"). The Deferred Plans are intended to provide our non-employee directors and executive officers with an opportunity to defer up to 100% of certain compensation, as defined in the Deferred Plans, while at the same time aligning their interests with the interests of stockholders. Under the Deferred Plans, amounts deferred are considered to be converted into our "stock units," which do not represent our capital stock, but rather the right to receive a cash payment equal to the fair market value of an equivalent number of shares of Common Stock. Deferred amounts, together with any cash dividend equivalents credited to outstanding stock units, increase or decrease in value as would an equivalent number of shares of Common Stock and are settled in cash at the termination of the deferral period, based on the value of the stock units at that time. The Deferred Plans are non-qualified plans under the Employee Retirement Income Security Act of 1974, as amended, and are not funded. Prior to the time that the deferred accounts are settled, participants are unsecured creditors. During 2007, our executive officers were eligible to participate in the Senior Officers Plan through which they could elect to defer a certain percentage of their compensation; however, effective January 1, 2007, the Board resolved to suspend indefinitely the non-employee directors' ability to defer additional compensation under the Non-Employee Directors Plan.

The following table summarizes certain information regarding amounts deferred by the Named Executive Officers under the Senior Officers Plan as of December 31, 2007.

	Nonqualified Deferred Compensation				
Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdraws/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Stewart Zimmerman	—	—	—	—	$ 122,618
Ronald A. Freydberg	—	—	—	—	67,382
William S. Gorin	—	—	—	—	158,104
Timothy W. Korth	—	—	—	—	—
Teresa D. Covello	—	—	—	—	—

The following table summarizes certain additional information regarding amounts deferred by our non-employee directors and Named Executive Officers participating in the Deferred Plans as of December 31, 2007.

Name	Total Amount Deferred[(1)]	Fair Market Value of Deferred Amount
Non-Employee Directors		
Stephen R. Blank	$ 86,863	$ 101,984
James A. Brodsky	45,891	53,706
Edison C. Buchanan	144,767	184,058
Michael L. Dahir	19,672	19,415
Alan L. Gosule	143,775	160,727
George H. Krauss	191,685	225,461
Named Executive Officers		
Stewart Zimmerman	118,163	122,618
Ronald A. Freydberg	62,698	67,382
William S. Gorin	148,983	158,104
Total	$ 962,497	$ 1,093,455

(1) Amounts in this column represents total compensation deferred and cash dividend equivalents credited to outstanding stock units from inception of participation in the Deferred Plans.

Pension Benefits

The Named Executive Officers received no benefits in 2007 from us under defined pension or defined contribution plans other than our tax-qualified 401(k) Plan.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

With respect to the Named Executive Officers, we entered into amended and restated employment agreements with (i) Messrs. Zimmerman, Freydberg and Gorin as of April 16, 2006 and (ii) Mr. Korth and Ms. Covello as of January 1, 2008. As described below, these employment agreements provide the Named Executive Officers with, among other things, certain payments at, following and/or in connection with certain terminations of employment or a change-in-control involving MFA. As used below, the terms "Cause," "Change In Control," "Disability," "Good Reason" and "Pre-Change-In-Control Event" shall have the respective meanings set forth in the applicable employment agreements.

Stewart Zimmerman. The amended and restated employment agreement for Mr. Zimmerman provides for an annual base salary of not less than $900,000. Pursuant to this agreement, Mr. Zimmerman is also entitled to receive an annual grant of Common Stock having an aggregate grant date fair value of $100,000, which was paid on the effective date of his amended and restated employment contract and, thereafter, will be paid on the first business day of each year during the term of his employment. In addition, Mr. Zimmerman is eligible to participate with Messrs. Freydberg and Gorin in an annual performance-based bonus pool, ranging annually from a minimum of $400,000 to a maximum of $6.0 million, based upon our attainment of specified ROAE targets. Specific information regarding the application of this performance-based bonus pool, including the applicable ROAE targets, is provided under "Compensation Discussion and Analysis—Elements of Executive Compensation" of this Executive Compensation section of the Proxy Statement. As provided in this agreement, a portion of any performance-based bonus pool amount paid to Mr. Zimmerman shall be paid in Restricted Shares (with respect to 2006, at least 25% of any such annual bonus amount over $100,000 and, with respect to each year thereafter, at least 50% of any such annual bonus amount over $100,000). In addition, in accordance with this agreement, Mr. Zimmerman shall not be permitted to sell or otherwise transfer any such Restricted Shares during the term of his employment unless the value of his stock holdings in us exceeds a multiple of five times his annual base compensation and, once this threshold is met, only in amounts having a value that exceeds that multiple. Mr. Zimmerman's amended and restated employment agreement has a term of approximately five years, subject to earlier termination in certain circumstances, and is scheduled to expire on December 31, 2010.

Pursuant to the terms of his amended and restated employment agreement, under certain specified scenarios during the term of his employment, Mr. Zimmerman is entitled to receive, in addition to earned and unpaid amounts then owed to him, certain payments upon the termination of his employment or a Change In Control involving MFA.

- *Without Cause or For Good Reason.* If Mr. Zimmerman's employment is terminated by us without Cause (which would exclude our determination not to renew his employment at the end of any applicable term) or by him for Good Reason, he will be entitled to (i) a payment equal to three times the greater of his combined annual base compensation and performance bonus for the preceding fiscal year or the average of his combined annual base compensation and performance bonus for the three preceding fiscal years, (ii) the immediate full vesting of all of his outstanding Restricted Shares and Options, with his Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, and (iii) the immediate full vesting and settlement of all of his outstanding Phantom Shares. In the event that Mr. Zimmerman's employment with us was terminated on December 31, 2007 under one of these two scenarios, he would have been entitled to receive from us a payment estimated to be $4,987,651.

- *Change In Control.* If Mr. Zimmerman's employment is terminated (i) by us without Cause within two months before a Change In Control and following the occurrence of a Pre-Change-In-Control Event, (ii) by his resignation for any reason within six months following a Change In Control, or (iii) by us other than for Cause or by his resignation for Good Reason within 24 months following a Change In Control, he will be entitled to (a) a payment equal to 300% of the sum of his current annual base compensation and his performance bonus for the preceding fiscal year, (b) the immediate full vesting of all of his outstanding Restricted Shares and Options, with his Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (c) the immediate full vesting and settlement of all of his outstanding Phantom Shares and (d) the continued participation, at our expense, in all of our health insurance, life insurance, retirement and other benefit programs for the balance of the term of his employment agreement. In the event that Mr. Zimmerman's employment with us was terminated on December 31, 2007 under one of these three scenarios, he would have been entitled to receive from us a payment estimated to be $4,875,436.

- *Non-Renewal of Employment.* If Mr. Zimmerman's employment is terminated by us based upon our determination not to renew the term of his employment at the end of any applicable term, he will be entitled to (i) a payment equal to his current base compensation, (ii) the immediate full vesting of all of his outstanding Restricted Shares and Options, with his Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, and (iii) the immediate full vesting and settlement of all of his outstanding Phantom Shares. In the event that Mr. Zimmerman's employment with us was terminated on December 31, 2007 under this scenario, he would have been entitled to receive from us a payment estimated to be $2,125,984.

- *Death or Disability.* If Mr. Zimmerman's employment is terminated by reason of his death or Disability, he (or his legal representative or estate) will be entitled to (i) a continued payment on a monthly basis of his current annual base compensation for a period of two years following such termination, (ii) the immediate full vesting of all of his outstanding Restricted Shares and Options, with his Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (iii) the immediate full vesting and settlement of all of his outstanding Phantom Shares and (iv) in the event of his Disability only, the continued participation, at our expense, in our health insurance for the balance of the duration of the Disability (subject to certain limitations). In the event that Mr. Zimmerman's employment with us was terminated on December 31, 2007 (i) by reason of his death, his estate would have been entitled to receive from us payments estimated to be $3,125,984 or (ii) by reason of his Disability, he or his legal guardian would have been entitled to receive from us payments estimated to be $3,300,633 (assuming payment of health insurance until age 70).

- *Cause or Voluntarily Without Good Reason.* If Mr. Zimmerman's employment is terminated (i) by us for Cause or (ii) at his own volition other than for Good Reason, he will not be entitled to any additional payments from us.

In addition to the foregoing amounts, in the event that Mr. Zimmerman's employment with us was terminated on December 31, 2007 under any of the scenarios identified above, he would have also been entitled to receive from us a payment of all amounts deferred by him under the Senior Officers Plan equal to $122,618.

Ronald A. Freydberg. The amended and restated employment agreement for Mr. Freydberg provides for an annual base salary of not less than $675,000. Pursuant to this agreement, Mr. Freydberg is eligible to participate with Messrs. Zimmerman and Gorin in an annual performance-based bonus pool, ranging annually from a minimum of $400,000 to a maximum of $6.0 million, based upon our attainment of specified ROAE targets. Specific information regarding the application of this performance-based bonus pool, including the applicable ROAE targets, is provided under "Compensation Discussion and Analysis—Elements of Executive Compensation" of this Executive Compensation section of the Proxy Statement. As provided in this agreement, a portion of any performance-based bonus pool amount paid to Mr. Freydberg shall be paid in Restricted Shares (with respect to 2006, at least 25% of any such annual bonus amount over $100,000 and, with respect to each year thereafter, at least 50% of any such annual bonus amount over $100,000). In addition, in accordance with this agreement, Mr. Freydberg shall not be permitted to sell or otherwise transfer any such Restricted Shares during the term of his employment unless the value of his stock holdings in us exceeds a multiple of three times his annual base compensation and, once this threshold is met, only in amounts having a value that exceeds that multiple. Mr. Freydberg's amended and restated employment agreement has a term of approximately three years, subject to earlier termination in certain circumstances, and is scheduled to expire on December 31, 2008.

Pursuant to the terms of his amended and restated employment agreement, under certain specified scenarios during the term of his employment, Mr. Freydberg is entitled to receive, in addition to earned and unpaid amounts then owed to him, certain payments upon the termination of his employment or a Change In Control involving MFA.

- *Without Cause or For Good Reason.* If Mr. Freydberg's employment is terminated by us without Cause (which would include our determination not to renew his employment at the end of any applicable term) or by him for Good Reason, he will be entitled to (i) a continued payment, in accordance with our payroll practices, of his current annual base compensation until the later of the contractual expiration of the stated term set forth in his employment agreement or the first anniversary of such termination, (ii) the immediate full vesting of all of his outstanding Restricted Shares and Options, with his Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (iii) the immediate full vesting and settlement of all of his outstanding Phantom Shares and (iv) the continued participation, at our expense, in our health insurance until the later of the contractual expiration of the stated term set forth in his employment agreement or the first anniversary of such termination. In the event that Mr. Freydberg's employment with us was terminated on December 31, 2007 under one of these two scenarios, he would have been entitled to receive from us a payment estimated to be $1,480,099.

- *Change In Control.* If Mr. Freydberg's employment is terminated (i) by us without Cause within two months before a Change In Control and following the occurrence of a Pre-Change-In-Control Event, (ii) by his resignation for any reason within three months following a Change In Control, or (iii) by us other than for Cause or by his resignation for Good Reason within 12 months following a Change In Control, he will be entitled to (a) a payment equal to 300% of the sum of his current annual base compensation and his highest performance bonus received during one of the two preceding fiscal years, (b) the immediate full vesting of all of his outstanding Restricted Shares and Options, with his Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (c) the immediate full vesting and settlement of all of his outstanding Phantom Shares and (d) the continued participation, at our expense, in all of our health insurance, life insurance, retirement and other benefit programs for the balance of the term of his employment agreement. In the event that Mr. Freydberg's employment with us was terminated on December 31, 2007 under one of these three scenarios, he would have been entitled to receive from us a payment estimated to be $3,367,760.

- *Death or Disability.* If Mr. Freydberg's employment is terminated by reason of his death or Disability, he (or his legal representative or estate) will be entitled to (i) a continued payment on a monthly basis of his current annual base compensation for a period of one year following such termination, (ii) the immediate full vesting of all of his outstanding Restricted Shares and Options, with his Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (iii) the immediate full vesting and settlement of all of his outstanding Phantom Shares and (iv) in the event of his Disability only, the continued participation, at our expense, in our health insurance for the balance of the duration of the Disability (subject to certain limitations). In the event that Mr. Freydberg's employment with us was terminated on December 31, 2007 (i) by reason of his death, his estate would have been entitled to receive from us payments estimated to be $1,451,547 or (ii) by reason of his Disability, he or his legal guardian would have been entitled to receive from us payments estimated to be $2,630,796 (assuming payment of health insurance until age 65).

- *Cause or Voluntarily Without Good Reason.* If Mr. Freydberg's employment is terminated (i) by us for Cause or (ii) at his own volition other than for Good Reason, he will not be entitled to any additional payments from us.

In addition to the foregoing amounts, in the event that Mr. Freydberg's employment with us was terminated on December 31, 2007 under any of the scenarios identified above, he would have also been entitled to receive from us a payment of all amounts deferred by him under the Senior Officers Plan equal to $67,382.

William S. Gorin. The amended and restated employment agreement for Mr. Gorin provides for an annual base salary of not less than $675,000. Pursuant to this agreement, Mr. Gorin is eligible to participate with Messrs. Zimmerman and Freydberg in an annual performance-based bonus pool, ranging annually from a minimum of $400,000 to a maximum of $6.0 million, based upon our attainment of specified ROAE targets. Specific information regarding the application of this performance-based bonus pool, including the applicable ROAE targets, is provided under "Compensation Discussion and Analysis—Elements of Executive Compensation" of this Executive Compensation section of the Proxy Statement. As provided in this agreement, a portion of any performance-based bonus pool amount paid to Mr. Gorin shall be paid in Restricted Shares (with respect to 2006, at least 25% of any such annual bonus amount over $100,000 and, with respect to each year thereafter, at least 50% of any such annual bonus amount over $100,000). In addition, in accordance with this agreement, Mr. Gorin shall not be permitted to sell or otherwise transfer any such Restricted Shares during the term of his employment unless the value of his stock holdings in us exceeds a multiple of three times his annual base compensation and, once this threshold is met, only in amounts having a value that exceeds that multiple. Mr. Gorin's amended and restated employment agreement has a term of approximately three years, subject to earlier termination in certain circumstances, and is scheduled to expire on December 31, 2008.

Pursuant to the terms of his amended and restated employment agreement, under certain specified scenarios during the term of his employment, Mr. Gorin is entitled to receive, in addition to earned and unpaid amounts then owed to him, certain payments upon the termination of his employment or a Change In Control involving MFA.

- *Without Cause or For Good Reason.* If Mr. Gorin's employment is terminated by us without Cause (which would include our determination not to renew his employment at the end of any applicable term) or by him for Good Reason, he will be entitled to (i) a continued payment, in accordance with our payroll practices, of his current annual base compensation until the later of the contractual expiration of the stated term set forth in his employment agreement or the first anniversary of such termination, (ii) the immediate full vesting of all of his outstanding Restricted Shares and Options, with his Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (iii) the immediate full vesting and settlement of all of his outstanding Phantom Shares and (iv) the continued participation, at our expense, in our health insurance until the later of the contractual expiration of the stated term set forth in his employment agreement or the first anniversary of such termination. In the event that Mr. Gorin's employment with us was terminated on December 31, 2007 under one of these two scenarios, he would have been entitled to receive from us a payment estimated to be $1,480,099.

- *Change In Control.* If Mr. Gorin's employment is terminated (i) by us without Cause within two months before a Change In Control and following the occurrence of a Pre-Change-In-Control Event, (ii) by his resignation for any reason within three months following a Change In Control, or (iii) by us other than for Cause or by his resignation for Good Reason within 12 months following a Change In Control, he will be entitled to (a) a payment equal to 300% of the sum of his current annual base compensation and his highest performance bonus received during one of the two preceding fiscal years, (b) the immediate full vesting of all of his outstanding Restricted Shares and Options, with his Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (c) the immediate full vesting and settlement of all of his outstanding Phantom Shares and (d) the continued participation, at our expense, in all of our health insurance, life insurance, retirement and other benefit programs for the balance of the term of his employment agreement. In the event that Mr. Gorin's employment with us was terminated on December 31, 2007 under one of these three scenarios, he would have been entitled to receive from us a payment estimated to be $3,367,760.

- *Death or Disability.* If Mr. Gorin's employment is terminated by reason of his death or Disability, he (or his legal representative or estate) will be entitled to (i) a continued payment on a monthly basis of his current annual base compensation for a period of one year following such termination, (ii) the immediate full vesting of all of his outstanding Restricted Shares and Options, with his Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (iii) the immediate full vesting and settlement of all of his outstanding Phantom Shares and (iv) in the event of his Disability only, the continued participation, at our expense, in our health insurance for the balance of the duration of the Disability (subject to certain limitations). In the event that Mr. Gorin's employment with us was terminated on December 31, 2007 (i) by reason of his death, his estate would have been entitled to receive from us payments estimated to be $1,451,547 or (ii) by reason of his Disability, he or his legal guardian would have been entitled to receive from us payments estimated to be $2,393,870 (assuming payment of health insurance until age 65).

- *Cause or Voluntarily Without Good Reason.* If Mr. Gorin's employment is terminated (i) by us for Cause or (ii) at his own volition other than for Good Reason, he will not be entitled to any additional payments from us.

In addition to the foregoing amounts, in the event that Mr. Gorin's employment with us was terminated on December 31, 2007 under any of the scenarios identified above, he would have also been entitled to receive from us a payment of all amounts deferred by him under the Senior Officers Plan equal to $158,104.

Timothy W. Korth. The amended and restated employment agreement for Mr. Korth provides for an annual base salary of not less than $325,000. Pursuant to this agreement, Mr. Korth is eligible to receive an annual performance bonus as recommended by our Chief Executive Officer and approved by the Compensation Committee or the Board, as the case may be. Mr. Korth's amended and restated employment agreement has a term of two years, subject to earlier termination in certain circumstances, and is scheduled to expire on December 31, 2009.

Pursuant to the terms of his amended and restated employment agreement, under certain specified scenarios during the term of his employment, Mr. Korth is entitled to receive, in addition to earned and unpaid amounts then owed to him, certain payments upon the termination of his employment or a Change In Control involving MFA.

- *Without Cause or For Good Reason.* If Mr. Korth's employment is terminated by us without Cause (which would exclude our determination not to renew his employment at the end of any applicable term) or by him for Good Reason, he will be entitled to (i) a continued payment, in accordance with our payroll practices, of his current annual base compensation until the later of the contractual expiration of the stated term set forth in his employment agreement or the first anniversary of such termination, (ii) the immediate full vesting of all of his outstanding Restricted Shares and Options, with his Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (iii) the immediate full vesting and settlement of all of his outstanding Phantom Shares and (iv) the continued participation, at our expense, in our health insurance until the later of the contractual expiration of the stated term set forth in his employment agreement or the first anniversary of such termination. In the event that Mr. Korth's employment with us was terminated on December 31, 2007 under one of these two scenarios, he would have been entitled to receive from us a payment estimated to be $480,477.

- *Change In Control.* If Mr. Korth's employment is terminated (i) by us without Cause (which would include our determination not to renew his employment at the end of any applicable term) within two months before a Change In Control and following the occurrence of a Pre-Change-In-Control Event, (ii) by his resignation for any reason within three months following a Change In Control, or (iii) by us other than for Cause (which would include our determination not to renew his employment at the end of any applicable term) or by his resignation for Good Reason within 12 months following a Change In Control, he will be entitled to (a) a payment equal to 250% of the sum of his current annual base compensation and his highest performance bonus received during one of the two preceding fiscal years, (b) the immediate full vesting of all of his outstanding Restricted Shares and Options, with his Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (c) the immediate full vesting and settlement of all of his outstanding Phantom Shares and (d) the continued participation, at our expense, in all of our health insurance, life insurance, retirement and other benefit programs for the balance of the term of his employment agreement. In the event that Mr. Korth's employment with us was terminated on December 31, 2007 under one of these three scenarios, he would have been entitled to receive from us a payment estimated to be $1,248,708.

- *Death or Disability.* If Mr. Korth's employment is terminated by reason of his death or Disability, he (or his legal representative or estate) will be entitled to (i) a continued payment on a monthly basis of his current annual base compensation for a period of one year following such termination, (ii) the immediate full vesting of all of his outstanding Restricted Shares and Options, with his Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (iii) the immediate full vesting and settlement of all of his outstanding Phantom Shares and (iv) in the event of his Disability only, the continued participation, at our expense, in our health insurance for the balance of the duration of the Disability (subject to certain limitations). In the event that Mr. Korth's employment with us was terminated on December 31, 2007 (i) by reason of his death, his estate would have been entitled to receive from us payments estimated to be $451,925 or (ii) by reason of his Disability, he or his legal guardian would have been entitled to receive from us payments estimated to be $2,437,223 (assuming payment of health insurance until age 65).

- *Cause or Voluntarily Without Good Reason.* If Mr. Korth's employment is terminated (i) by us for Cause or (ii) at his own volition other than for Good Reason, he will not be entitled to any additional payments from us.

Teresa D. Covello. The amended and restated employment agreement for Ms. Covello provides for an annual base salary of not less than $250,000. Pursuant to this agreement, Ms. Covello is eligible to receive an annual performance bonus as recommended by our Chief Executive Officer and/or Chief Financial Officer and approved by the Compensation Committee or the Board, as the case may be. Ms. Covello's amended and restated employment agreement has a term of two years, subject to earlier termination in certain circumstances, and is scheduled to expire on December 31, 2009.

Pursuant to the terms of her amended and restated employment agreement, under certain specified scenarios during the term of her employment, Ms. Covello is entitled to receive, in addition to earned and unpaid amounts then owed to her, certain payments upon the termination of her employment or a Change In Control involving MFA.

- *Without Cause or For Good Reason.* If Ms. Covello's employment is terminated by us without Cause (which would exclude our determination not to renew her employment at the end of any applicable term) or by her for Good Reason, she will be entitled to (i) a continued payment, in accordance with our payroll practices, of her current annual base compensation until the later of the contractual expiration of the stated term set forth in her employment agreement or the first anniversary of such termination, (ii) the immediate full vesting of all of her outstanding Restricted Shares and Options, with her Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (iii) the immediate full vesting and settlement of all of her outstanding Phantom Shares and (iv) the continued participation, at our expense, in our health insurance until the later of the contractual expiration of the stated term set forth in her employment agreement or the first anniversary of such termination. In the event that Ms. Covello's employment with us was terminated on December 31, 2007 under one of these two scenarios, she would have been entitled to receive from us a payment estimated to be $383,691.

- *Change In Control.* If Ms. Covello's employment is terminated (i) by us without Cause (which would include our determination not to renew her employment at the end of any applicable term) within two months before a Change In Control and following the occurrence of a Pre-Change-In-Control Event, (ii) by her resignation for any reason within three months following a Change In Control, or (iii) by us other than for Cause (which would include our determination not to renew her employment at the end of any applicable term) or by her resignation for Good Reason within 12 months following a Change In Control, she will be entitled to (a) a payment equal to 250% of the sum of her current annual base compensation and her highest performance bonus received during one of the two preceding fiscal years, (b) the immediate full vesting of all of her outstanding Restricted Shares and Options, with her Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (c) the immediate full vesting and settlement of all of her outstanding Phantom Shares and (d) the continued participation, at our expense, in all of our health insurance, life insurance, retirement and other benefit programs for the balance of the term of her employment agreement. In the event that Ms. Covello's employment with us was terminated on December 31, 2007 under one of these three scenarios, she would have been entitled to receive from us a payment estimated to be $1,063,935.

- *Death or Disability.* If Ms. Covello's employment is terminated by reason of her death or Disability, she (or her legal representative or estate) will be entitled to (i) a continued payment on a monthly basis of her current annual base compensation for a period of one year following such termination, (ii) the immediate full vesting of all of her outstanding Restricted Shares and Options, with her Options and related DERs remaining outstanding until the earlier of 90 days after such termination or the contractual expiration of such instruments had such termination not occurred, (iii) the immediate full vesting and settlement of all of her outstanding Phantom Shares and (iv) in the event of her Disability only, the continued participation, at our expense, in our health insurance for the balance of the duration of the Disability (subject to certain limitations). In the event that Ms. Covello's employment with us was terminated on December 31, 2007 (i) by reason of her death, her estate would have been entitled to receive from us payments estimated to be $355,138 or (ii) by reason of her Disability, she or her legal guardian would have been entitled to receive from us payments estimated to be $2,340,436 (assuming payment of health insurance until age 65).

- *Cause or Voluntarily Without Good Reason.* If Ms. Covello's employment is terminated (i) by us for Cause or (ii) at her own volition other than for Good Reason, she will not be entitled to any additional payments from us.

Each of the amended and restated employment agreements of Messrs. Zimmerman, Freydberg, Gorin and Korth and Ms. Covello includes a prohibition on (a) providing services to, or acquiring certain interests in, any other mortgage REIT and (b) soliciting our employees, in either case without our consent, for a period of one year following a termination of employment; *provided*, that, the non-compete obligation described in clause (a) of this sentence will not be effective, with respect to Messrs. Zimmerman, Freydberg and Gorin, in the event any such individual elects not to renew the term of his employment upon expiration of the initial or any renewal period and, with respect to Mr. Korth and Ms. Covello, in the event either they or we elect not to renew the term of their employment upon expiration of the initial or any renewal period.

Compensation Committee Interlocks and Insider Participation

There are no compensation committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Exchange Act.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of the outstanding shares of Common Stock ("10% Holders") to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of MFA. Directors, executive officers and 10% Holders are required by the SEC's regulations to furnish us with copies of all Section 16(a) forms and amendments thereto filed during any given year.

Based on the review of copies of the Section 16(a) reports and amendments thereto furnished us and written representations from our directors, executive officers and 10% Holders that no other reports were required to be filed, we believe that for the year ended December 31, 2007 our directors, executive officers and 10% Holders complied with all Section 16(a) filing requirements applicable to them.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since the beginning of our last fiscal year, we have not been a party to any transaction or proposed transaction with any related person who is (i) one of our directors or executive officers, (ii) a director nominee, (iii) a beneficial owner of more than 5% of the Common Stock or (iv) any member of the immediate family of any of the foregoing persons that involves an amount exceeding $120,000 and in which any such related person had or will have a direct or indirect material interest.

Legal Services. Since 2001, we have retained the services of Clifford Chance as our outside legal counsel for general, corporate, securities and other matters. Alan L. Gosule, one of our directors, is a partner of Clifford Chance.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the Record Date regarding the beneficial ownership of our Common Stock by (i) each person known to us to be the beneficial owner of 5% or more of the Common Stock, (ii) the Named Executive Officers, (iii) our directors and (iv) all of our directors and executive officers as a group.

	Common Stock Beneficially Owned			
Name and Business Address(1)	Shares(2)(3)	Shares Subject to Options(4)	Total	Percent of Class
Directors and Officers				
Stewart Zimmerman	216,599	285,000	501,599	*
Ronald A. Freydberg	117,823	100,000	217,823	*
William S. Gorin	166,746	100,000	266,746	*
Timothy W. Korth	9,673	50,000	59,673	*
Teresa D. Covello	12,103	50,000	62,103	*
Stephen R. Blank	7,468	5,000	12,468	*
James A. Brodsky	8,250	5,000	13,250	*
Edison C. Buchanan	3,750	5,000	8,750	*
Michael L. Dahir	112,686	5,000	117,686	*
Alan L. Gosule	6,336	5,000	11,336	*
George H. Krauss	25,973	80,000	105,973	*
All directors and executive officers as a group (12 persons)	687,407	690,000	1,377,407	*
FMR LLC(5) 82 Devonshire Street Boston, Massachusetts 02109	17,717,760	—	—	12.399%
Wellington Management Company, LLP(6) 75 State Street Boston, Massachusetts 02109	9,268,684	—	—	8.860%

(*) Represents less than 1% of issued and outstanding shares of Common Stock.

(1) The business address of each director and Named Executive Officer is c/o MFA Mortgage Investments, Inc., 350 Park Avenue, 21st Floor, New York, New York 10022.

(2) Each director and Named Executive Officer has sole voting and investment power with respect to these shares, except that (i) Mr. Freydberg jointly holds 76,000 shares with his spouse and (ii) Mr. Krauss's spouse has sole voting and investment power with respect to 22,223 shares.

(3) Includes unvested Restricted Shares granted to the Named Executive Officers pursuant to our 2004 Equity Compensation Plan as follows: Mr. Zimmerman – 8,391 Restricted Shares; Mr. Freydberg – 5,826 Restricted Shares; Mr. Gorin – 5,826 Restricted Shares; Mr. Korth – 1,765 Restricted Shares; and Ms. Covello – 1,337 Restricted Shares.

(4) For purposes of this table, a person is deemed to be the beneficial owner of shares of Common Stock if that person has the right to acquire such shares within 60 days of the Record Date by the exercise of any Options. Options held by a person are deemed to have been exercised for the purpose of computing the percentage of outstanding shares of Common Stock beneficially owned by such person, but shall not be deemed to have been exchanged or exercised for the purpose of computing the percentage of outstanding shares of Common Stock beneficially owned by any other person.

(5) On its Schedule 13G (Amendment No. 1) filed with the SEC on March 10, 2008, FMR LLC reported sole voting power with respect to 1,612,460 shares of Common Stock beneficially owned by them and sole dispositive power with respect to 17,717,760 shares of Common Stock beneficially owned by them. The Schedule 13G (Amendment No. 1) reports a beneficial ownership percentage of shares of Common Stock of 12.399%, which does not include any shares issued or repurchased since such percentage was calculated for purposes of the Schedule 13G (Amendment No. 1).

(6) On its Schedule 13G filed with the SEC on February 14, 2008, Wellington Management Company, LLP reported shared voting power with respect to 6,173,160 shares of Common Stock beneficially owned by them and shared dispositive power with respect to 9,149,784 shares of Common Stock beneficially owned by them. The Schedule 13G reports a beneficial ownership percentage of shares of Common Stock of 8.86%, which does not include any shares issued or repurchased since such percentage was calculated for purposes of the Schedule 13G.

OTHER MATTERS

The Board knows of no other business to be presented at the Annual Meeting. The proxies for the Annual Meeting confer discretionary authority on the persons named therein as proxy holders to vote on any matter proposed by stockholders for consideration at the Annual Meeting. As to any other business which may properly come before the Annual Meeting, the persons named as proxy holders on your proxy card will vote the shares of Common Stock represented by properly voted proxies in their judgment.

SUBMISSION OF STOCKHOLDER PROPOSALS

Any stockholder intending to present a proposal at our 2009 Annual Meeting of Stockholders and have the proposal included in the proxy statement for such meeting must, in addition to complying with the applicable laws and regulations governing submissions of such proposals, submit the proposal in writing to us no later than December 9, 2008.

Pursuant to our current Bylaws, any stockholder intending to present a proposal at an annual meeting of our stockholders, without having such proposal included in the proxy statement for such annual meeting, must notify us in writing not less than 120 days nor more than 150 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. Accordingly, any stockholder who intends to submit such a proposal at our 2009 Annual Meeting of Stockholders must notify us in writing of such proposal by December 9, 2008, but in no event earlier than November 9, 2008.

Any such proposal must include the information required by our Bylaws and should be sent to Timothy W. Korth, our General Counsel, Senior Vice President – Business Development and Corporate Secretary, at MFA Mortgage Investments, Inc., 350 Park Avenue, 21st Floor, New York, New York 10022.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single set of proxy materials (i.e., the proxy statement and annual report) addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single set of proxy materials will be delivered to multiple stockholders sharing the same address unless contrary instructions have been received from the impacted stockholders. Once a stockholder has received notice from its broker that they will be "householding" communications to such stockholder's address, "householding" will continue until such stockholder revokes consent to "householding" or is notified otherwise. If, at any time, a stockholder no longer wishes to participate in "householding" and would prefer to receive a separate set of our proxy materials, such stockholder should so notify us by directing written requests to: MFA Mortgage Investments, Inc., 350 Park Avenue, 21st Floor, New York, New York 10022, Attn: Timothy W. Korth, our General Counsel, Senior Vice President – Business Development and Corporate Secretary or by calling our investor relations toll-free phoneline at (800) 892-7547. In addition, if so requested, we will also undertake to promptly deliver a separate set of proxy materials to any stockholder for whom such proxy materials were subject to "householding." Stockholders who currently receive multiple copies of our proxy materials at their address and would like to request "householding" of their communications should contact us as specified above or their respective brokers.

MISCELLANEOUS

We are bearing all costs associated with the solicitation of proxies in connection with the Annual Meeting. This solicitation is being made primarily through the internet and by mail, but may also be made by our directors, executive officers and employees by telephone, telegraph, facsimile transmission, electronic transmission, internet, mail or personal interview. No additional compensation will be given to our directors, executive officers or employees for this solicitation. We will request brokers and nominees who hold shares of Common Stock in their names to furnish proxy material to beneficial owners of such shares and will reimburse such brokers and nominees for their reasonable expenses incurred in forwarding solicitation material to such beneficial owners.

A COPY OF OUR ANNUAL REPORT ON FORM 10-K (FILED WITH THE SEC AND THE NYSE), WHICH CONTAINS ADDITIONAL INFORMATION ABOUT US, IS AVAILABLE FREE OF CHARGE TO ANY STOCKHOLDER. REQUESTS SHOULD BE DIRECTED TO TIMOTHY W. KORTH, OUR GENERAL COUNSEL, SENIOR VICE PRESIDENT – BUSINESS DEVELOPMENT AND CORPORATE SECRETARY, AT MFA MORTGAGE INVESTMENTS, INC., 350 PARK AVENUE, 21ST FLOOR, NEW YORK, NEW YORK 10022.

By Order of the Board

Timothy W. Korth
General Counsel, Senior Vice President – Business Development and Corporate Secretary

New York, New York
April 8, 2008

DIRECTORS AND OFFICERS

Directors

Stewart Zimmerman
Chairman, President and Chief Executive Officer
MFA Mortgage Investments, Inc.

Stephen R. Blank
Senior Fellow, Finance
Urban Land Institute

James A. Brodsky
Member
Weiner Brodsky Sidman Kider PC

Edison C. Buchanan
Corporate Advisor
The Trust for Public Land

Michael L. Dahir
Chairman and Chief Executive Officer
Omaha State Bank

Alan Gosule
Partner
Clifford Chance US LLP

George H. Krauss
Consultant—Burlington Capital Group
Of Counsel—Kutak Rock LLP

Officers

Stewart Zimmerman
President and Chief Executive Officer

William S. Gorin
Executive Vice President
Chief Financial Officer

Ronald A. Freydberg
Executive Vice President
Chief Portfolio Officer

Teresa D. Covello
Senior Vice President
Chief Accounting Officer and Treasurer

Timothy W. Korth II
General Counsel
Senior Vice President—Business Development and Corporate Secretary

Daniel M. Pallone
Senior Vice President—Finance

Shira Finkel
Vice President—Tax and Insurance Manager

Craig L. Knutson
Vice President

Matthew Ottinger
Vice President—Controller

Sunil Yadav
Vice President

Deborah Yang
Vice President

Cora D. Clark
Assistant Vice President

Gudmundur Kristjansson
Assistant Vice President

STOCKHOLDER INFORMATION

Registrar and Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Toll Free (866) 249-2610
Foreign Shareowners:
(201) 680-6578
TDD for Hearing Impaired:
(800) 231-5469
Web Address:
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm
Ernst & Young LLP
5 Times Square
New York, NY 10036

Outside Legal Counsel
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

Annual Meeting
The 2008 Annual Meeting of Stockholders will be held on Wednesday, May 21, 2008, at 10:00 AM
The New York Palace Hotel
455 Madison Avenue
New York, NY 10021

Stockholder Communications
A copy of the Company's 2007 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available to stockholders who request it by contacting:

Timothy W. Korth II
MFA Mortgage Investments, Inc.
350 Park Avenue, 21st Floor
New York, NY 10022
(212) 207-6400

Corporate Governance
The Company filed (1) an annual certification of its Chief Executive Officer in 2007 with the NYSE regarding the Company's compliance with the NYSE's corporate governance listing standards and (2) the certifications of its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its 2007 Annual Report on Form 10-K.

Designed by Curran & Connors, Inc. / www.curran-connors.com

MFA
LISTED
NYSE®

MFA
MORTGAGE INVESTMENTS, INC.

350 Park Avenue New York, NY 10022
Telephone: 212-207-6400
Fax: 212-207-6420
www.mfa-reit.com

END